As filed with the Securities and Exchange Commission on April 10, 2013.

Registration No. 333-185869

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST PACTRUST BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	6021	04-3639825
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18500 Von Karman Ave., Suite 1100

Irvine, California 92612

(949) 236-5211

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

John C. Grosvenor

Executive Vice President and General Counsel

First PacTrust Bancorp, Inc.

18500 Von Karman Ave., Suite 1100

Irvine, California 92612

(949) 236-5211

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	David R. Misch Chief Executive Officer The Private Bank of California 10100 Santa Monica Boulevard, Suite 2500 Los Angeles, California 90067 (310) 286-0710	Keith T. Holmes, Esq. King, Holmes, Paterno & Berliner 1900 Avenue of the Stars 25th Floor Los Angeles, California 90067 (310) 282-8989

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(2)(4)
Common Stock, par value $0.01	2,150,000	N/A	$22,204,099	$3,029

(1)	The maximum number of shares of First PacTrust Bancorp, Inc. (“First PacTrust”) common stock estimated to be issuable upon completion of the merger of First PacTrust and The Private Bank of California (“PBOC”), as described herein. This number is based on (A) 2,083,333 shares of First PacTrust common stock issuable in exchange for all shares of PBOC common stock issued and outstanding immediately prior to the completion of the merger and (B) the number of shares of PBOC common stock reserved for issuance under various plans as of April 2, 2013 and not subject to the PBOC option cancellation agreements (as described herein), which shall be converted into options to purchase First PacTrust common shares, in each case pursuant to the terms of the Agreement and Plan of Merger, dated as of August 21, 2012, by and between First PacTrust and PBOC and attached to the proxy statement/prospectus as Annex A.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rules 457(f) and 457(c) under the Securities Act, based on a rate of $136.40 per $1,000,000 of the proposed maximum aggregate offering price.
(3)	The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of PBOC common stock (the securities to be cancelled in the merger) in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: (A) the product of (i) $12.00, the average of the high and low prices per share of PBOC common stock as reported on the OTC Bulletin Board on April 9, 2013 and (ii) 3,924,301 the estimated maximum number of shares of PBOC common stock that may be exchanged for the merger consideration, including shares reserved for issuance under various equity plans, minus (B) $24,887,513, the estimated aggregate amount of cash to be paid by the registrant in the merger.
(4)	$3,225 was previously paid in connection with the filing of the initial Form S-4.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 10, 2013

[PBOC Logo]

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On August 21, 2012, The Private Bank of California, Beach Business Bank and First PacTrust Bancorp, Inc. agreed to a strategic business combination in which Private Bank will merge with Beach Business Bank, a wholly owned subsidiary of First PacTrust (or, at the option of First PacTrust, Pacific Trust Bank, fsb, a wholly owned subsidiary of First PacTrust, as further described in this proxy statement/prospectus). In the merger, all of the issued and outstanding shares of Private Bank common stock will be converted into, in aggregate, (1) 2,083,333 shares of First PacTrust common stock and (2) $24,887,513 in cash, in each case subject to certain adjustments. Based on the number of Private Bank common shares outstanding as of [    ] each share of Private Bank common stock would be converted into [    ] shares of First PacTrust common stock and $[    ] if the merger had been completed as of that date. However, the exact number of First PacTrust shares and amount of cash you may be entitled to receive in the merger will depend on the number of Private Bank common shares issued and outstanding on the date the merger is actually completed.

We are sending you this proxy statement/prospectus to notify you of and invite you to the special meeting of The Private Bank of California shareholders being held to consider the Agreement and Plan of Merger, dated as of August 21, 2012, as it may be further amended from time to time (which we refer to as the merger agreement), that The Private Bank of California has entered into with First PacTrust, and to ask you to vote at the special meeting in favor of the approval of the merger agreement.

The special meeting of Private Bank shareholders will be held on [    ], 2013 at the company’s principal executive offices, 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, CA 90067 at 3:30 p.m. local time.

At the special meeting, you will be asked to approve the merger agreement. In the merger, The Private Bank of California will merge with Beach Business Bank, a wholly owned subsidiary of First PacTrust (or, at the option of First PacTrust, Pacific Trust Bank, fsb, a wholly owned subsidiary of First PacTrust, as further described in this proxy statement/prospectus). You will also be asked to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

The market value of the merger consideration will fluctuate with the market price of First PacTrust common stock and will not be known at the time you vote on the merger. First PacTrust common stock is currently quoted on the NASDAQ Global Market under the symbol “BANC.” On [    ], the last trading day before the date of this proxy statement/prospectus for which it was practicable to obtain this information, the closing share price of First PacTrust common stock was $[    ] per share as reported on the NASDAQ Global Market. We urge you to obtain current market quotations for First PacTrust and The Private Bank of California.

Your vote is important. We cannot complete the merger unless The Private Bank of California’s shareholders approve the merger agreement. In order for the merger to be approved, the holders of at least a majority of the shares of Private Bank common stock outstanding and entitled to vote must vote in favor of approval of the merger agreement. Regardless of whether or not you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Failing to vote will have the same effect as voting against the merger.

The Private Bank of California’s board of directors unanimously recommends that Private Bank shareholders vote “FOR” approval of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

This proxy statement/prospectus describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” for a discussion of the risks relating to the proposed merger. You also can obtain information about First PacTrust from documents that it has filed with the Securities and Exchange Commission.

If you have any questions concerning the merger, please contact The Private Bank of California’s proxy solicitor, Georgeson, Inc. at 866-295-3782 (toll free), or at pbca@georgeson.com. Banks and brokerage firms should call Georgeson at 212-440-9800. We look forward to seeing you at the special shareholders’ meeting in Los Angeles, California.

R. Todd Neilson
Chairman of the Board
The Private Bank of California

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the California Department of Financial Institutions, nor any state securities commission or any other bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either First PacTrust or The Private Bank of California, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is [    ], and it is first being mailed or otherwise delivered to Private Bank shareholders on or about [                        ].

[PBOC Logo]

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of The Private Bank of California:

The Private Bank of California will hold a special meeting of shareholders at 3:30 pm local time, on [    ] at the company’s principal executive offices, 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, California 90067, to consider and vote upon the following matters:

•

a proposal to approve the Agreement and Plan of Merger, dated as of August 21, 2012, by and among First PacTrust Bancorp, Inc., Beach Business Bank and The Private Bank of California, pursuant to which The Private Bank of California will merge with Beach Business Bank, a wholly owned subsidiary of First PacTrust (or, at the option of First PacTrust, Pacific Trust Bank, fsb, a wholly owned subsidiary of First PacTrust), as more fully described in the attached proxy statement/prospectus; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

We have fixed the close of business on [    ] as the record date for the special meeting. Only Private Bank shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. In order for the merger to be approved, the holders of a majority of the shares of Private Bank common stock outstanding and entitled to vote must vote in favor of approval of the merger agreement.

Your vote is very important. We cannot complete the merger unless The Private Bank of California’s common shareholders approve the merger agreement. Failure to vote will have the same effect as voting against the merger.

Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of Private Bank common stock, please contact The Private Bank of California’s proxy solicitor, Georgeson, Inc. at 866-295-3782.

The Private Bank of California’s board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Private Bank shareholders vote “FOR” the approval of the merger agreement and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval.

BY ORDER OF THE BOARD OF DIRECTORS,

Joyce N. Kaneda
Corporate Secretary
The Private Bank of California

Los Angeles, California

[    ], 2013

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about First PacTrust from documents filed with or furnished to the Securities and Exchange Commission, or SEC, that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by First PacTrust at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting First PacTrust at the following address:

First PacTrust Bancorp, Inc.

18500 Von Karman Avenue, Suite 1100

Irvine, California 92612

Attention: Secretary

Telephone: (949) 236-5211

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that Private Bank shareholders requesting documents must do so by [    ], 2013, in order to receive them before the special meeting.

In addition, if you have questions about the merger or the Private Bank special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Georgeson, Inc., at the following address and telephone numbers:

199 Water Street, 26th Floor

New York, NY 10038

866-295-3782 (toll free)

Banks and brokerage firms please call: 212-440-9800

The Private Bank of California does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and accordingly does not file documents or reports with the SEC. The Private Bank of California’s audited financial statements for the fiscal year ended, and as of, December 31, 2012 and December 31, 2011 are included as exhibits to the Current Report on Form 8-K filed by First PacTrust on April 10, 2013, and are incorporated by reference into this proxy statement/prospectus.

See “Where You Can Find More Information” for more details.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE PBOC SPECIAL MEETING

The following are some questions that you may have regarding the merger and The Private Bank of California special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

References in this proxy statement/prospectus to “PBOC” or “Private Bank” refer to The Private Bank of California, a California-chartered state bank. References in this proxy statement/prospectus to “First PacTrust” refer to First PacTrust Bancorp, Inc., a Maryland corporation, and, unless the context otherwise requires, to its affiliates. References in this proxy statement/prospectus to “Beach” refer to Beach Business Bank, a California corporation and a wholly owned subsidiary of First PacTrust.

Q:	What am I being asked to vote on at the PBOC special meeting?

A:	First PacTrust and PBOC have entered into an Agreement and Plan of Merger, dated as of August 21, 2012, which we refer to as the merger agreement, pursuant to which First PacTrust has agreed to acquire PBOC. Under the terms of the merger agreement, PBOC will merge with and into Beach, a wholly owned subsidiary of First PacTrust, with Beach continuing as the surviving entity. We refer to this transaction (including the alternative structure described in the immediately following sentence) as the merger. The merger agreement provides that if First PacTrust gives written notice to PBOC no later than three business days prior to the completion of the merger, First PacTrust may revise the structure of the merger so that PBOC merges with and into Pacific Trust Bank, fsb, a federal savings bank and a wholly owned subsidiary of First PacTrust, which we refer to as PacTrust Bank, with PacTrust Bank as the surviving entity in the merger (we refer to this alternative as the alternative structure).

PBOC shareholders are also being asked to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement. This is referred to as the adjournment proposal.

Q:	What will I receive in the merger?

A:	If the merger is completed, each holder of PBOC common stock outstanding immediately prior to the completion of the merger will receive his, her or its proportional share of (1) 2,083,333 shares of First PacTrust common stock and (2) $24,887,513 in cash, in each case subject to certain adjustments, which we refer to as the merger consideration. Based on the number of PBOC common shares outstanding as of [ ], each share of PBOC common stock would have been converted into [ ] shares of First PacTrust common stock and $[ ] in cash if the merger had been completed as of that date. The exact number of First PacTrust shares and amount of cash you may be entitled to receive in the merger will depend on the number of PBOC common shares outstanding on the date the merger is actually completed.

The merger consideration is subject to the following adjustment: if the value of the merger consideration, calculated using $12.00 as the value of one share of First PacTrust common stock, would otherwise exceed an amount equal to 1.30 times PBOC’s tangible common equity as of the last business day of the month before the closing of the merger (after subtracting from tangible common equity certain unaccrued one-time PBOC merger-related costs and expenses) then the cash portion of the merger consideration will be adjusted downward until the total value of the merger consideration is equal to such amount.

First PacTrust will not issue any fractional shares of First PacTrust common stock in the merger. PBOC shareholders who would otherwise be entitled to a fractional share of First PacTrust common stock upon the completion of the merger will instead receive an amount in cash calculated using $12.00 as the value of one share of First PacTrust common stock.

Q:	Will the value of the merger consideration change between the special meeting and the time the merger is completed?

A:	The value of the merger consideration may fluctuate between the special meeting and the completion of the merger based upon the market value of First PacTrust common stock. In the merger you will receive a number of shares of First PacTrust common stock for each share of PBOC common stock you hold. Any fluctuation in the market price of First PacTrust common stock after the special meeting will change the value of the shares of First PacTrust common stock that you will receive.

Q:	How does PBOC’s board of directors recommend that I vote at the special meeting?

A:	PBOC’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and “FOR” the adjournment proposal.

Q:	When and where is the PBOC special meeting?

A:	The PBOC special meeting will be held at the company’s principal executive offices, 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, CA 90067 on [ ], 2013, at 3:30 p.m. local time.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. “Street name” shareholders who wish to vote at the special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	What constitutes a quorum for the special meeting?

A:	The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of PBOC common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given.

Q:	What is the vote required to approve each proposal at the PBOC special meeting?

A:	Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of PBOC common stock as of the close of business on [ ], 2013, the record date for the special meeting.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of PBOC common stock represented in person or by proxy at the special meeting, even if less than a quorum.

Q:	Why is my vote important?

If you do not vote, it will be more difficult for PBOC to obtain the necessary quorum to hold its special meeting. In addition, your failure to vote or failure to instruct your bank or broker as to how to vote will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the holders of a majority of the outstanding shares of PBOC common stock entitled to vote at the special meeting. PBOC’s board of directors unanimously recommends that you vote to approve the merger agreement.

Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker as to how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What if I abstain from voting or fail to instruct my bank or broker?

A:	If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

If you mark “ABSTAIN” on your proxy with respect to the adjournment proposal, it will have the same effect as a vote “AGAINST” the proposal. The failure to vote or failure to instruct your bank or broker with respect to the adjournment proposal, however, will have no effect on the adjournment proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of PBOC common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. PBOC reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without PBOC’s express written consent.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to PBOC’s corporate secretary, (3) voting again by telephone or the Internet or (4) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by PBOC after the vote will not affect the vote. PBOC’s corporate secretary’s mailing address is: Secretary, The Private Bank of California, 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, California, 90067. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	Will PBOC be required to submit the proposal to approve the merger agreement to its shareholders even if PBOC’s board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the PBOC special meeting, PBOC is required to submit the proposal to approve the merger agreement to its shareholders even if PBOC’s board of directors has withdrawn or modified its recommendation.

Q:	What are the U.S. federal income tax consequences of the merger to PBOC shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and U.S. holders of PBOC common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of PBOC common stock for shares of First PacTrust common stock in the merger, except that U.S. holders will recognize gain (but not loss) to the extent of the amount of any cash received in the merger.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of PBOC common stock. A holder’s tax consequences will depend on its individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	What if I want to exercise dissenters’ rights?

A:	If you want to exercise dissenters’ rights and receive the fair value of your PBOC shares in cash instead of the merger consideration described in this proxy statement/prospectus, your shares must not be voted “FOR” approval of the merger agreement, and you must follow other procedures after the meeting, as described in Annex C. If you return a signed proxy without voting instructions or with instructions to vote “FOR” the merger agreement, your shares will be automatically voted in favor of the merger agreement and you will lose dissenters’ rights. Thus, if you wish to dissent and you execute and return a proxy, you must specify that your shares are to be either voted “AGAINST” or “ABSTAIN” with respect to approval of the merger.

Q:	If I am a PBOC shareholder, should I send in my PBOC stock certificates now?

A:	No. Please do not send in your PBOC stock certificates with your proxy. After the merger, an exchange agent designated by First PacTrust will send you instructions for exchanging PBOC stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

Q:	What should I do if I hold my shares of PBOC common stock in book-entry form?

A:	You are not required to take any specific actions if your shares of PBOC common stock are held in book-entry form, and you may vote your shares in the same manner as certificated shares may be voted. After the completion of the merger, shares of PBOC common stock held in book-entry form automatically will be exchanged for the merger consideration, including shares of First PacTrust common stock in book-entry form, and any cash to be received in the merger.

Q:	Whom may I contact if I cannot locate my PBOC stock certificate(s)?

A:	If you are unable to locate your original PBOC stock certificate(s), you should contact Computershare at 800-962-4284.

Q:	When do you expect to complete the merger?

A:	PBOC, Beach and First PacTrust expect to complete the merger during the second quarter of 2013. However, neither PBOC nor First PacTrust can assure you when or if the merger will occur. PBOC, Beach and First PacTrust must first obtain the approval of PBOC shareholders at the special meeting.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of PBOC common stock, please contact: Georgeson, Inc., PBOC’s proxy solicitor, at 866-295-3782. Banks and brokerage firms should call Georgeson at 212-440-9800.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire proxy statement/prospectus, including the appendices, and the other documents to which we refer in order to fully understand the merger. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

In the Merger, PBOC Shareholders Will Receive Cash and Shares of First PacTrust Common Stock (page [    ])

If the merger is completed, each holder of PBOC common stock outstanding immediately prior to the completion of the merger will receive his, her or its proportional share of (1) 2,083,333 shares of First PacTrust common stock and (2) $24,887,513 in cash, in each case subject to certain adjustments. Based on the number of PBOC common shares outstanding as of [    ], 2013, each share of PBOC common stock would have been converted into [    ] shares of First PacTrust common stock and $[    ] in cash if the merger had been completed as of that date. The exact number of First PacTrust shares and amount of cash you may be entitled to receive in the merger will depend on the number of PBOC common shares outstanding on the date the merger is actually completed.

The merger consideration is subject to the following adjustment: if the value of the merger consideration, calculated using $12.00 as the value of one share of First PacTrust common stock, would otherwise exceed an amount equal to 1.30 times PBOC’s tangible common equity as of the last business day of the month before the closing of the merger (after subtracting from tangible common equity certain unaccrued one-time PBOC merger-related costs and expenses), then the cash portion of the merger consideration will be adjusted downward until the value of the merger consideration is equal to such amount.

First PacTrust will not issue any fractional shares of First PacTrust common stock in the merger. PBOC shareholders who would otherwise be entitled to a fractional share of First PacTrust common stock upon the completion of the merger will instead receive an amount in cash calculated using $12.00 as the value of one share of First PacTrust common stock.

For example, if you hold 10 shares of PBOC common stock and there are 3,900,000 shares of PBOC common stock outstanding at the time the merger is completed, you will receive 5 shares of First PacTrust common stock and a total cash payment of $67.91 (i.e., 2,083,333 divided by 3,900,000, multiplied by 10 = 5.3419 shares, and (A) $24,887,513 divided by 3,900,000, multiplied by 10 = $63.81, plus (B) 0.3419 multiplied by $12.00 = 4.10, which represents a cash payment instead of the 0.3419 fractional shares of First PacTrust common stock that you otherwise would have received).

The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. Please read the merger agreement carefully. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

PBOC’s Board of Directors Unanimously Recommends that PBOC Shareholders Vote “FOR” Approval of the Merger Agreement (page [    ])

PBOC’s board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of PBOC and its shareholders and has unanimously approved the merger and the merger agreement. PBOC’s board of directors unanimously recommends that PBOC shareholders vote “FOR” approval of the merger agreement. For the factors considered by PBOC’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—PBOC’s Reasons for the Merger; Recommendation of PBOC’s Board of Directors.”

Milestone Advisors, LLC Has Provided an Opinion to PBOC’s Board of Directors Regarding the Merger Consideration (page [    ] and Annex B)

On August 21, 2012, Milestone Advisors, LLC, PBOC’s financial advisor in connection with the merger, which we refer to as Milestone, rendered its oral opinion to PBOC’s board of directors, subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the written opinion, the merger consideration was fair, from a financial point of view, to the holders of shares of PBOC common stock.

The full text of Milestone’s opinion, dated August 21, 2012, is attached as Annex B to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Milestone in rendering its opinion.

Milestone’s opinion is directed to PBOC’s board of directors, addresses only the fairness of the merger consideration from a financial point of view to the holders of shares of PBOC common stock on the date the opinion was rendered, and does not address any other aspect of the merger or constitute a recommendation as to how any shareholders of PBOC should vote at any shareholder meeting held in connection with the merger.

For further information, see “The Merger—Opinion of Milestone Advisors, LLC.”

What Holders of PBOC Stock Options and Other Equity-Based Awards Will Receive (page [    ])

The merger agreement provides that each option to acquire PBOC common stock, which we refer to as a PBOC option, that is outstanding immediately prior to the completion of the merger, other than PBOC options held by certain persons who have entered into the PBOC option cancellation agreements, as described below, will be converted into an option to purchase a number of whole shares of First PacTrust common stock (rounded down to the nearest whole share) equal to the number of shares of PBOC common stock subject to such PBOC option immediately prior to the completion of the merger multiplied by a fraction, which we refer to as the “option exchange ratio” (as described below), at a per-share exercise price (rounded up to nearest whole penny) equal to the per-share exercise price for each such PBOC common share subject to such PBOC option immediately prior to the completion of the merger divided by the option exchange ratio. The “option exchange ratio” is a fraction, the numerator of which is the per share merger consideration value and the denominator of which is $12.00. The First PacTrust options issued in exchange for PBOC options will otherwise be issued on substantially similar aggregate terms and conditions (including with respect to vesting) as applied to each PBOC option immediately prior to the completion of the merger. First PacTrust may convert the PBOC options into options issued pursuant to an existing benefit plan of First PacTrust or its affiliates, so long as such conversion does not materially and adversely affect the holders of the PBOC options and is consistent with the above-described adjustment provisions.

Each restricted share of PBOC common stock that is outstanding immediately prior to the closing of the merger, which we refer to as a PBOC restricted share, will, under its terms, vest in full and become free of all restrictions as of the closing of the merger. At the closing of the merger, the holder of any such PBOC restricted shares will be entitled to receive the merger consideration in respect of each of his or her PBOC restricted shares. For more information, see “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger.”

PBOC Will Hold its Special Meeting on [    ], 2013 (page [    ])

The special meeting of PBOC shareholders will be held on [    ], 2013, at 3:30 p.m. local time, at the Corporate main office, 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, CA 90067. At the special meeting, PBOC shareholders will be asked to:

•	approve the merger agreement and the transactions it contemplates; and

•

approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement, which we refer to as the adjournment proposal.

Only holders of record at the close of business on [    ], 2013 will be entitled to vote at the special meeting. Each share of PBOC common stock is entitled to one vote on each proposal to be considered at the PBOC special meeting. As of the record date, there were [    ] shares of PBOC common stock entitled to vote at the special meeting. Each of the directors of PBOC and certain of the executive officers and other shareholders of PBOC have entered into voting agreements with First PacTrust, pursuant to which they have agreed, solely in their capacity as PBOC shareholders, to vote all of their shares of PBOC common stock in favor of the proposals to be presented at the special meeting. As of the record date, PBOC directors, executive officers and other shareholders who are parties to the voting agreements were entitled to vote an aggregate of approximately [    ] shares of PBOC common stock, representing approximately [    ]% of the PBOC common stock outstanding on that date. As of the record date, the directors and executive officers of PBOC were entitled to vote approximately [    ] shares of PBOC common stock representing approximately [    ]% of the shares of PBOC common stock outstanding on that date. As of the record date, First PacTrust and its subsidiaries held no shares of PBOC common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates held [    ] shares of PBOC common stock.

To approve the merger agreement, holders of a majority of the outstanding shares of PBOC common stock entitled to vote at the special meeting must vote in favor of approving the merger agreement. Because approval is based on the affirmative vote of a majority of the shares outstanding, your failure to vote, failure to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement or abstention will have the same effect as a vote against approval of the merger agreement.

Approval of the adjournment proposal requires the affirmative vote of a majority of shares of PBOC common stock entitled to vote on, and represented in person or by proxy at the special meeting, even if less than a quorum. Because approval of the adjournment proposal is based on the affirmative vote of a majority of shares voting or expressly abstaining at the special meeting, abstentions will have the same effect as a vote against such proposal. The failure to vote or failure to instruct your bank or broker how to vote with respect to the adjournment proposal, however, will have no effect on such proposal.

PBOC’s Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests (page [    ])

PBOC shareholders should be aware that PBOC’s directors and executive officers have interests in the merger that are different from, or in addition to, those of PBOC shareholders generally. These interests may create potential conflicts of interest. PBOC’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement and in recommending that PBOC’s shareholders vote in favor of approving the merger agreement. These interests include:

•

PBOC has entered into agreements, which we refer to as the PBOC option cancellation agreements, with many of its optionholders who held “in the money” options, including current and former directors, none of whom will be directors of First PacTrust, and certain executive officers, pursuant to which each such person has agreed not to exercise his or her outstanding options prior to the effective time of the merger and PBOC will pay to the optionholder for each share covered by his or her options an amount equal to the per share merger consideration value (based on a First PacTrust share value of $12.00 per share) minus the per share exercise price of the options. PBOC has also entered into an option cancellation agreement with Joyce Kaneda, an executive officer of PBOC, pursuant to which she was paid $159,555.

•

PBOC has employment agreements with David Misch, its Chief Executive Officer, and Richard Smith, its President, and change in control agreements with Suzanne Dondanville, Joyce Kaneda and Nick Zappia, all of whom are executive officers of PBOC. In general, and as described in this summary and more fully in the disclosures under “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger,” each of these agreements provides for lump sum cash severance payments and other benefits upon a qualifying termination of employment following a “change in control” of PBOC (as defined in the respective agreements). The merger would constitute a change in control under each of these agreements. If the merger is completed, however, each of these agreements will be wholly or partially superseded by an agreement or plan entered into with or adopted by PBOC or First PacTrust in anticipation of the merger, as described in the summary below and more fully in the disclosures under “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger”.

•

PBOC’s employment agreement with Mr. Misch was for an original term of three years ending January 4, 2013 and has been extended until the closing date of the merger, the termination of the merger agreement, or August 21, 2013, whichever occurs first. Under the agreement, among other things, Mr. Misch receives a base salary of not less than $285,000 and is generally entitled to receive benefits under and participate in benefit plans of PBOC. Under the agreement, in the event of a qualifying termination of employment following a “change in control” in the Bank (as defined in the agreement), Mr. Misch will receive a lump sum cash severance payment equal to one times the highest annual cash compensation paid to him during the three years preceding the change in control and continuation of medical benefits for a period of twelve months; provided, however, that the amount of any benefits to be paid under the agreement in the event of a change in control would be limited to the amounts allowed as deductible payments pursuant to Section 280G of the Internal Revenue Code. Mr. Misch entered into a new employment agreement with First PacTrust that, upon the effective time of the merger, supersedes his existing employment agreement with PBOC in its entirety.

•

First PacTrust has entered into a three-year employment agreement with Mr. Misch that becomes effective upon the completion of the merger. Under the agreement , Mr. Misch will be Executive Vice President and Chief Risk Officer, receive an annual base salary of not less than $350,000, a guaranteed minimum bonus of $100,000 for 2013 (subject to continued employment through December 31, 2013), a grant of an option to purchase 100,000 shares of First PacTrust common stock (which options vest in ratable installments on each of the first, second and third anniversaries of the completion of the merger, subject to his continued employment through the applicable vesting date, and in full upon a severance-qualifying termination under the terms of the agreement) and, in the event Mr. Misch either resigns for any reason from January 1, 2014 through June 30, 2014 or incurs a severance-qualifying termination at any time during the term of the agreement, $250,000 in cash severance paid in installments and health care continuation cost reimbursements, for 18 months after termination.

•

Mr. Smith’s employment agreement with PBOC is for a term of three years commencing January 1, 2009, subject to automatic extension for subsequent one year periods unless notice to terminate the agreement is provided at least 180 days prior to the end of the then-current term. This agreement has been automatically extended. Under the agreement, among other things, Mr. Smith receives a base salary of $329,200 per year plus other benefits, and, in the event of a qualifying termination of employment following a “change in control” in the Bank (as defined in the agreement), Mr. Smith will receive a lump sum cash payment equal to one times the highest annual cash compensation paid to him during the three years preceding the change in control and continuation of medical benefits for a period of twelve months. Mr. Smith entered into a retention agreement with First PacTrust that, upon the effective time of the merger, supersedes the above-described change-in-control severance provision in his existing employment agreement with PBOC in its entirety.

•

First PacTrust has entered into a retention agreement with Mr. Smith that becomes effective upon the completion of the merger. Pursuant to the agreement, Mr. Smith is entitled to receive two, equal, lump-sum retention bonus installments in an aggregate amount of $404,200, subject to his continued employment through 90 days and 18 months after the completion of the merger. Upon a qualifying termination of employment after the completion of the merger and prior to the applicable retention bonus payment date, Mr. Smith is entitled to receive payment of any unpaid installments, and a lump-sum payment of the base salary that would have been paid to him through the 18-month anniversary of the completion of the merger had his employment not been terminated.

•

The Bank has also entered into change in control agreements with Suzanne Dondanville, Joyce Kaneda and Nick Zappia, which provide that in the event of a qualifying termination of employment of the executive following a “change in control” in the Bank (as defined in the agreement), the executive will receive a lump sum cash payment equal to one times the highest annual cash compensation paid to him or her during the three years preceding the change in control and continuation of medical benefits for a period of twelve months. The payments under the change in control agreements (and any other payments made to the executives in connection with such a change in control of the Bank) are reduced to the applicable executive’s “safe harbor amount” under Sections 280G and 4999 of the Internal Revenue Code if the payment of such amounts would cause the executive’s total payments to be subject to the excise tax under Section 4999 of the Internal Revenue Code. Although the Bank previously entered into such change in control agreements with Suzanne Dondanville, Joyce Kaneda and Nick Zappia, each of Mss. Dondanville and Kaneda entered into severance and retention arrangements with PBOC, and Mr. Zappia entered into a retention agreement with First PacTrust, which, upon the effective time of the merger, supersede the above-described change-in-control severance provisions in their existing agreements with PBOC in their entirety.

•

First PacTrust has entered into a retention agreement with Mr. Zappia that becomes effective upon the completion of the merger. Pursuant to Mr. Zappia’s agreement, he would be entitled to receive two, equal, lump-sum retention bonus installments in an aggregate amount of $280,000, subject to his continued employment through 90 days and 18 months after the completion of the merger. Upon a qualifying termination of employment after the completion of the merger and prior to the applicable retention bonus payment date, Mr. Zappia would receive payment of any unpaid installments.

•

In connection with the merger, PBOC has adopted a severance and retention plan for certain employees, including Suzanne Dondanville and Joyce Kaneda, executive officers of the Bank. David Misch, Richard Smith, and Nick Zappia do not participate in this plan. The plan provides for Mss. Dondanville and Kaneda to receive an amount equal to 50% of their highest one-year compensation (as defined in their change of control agreements) over the past two years, provided they continue to be employed by First PacTrust 90 days after the effective time of the merger. Mss. Dondanville and Kaneda would be entitled to receive an additional 50% of the compensation plus any unpaid installments of such retention amounts on the earlier of (a) the one-year anniversary of the effective time, or immediately upon involuntary termination by First PacTrust (other than for cause) if such termination occurs within one year after the effective time. Additionally, the officer is entitled to one year of medical coverage upon a termination of the officer’s employment by First PacTrust other than for cause within one year after the effective time of the merger.

•

In addition, each PBOC restricted share will, under its terms, vest in full and become free of all restrictions as of the closing of the merger. At the closing of the merger, the holder of any such PBOC restricted shares will be entitled to receive the merger consideration in respect of each of his or her PBOC restricted shares.

For a more complete description of these interests, see “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Treatment of PBOC Stock Options and Other Equity-Based Awards.”

PBOC Shareholders Who Do Not Vote “For” the Merger Will Have Dissenters’ Rights (page [    ])

Under California law, which is the law under which PBOC is incorporated, the holders of PBOC common stock will be entitled to dissenters’ appraisal rights in connection with the merger, provided they do not vote “FOR” the merger and comply with all other applicable statutory procedures for asserting dissenters’ rights required by California law. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are to be voted “AGAINST” or “ABSTAIN” with respect to approval of the merger. If you do not return your proxy then you also may exercise your dissenters’ rights. Shareholders who exercise their dissenters’ rights by complying with the applicable statutory procedures required by California law will be entitled to receive payment in cash for the fair value of their shares as determined by PBOC or, in the event that PBOC and such shareholders cannot agree on the fair value of their shares, in a judicial proceeding. The procedures to be followed by dissenting shareholders are described below in “The Merger—Dissenters’ Rights in the Merger.”

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page [    ])

Currently, PBOC and First PacTrust expect to complete the merger during the second quarter of 2013. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the merger agreement by PBOC’s shareholders and the receipt of certain required regulatory approvals.

Neither PBOC nor First PacTrust can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page [    ])

The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

•

the merger has not been completed by May 21, 2013, which we refer to as the end date (if the failure to complete the merger by that date is not caused by the terminating party’s breach of the merger agreement);

•

any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and nonappealable, or a regulatory authority has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement;

•

there is a breach of the merger agreement by the other party that would cause the conditions for completion of the merger not to be satisfied, and the breach is not cured prior to the earlier of May 21, 2013 and 30 business days following written notice of the breach; or

•

PBOC shareholders fail to approve the merger agreement at the PBOC special meeting, and PBOC is not obligated to resubmit the merger agreement to its shareholders for approval at a second shareholder meeting as described below in “The Merger Agreement—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors,” or the merger agreement is resubmitted to PBOC shareholders at a second shareholder meeting and the PBOC shareholders fail to approve the merger agreement at such shareholder meeting.

In addition, First PacTrust may terminate the merger agreement in the following circumstances:

•

PBOC shareholders fail to approve the merger agreement at the special meeting (regardless of whether or not PBOC is obligated to resubmit the merger agreement to its shareholders for approval at a second shareholder meeting as described below in “The Merger Agreement—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors”);

•

PBOC’s board of directors fails to recommend to the PBOC shareholders that they approve the merger agreement or withdraws, modifies or qualifies such recommendation in a manner adverse to First PacTrust;

•

PBOC’s board of directors fails to reaffirm its recommendation of the merger within 10 business days after the public announcement of an alternate acquisition proposal (or material modification thereto);

•

PBOC’s board of directors breaches its non-solicitation obligations described below in “The Merger Agreement—Agreement Not to Solicit Other Offers” or its obligations with respect to calling shareholder meetings and alternate acquisition proposals described below in “The Merger Agreement—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors”;

•

PBOC’s board of directors approves, recommends or endorses an alternative transaction (as described below in “The Merger Agreement—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors”) or acquisition proposal; or

•

required regulatory approvals have been obtained, but with materially burdensome conditions being imposed on First PacTrust. A materially burdensome condition is one that would have a material adverse effect on First PacTrust or on PBOC, in each case measured on a scale relative to PBOC.

Termination Fee (page [    ])

If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by PBOC’s board of directors, PBOC may be required to pay First PacTrust a termination fee of $2 million and to reimburse First PacTrust’s expenses incurred in connection with the merger agreement and the transactions contemplated thereby. The termination fee could discourage other companies from seeking to acquire or merge with PBOC.

Regulatory Approvals Required for the Merger (page [    ])

Both PBOC and First PacTrust have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. First PacTrust filed applications seeking regulatory approval to complete the transactions contemplated by the merger agreement with the Federal Deposit Insurance Corporation, which we refer to as the FDIC, and the California Department of Financial Institutions, which we refer to as the DFI. The application to the FDIC was approved on March 27, 2013 and the application to the DFI was approved on March 21, 2013.

Board of Directors and Executive Officers of First PacTrust Following Completion of the Merger (page [    ])

The size and composition of First PacTrust’s board of directors and Beach’s board of directors will not be affected by the merger.

David Misch, Chief Executive Officer of PBOC, has agreed to serve as First PacTrust’s Chief Risk Officer following the completion of the merger. David Misch, Richard Smith, and Nick Zappia, all of whom are executive officers of PBOC, have each entered into agreements to continue working with First PacTrust following the closing. Richard Pachulski, a member of the board of directors of PBOC, has agreed to serve as the

Chairman of a new Advisory Board to be formed by First PacTrust. See “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger.” Information about First PacTrust’s current directors and executive officers can be found in the documents listed in the section entitled “Where You Can Find More Information.”

The Rights of PBOC Shareholders Will Change as a Result of the Merger (page [    ])

The rights of PBOC shareholders will change as a result of the merger due to differences in First PacTrust’s and PBOC’s governing documents. The rights of PBOC shareholders are governed by California law and by PBOC’s articles of incorporation and amended and restated bylaws, each as amended to date (which we refer to as PBOC’s articles of incorporation and bylaws, respectively). Upon the completion of the merger, PBOC shareholders will become First PacTrust shareholders, and the rights of such shareholders will be governed by Maryland law and First PacTrust’s articles of incorporation and amended and restated bylaws.

See “Comparison of Shareholders’ Rights” for a description of the material differences in shareholder rights under each of the First PacTrust and PBOC governing documents.

Information About the Companies (page [    ])

First PacTrust Bancorp, Inc.

First PacTrust is a bank holding company, or BHC, incorporated under Maryland law, primarily engaged in the business of planning, directing and coordinating the business activities of its wholly owned subsidiaries, Pacific Trust Bank, a federally chartered savings bank, referred to herein as PacTrust Bank, and Beach Business Bank, a California state-chartered bank, referred to herein as Beach. As a BHC, First PacTrust’s activities are limited to banking and activities that are closely related to banking. At December 31, 2012, First PacTrust had consolidated total assets of approximately $1,682.7 million, loans and leases receivable, net of allowances, of $1,234.0 million and total deposits of $1,306.3 million.

On July 1, 2012, First PacTrust completed its acquisition of Beach, which we refer to as the Beach merger. In the Beach merger, First PacTrust acquired Beach in exchange for cash and warrants to purchase First PacTrust common stock. Upon completion of the acquisition, Beach became a wholly-owned subsidiary of First PacTrust.

On August 17, 2012, First PacTrust completed its acquisition of all of the outstanding shares of Gateway Bancorp, which we refer to as Gateway, the holding company for Gateway Business Bank, for an aggregate purchase price of $15.5 million in cash, which we refer to as the Gateway acquisition. Immediately following the closing of the Gateway acquisition, Gateway Business Bank was merged with and into PacTrust Bank.

The principal executive offices of First PacTrust are located at 18500 Von Karman Avenue, Suite 1100, Irvine, California 92612, and its telephone number is (949) 236-5211. First PacTrust’s website can be accessed at http://www.firstpactrustbancorp.com. Information contained in First PacTrust’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus. First PacTrust’s common stock is traded on the Nasdaq Global Market under the symbol “BANC.”

Additional information about First PacTrust and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

The Private Bank of California

The Private Bank of California was chartered on October 24, 2005 as a commercial bank in the state of California by the DFI. PBOC provides a wide range of financial services, including credit and deposit products as well as cash management services, from its headquarters located in the Century City area of Los Angeles, California as well as full-service branches in Hollywood and Orange County and a loan production office in downtown Los Angeles. The Bank’s target clients include high net worth and high income individuals, business professionals and their professional service firms, business owners, entertainment service businesses and non-profit organizations. At December 31, 2012, PBOC had assets of $712.4 million, net loans of $367.4 million and total deposits of $582.1 million.

The DFI is the primary state regulator of PBOC and the FDIC is its primary federal regulator. Accordingly, PBOC is subject to the regulations of and periodic examinations by the DFI and FDIC, as primary regulators. In addition, because the deposits of PBOC are insured by the FDIC, PBOC is also subject to regulation and examination by the FDIC in its capacity as the bank’s deposit insurance regulator. PBOC’s principal executive offices are located at 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, California 90067, and its telephone number is (310) 286-0710. PBOC’s website can be accessed at http://www.tpboc.com. Information contained in PBOC’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. In addition, you should read and consider the risks associated with each of the businesses of PBOC and First PacTrust because these risks will relate to the combined company. Descriptions of some of these risks can be found in the Annual Report on Form 10-K filed by First PacTrust for the year ended December 31, 2012, as updated by other reports filed with the SEC, which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Because the market price of First PacTrust common stock will fluctuate, PBOC shareholders cannot be certain of the market value of the merger consideration they will receive.

If the merger is completed, each holder of PBOC common stock outstanding immediately prior to the completion of the merger will receive his, her or its proportional share of (1) 2,083,333 shares of First PacTrust common stock and (2) $24,887,513 in cash, in each case subject to certain adjustments. The exact number of First PacTrust shares and amount of cash you may be entitled to receive in the merger will depend on the number of PBOC common shares outstanding on the date the merger is actually completed. Additionally, the market value of the merger consideration on the date the merger is completed may differ from the market value of the merger consideration on the date First PacTrust announced the merger, on the date that this proxy statement/prospectus was mailed to PBOC shareholders, and on the date of the special meeting of the PBOC shareholders. Any change in the market price of First PacTrust common stock prior to the completion of the merger will affect the market value of the First PacTrust common stock that PBOC shareholders will receive upon completion of the merger. Stock price changes may result from a variety of factors that are beyond the control of First PacTrust and PBOC, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the PBOC special meeting you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of First PacTrust common stock and for shares of PBOC common stock.

The market price of First PacTrust common stock after the merger may be affected by factors different from those affecting the shares of PBOC or First PacTrust currently.

Upon completion of the merger, holders of PBOC common stock will become holders of First PacTrust common stock. First PacTrust’s business differs from that of PBOC, and, accordingly, the results of operations of the combined company and the market price of First PacTrust common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of First PacTrust and PBOC. Among other differences, First PacTrust is a multi-bank holding company and PBOC is a California state-chartered bank. The primary regulator of First PacTrust is the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, the primary regulator of PacTrust Bank is the Office of the Comptroller of the Currency, which we refer to as the OCC and the primary state and federal regulators of Beach are the DFI and the FDIC, respectively. The DFI is the primary state regulator of PBOC and the FDIC is its primary federal regulator. As a result, First PacTrust’s business is subject to certain federal regulatory requirements that are different from, or in addition to, the regulatory requirements applicable to PBOC’s business. Further, First PacTrust is the parent company of multiple banking entities that offer a variety of financial services to meet the banking and financial needs of a broad-range of customers in the communities they serve. PBOC also offers a range of financial services to its customers, but its target clients include high net worth and high income individuals, business professionals and their professional service firms, business owners, entertainment service businesses and non-profit organizations. First PacTrust’s loan portfolio also differs from the loan portfolio of PBOC. For example, First PacTrust’s loan portfolio includes a portfolio of certain non-traditional mortgage loans, such as Green Account Loans, which are single family residence first mortgage lines of credit with a linked checking account that allows all types of deposits and withdrawals to be performed (and which we refer to as the Green Loans), interest only mortgage loans, and mortgage loans with potential for negative amortization. PBOC does not have a similar portfolio of non-traditional mortgage loans as part of its loan portfolio. Certain types of non-traditional mortgage loans pose a potentially higher credit risk than traditional mortgage loans because of the lack of principal amortization and potential for negative amortization associated with these loans. Because PBOC does not have a comparable portfolio of non-traditional mortgage loans, it is not similarly subject to these risks.

Combining the two companies may be more difficult, costly or time consuming than expected.

First PacTrust and PBOC have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated cost savings, will depend, in part, on our ability to successfully combine the businesses of First PacTrust and PBOC. To realize these anticipated benefits, after the completion of the merger, First PacTrust expects to integrate PBOC’s business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect First PacTrust’s ability to successfully conduct its business in the markets in which PBOC now operates, which could have an adverse effect on First PacTrust’s financial results and the value of its common stock. If First PacTrust experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause PBOC to lose customers or cause customers to remove their accounts from PBOC and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of PBOC and First PacTrust during this transition period and for an undetermined period after completion of the merger. In addition, the actual cost savings of the merger could be less than anticipated.

The fairness opinion obtained by PBOC from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

PBOC has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Milestone Advisors, LLC, PBOC’s financial advisor. Changes in the operations and prospects of PBOC or First PacTrust, general market and economic conditions and other factors that may be beyond the control of PBOC and First PacTrust, and on which the fairness opinion was based, may alter the value of PBOC or First PacTrust or the prices of shares of PBOC common stock or First PacTrust common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because PBOC does not anticipate asking its financial advisor to update its opinion, the August 21, 2012 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is attached as Annex B to this proxy statement/prospectus. For a description of the opinion that PBOC received from its financial advisor, see “The Merger—Opinion of Milestone Advisors, LLC.” For a description of the other factors considered by PBOC’s board of directors in determining to approve the merger, see “The Merger—PBOC’s Reasons for the Merger; Recommendation of PBOC’s Board of Directors.”

Some of the directors and executive officers of PBOC may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger agreement.

The interests of some of the directors and executive officers of PBOC may be different from those of PBOC common shareholders, and directors and officers of PBOC may be participants in arrangements that are different from, or in addition to, those of PBOC common shareholders. These interests are described in more detail in the section entitled “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively impact PBOC.

If the merger agreement is terminated, there may be various consequences. For example, PBOC’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, or the market price of PBOC common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and PBOC’s board of directors seeks another merger or business combination, PBOC shareholders cannot be certain that PBOC will be able to find a party willing to pay the equivalent or greater consideration than that which First PacTrust has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by PBOC’s board of directors, PBOC may be required to reimburse First PacTrust’s expenses related to the merger and pay First PacTrust a termination fee of $2 million.

PBOC will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PBOC. These uncertainties may impair PBOC’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with PBOC to seek to change existing business relationships with PBOC. Retention of certain employees by PBOC may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with PBOC. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with PBOC, PBOC’s business following the merger could be harmed. In addition, subject to certain exceptions, PBOC has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to PBOC.

The unaudited pro forma financial data for First PacTrust and PBOC included in this proxy statement/prospectus are preliminary, and First PacTrust’s actual financial position and operations after the completion of the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for both First PacTrust and PBOC in this proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what First PacTrust’s actual financial position or operations would have been had the merger, the Beach merger and the Gateway acquisition been completed on the dates indicated. For more information, see “Unaudited Pro Forma Combined Condensed Consolidated Financial Information.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST PACTRUST

The following table sets forth certain consolidated financial and other data of First PacTrust at the dates and for the periods indicated. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes in First PacTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 28, 2013, and incorporated by reference herein.

	As of and for the Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except per share data)
Selected Financial Condition Data:
Total assets	$1,682,702	$999,041	$861,621	$893,921	$876,520
Cash and cash equivalents	108,643	44,475	59,100	34,596	19,237
Total loans and leases, including loans held for sale	1,361,629	788,389	690,988	759,120	808,750
Loans and leases receivable, net Held-to-maturity	1,234,023	775,609	678,175	748,303	793,045
Other real estate owned (OREO), net	4,527	14,692	6,562	5,680	158
Securities available-for-sale	121,419	101,616	64,790	52,304	17,565
Total deposits	1,306,342	786,334	646,308	658,432	598,177
Total borrowings	156,935	20,000	75,000	135,000	175,000
Total equity	188,757	184,495	136,009	97,485	98,723
Tangible common equity(1)	144,301	152,561	136,009	78,391	79,655

Selected Operations Data:
Total interest and dividend income	$55,031	$35,177	$40,944	$46,666	$45,896
Total interest expense	8,479	6,037	10,788	17,976	23,021
Net interest income	46,552	29,140	30,156	28,690	22,875
Provision for loan and lease losses	5,500	5,388	8,957	17,296	13,547
Net interest income after provision for loan and lease losses	41,052	23,752	21,199	11,394	9,328
Net gain/(loss) on sales of securities available for sale	(83)	2,888	3,274	—	—
Bargain purchase gain	11,627	—	—	—	—
Total noninterest income	36,619	4,913	4,879	1,813	2,202
Total noninterest expense	71,560	31,689	22,217	15,901	13,522
Income/(loss) before income taxes	6,111	(3,024)	3,861	(2,694)	(1,992)
Income tax expense/(benefit)	115	(296)	1,036	(1,695)	(1,463)
Net income/(loss)	5,996	(2,728)	2,825	(999)	(529)
Dividends paid on preferred stock and discount accretion	1,359	534	960	1,003	109
Net income (loss) available to common shareholders	$4,637	$(3,262)	$1,865	$(2,002)	$(638)
Basic earnings/(loss) per common share	$0. 40	$(0.31)	$0.37	$(0.48)	$(0.15)
Diluted earnings/(loss) per common share	$0. 40	$(0.31)	$0.37	$(0.48)	$(0.15)

	As of and for the Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income/(loss) annualized to average total assets)	0. 45%	(0.31)%	0.32%	(0.10)%	(0.06)%
Return on equity (ratio of net income/(loss) annualized to average equity)	3.17%	(1.70)%	2.69%	(0.66)%	(0.62)%
Return on tangible common equity annualized(2)	3.21%	(2.14)%	1.37%	(2.55)%	(0.80)%
Dividend payout ratio	120.00%	n/a %	67.60%	n/a %	n/a %
Net interest margin annualized(3)	3.71%	3.53%	3.67%	3.38%	2.92%
Efficiency ratio(4)	86.04%	93.06%	63.41%	52.13%	53.92%
Loans/deposits (5)	95.57%	100.26%	106.91%	115.29%	135.20%

	As of and for the Year Ended December 31,
	2012	2011	2010	2009	2008
Asset Quality Ratios:	(Dollars in thousands)
Non-performing assets to total assets	1.60%	3.40%	5.27%	5.80%	5.06%
Nonperforming loans	$22,993	$19,254	$38,830	$46,172	$44,219
Nonperforming assets	$27,520	$33,946	$45,392	$51,852	$44,377
Allowance for loan and lease losses to non-performing loans(6)	62.84%	66.38%	37.70%	28.33%	41.35%
Allowance for loan and lease losses to gross loans and leases(6)	1.16%	1.62%	2.12%	1.72%	2.26%

Pacific Trust Bank Regulatory Capital Ratios
Leverage ratio	17.59%	13.08%	11.14%	9.18%	8.64%
Tier 1 RBC ratio	16.34%	17.34%	14.92%	12.14%	11.50%
Total RBC ratio	11.16%	18.56%	16.17%	13.11%	12.18%

Beach Business Bank Regulatory Capital Ratios
Leverage ratio	15.09%	n/a	n/a	n/a	n/a
Tier 1 RBC ratio	14.72%	n/a	n/a	n/a	n/a
Total RBC ratio	11.96%	n/a	n/a	n/a	n/a

Consolidated Capital Ratios:
Equity to total assets at end of period	11.22%	18.47%	15.79%	10.91%	11.26%
Average equity to average assets	14.10%	17.90%	11.87%	15.72%	10.45%

Other Data:
Number of full-service offices	17	9	6	6	6

(1)	The following table presents a reconciliation of shareholders’ equity to tangible common equity (dollars in thousands):

	2012	2011	2010	2009	2008
Shareholders’ equity	$188,757	$184,495	$136,009	$97,485	$98,723
Less: Preferred stock	31,934	31,934	—	19,094	19,068
Less: Intangible assets	5,474	—	—	—	—
Less: Goodwill	7,048	—	—	—	—

Tangible common equity	$144,301	$152,561	$136,009	$78,391	$79,655

(2)	Return on tangible common equity is calculated by dividing net income (loss) annualized available to common shareholders by tangible common equity. Management believes that this non-GAAP financial measure provides information on the earnings return of our common equity investors.
(3)	Net interest income divided by average interest-earnings assets.
(4)	Efficiency ratio represents noninterest expense as a percentage of net interest income plus noninterest income.
(5)	Excludes loans held for sale.
(6)	The allowance for loan and lease losses at December 31, 2012, 2011, 2010, 2009 and 2008 was $14.4 million, $12.8 million, $14.6 million, $13.1 million and $18.3 million, respectively.

SELECTED HISTORICAL FINANCIAL DATA OF PBOC

The following table summarizes financial results achieved by PBOC as of the dates and for the periods indicated and should be read in conjunction with PBOC’s financial statements which have been filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.” The selected financial and other data as of and for the years ended December 31, 2012 and 2011 are derived in part from the audited financial statements of PBOC, which are included as exhibits to the Current Report on Form 8-K filed by First PacTrust on April 10, 2013 and are incorporated herein by reference.

	2012	2011
	($ in thousands, except per share data)
Income statement:
Interest income	$19,501	$16,853
Interest expense	1,729	1,660

Net interest income	17,772	15,193
Provision for credit losses	1,367	1,550

Net interest income after provision for credit losses	16,405	13,643
Gain on the sale of securities, net	1,886	977
Other noninterest income	400	163

Total noninterest income	2,286	1,140
Total noninterest expense	16,277	12,820

Income before income taxes	2,414	1,963
Income taxes	175	1

Net income	2,239	1,962
Less preferred stock dividends and accretion	(100)	(441)

Net income available to common shareholders	$2,139	$1,521

Per share data:
Earnings per share:
Basic	$0.56	$0.40
Diluted	$0.54	$0.40
Weighted average common shares outstanding:
Basic	3,843,057	3,826,417
Diluted	3,940,766	3,826,417

Balance sheet:
Total assets	$712,410	$596,700
Cash and cash equivalents	34,711	23,941
Interest-bearing time deposits in other financial institutions	2,235	883
Securities available-for-sale, at fair value	299,041	267,370
Loans, net	367,403	296,487
FHLB stock, at cost	3,544	2,718
Total deposits	582,102	496,756
Total borrowings	75,409	48,830
Total shareholders’ equity	52,448	49,182

	2012	2011
	($ in thousands, except per share data)
Performance ratios:
Return on average total assets(1)	0.34%	0.38%
Return on average shareholders’ equity(2)	4.36%	4.44%
Dividend payout ratio on common stock	0.00%	0.00%
Interest rate spread information(3):
Average during the period	2.61%	2.86%
End of period	2.44%	2.65%
Net interest margin(4)	2.84%	3.11%
Noninterest expense as a percentage of average total assets	2.46%	2.47%
Efficiency ratio(5)	89.57%	83.49%
Net loans to total deposits at end-of-period	63.12%	59.68%
Average interest-earning assets to average interest-bearing liabilities	203.45%	172.85%

Capital ratios:
Average total shareholders’ equity to average total assets	7.76%	8.52%
Tier 1 capital to average total assets	7.06%	8.01%
Tier 1 capital to total risk-weighted assets	12.83%	14.54%
Total capital to total risk-weighted assets	14.08%	15.80%

Asset quality ratios:
Nonperforming loans to total loans at end-of-period(6)	1.73%	0.92%
Net loan charge-offs to average total loans	0.05%	0.04%
Allowance for credit losses to nonperforming loans at end-of-period	101.18%	191.23%
Allowance for credit losses to total loans at end-of-period	1.75%	1.76%

Notes:

(1)	Net income as an annualized percentage of average total assets.
(2)	Net income as an annualized percentage of average total shareholders’ equity.
(3)	Weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities for the indicated period.
(4)	Net interest income as an annualized percentage of average interest-earning assets.
(5)	Total noninterest expense as a percentage of the sum of net interest income and total noninterest income excluding net gains on security sales.
(6)	Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more and restructured loans.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL

INFORMATION

The following unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to our proposed acquisition of PBOC. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of First PacTrust and PBOC as of December 31, 2012, and assumes that the proposed PBOC acquisition was completed on that date. The unaudited pro forma combined condensed consolidated statement of operations for the twelve month period ended December 31, 2012 gives effect to the completed acquisitions of Beach and Gateway, which closed on July 1, 2012 and August 17, 2012, respectively, and the proposed acquisition of PBOC, as if all such transactions had been completed on January 1, 2012.

The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The unaudited pro forma combined condensed consolidated financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors.

The value of First PacTrust shares of common stock issued in connection with the PBOC acquisition will be based on the closing price of our common stock on the date the merger is completed. For purposes of the unaudited pro forma combined condensed consolidated financial information, the fair value of our common stock was assumed to be $12.00 per share. The actual value of the First PacTrust common stock at the completion of the merger could be different.

The unaudited pro forma combined condensed consolidated financial information includes estimated pro forma adjustments to record assets and liabilities of PBOC at their respective fair values and represents our pro forma estimates based on available information. The pro forma adjustments included herein are subject to change depending on changes in interest rates and the fair value of the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the PBOC acquisition is completed and after completion of thorough analyses to determine the fair value of PBOC’s tangible and identifiable intangible assets and liabilities as of the date the PBOC acquisition is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact our consolidated statement of operations due to adjustments in yields and interest rates and/or amortization or accretion of the adjusted assets or liabilities. Any changes to PBOC’s shareholders’ equity, including results of operations from December 31, 2012 through the date the PBOC acquisition is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The unaudited pro forma combined condensed consolidated financial information includes estimated pro forma adjustments to record assets and liabilities of Beach and Gateway at their respective fair values as of the transaction closing dates of July 1, 2012 and August 17, 2012, respectively, and represents our pro forma estimates based on available information. The pro forma adjustments included herein are subject to change as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after completion of thorough analyses to determine the fair value of Beach’s and Gateway’s tangible and identifiable intangible assets and liabilities as of the respective transaction closing dates.

First PacTrust anticipates that the completed acquisitions of Beach and Gateway, and the proposed acquisition of PBOC, will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma combined condensed consolidated financial information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect the exact benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the applicable historical consolidated financial statements and the related notes of First PacTrust, Beach, Gateway and PBOC. Historical consolidated financial statements of First PacTrust, Beach, Gateway and PBOC have been filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

The unaudited pro forma combined shareholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of First PacTrust common stock or the actual or future results of operations of First PacTrust for any period. Actual results may be materially different than the pro forma information presented.

First PacTrust Bancorp

Unaudited pro forma combined condensed consolidated statement of financial condition as of

December 31, 2012

(In thousands of dollars except per share data)

		PBOC Merger
	BANC Historical	PBOC Historical	Pro Forma Merger Adjustments		Pro Forma Combined BANC, Beach, Gateway & PBOC
Assets:
Cash and due from banks	$8,254	$33,708	$(26,923	)(1)	$15,039
Interest-bearing deposits, fed funds sold & time deposits	105,416	3,238	—		108,654
Securities available for sale	121,419	299,041	—		420,460
Federal Home Loan Bank stock, at cost	8,842	3,544	—		12,386
Loans held for sale	113,158		—		113,158
Loans	1,248,471	373,935	(11,218	)(2)	1,611,188
Less: Allowance for loan losses	14,448	6,532	(6,532	)(3)	14,448

Net Loans	1,347,181	367,403	(4,686)		1,709,898
Servicing rights, net	2,278	—	—		2,278
Real estate owned, net	4,527	—	—		4,527
Premises and equipment, net	16,147	1,321	—		17,468
Bank owned life insurance investment	18,704	—	—		18,704
Deferred income tax	7,572	1,512	(1,250	)(6)	7,834
Goodwill	7,048	—	7,749	(4)	14,797
Other identifiable intangibles	5,474	—	8,580	(5)	14,054
Accrued interest receivable and other assets	29,840	2,643	—		32,483

Total assets	$1,682,702	$712,410	$(16,530)		$2,378,582

Liabilities and Stockholders’ Equity:
Noninterest-bearing	194,662	$260,309	$—		$454,971
Interest-bearing	15,111	29,107	—		44,218
Money market accounts	294,804	200,865	—		495,669
Savings accounts	159,055	—	—		159,055
Certificates of deposits	642,710	91,821	918	(7)	735,449

Total deposits	$1,306,342	$582,102	$918		$1,889,362
Advances from Federal Home Loan Bank	75,000	75,409	—		150,409
Notes Payable, net	81,935	—	—		81,935
Reserve for loss reimbursements on sold loans	3,485	—	—		3,485
Accrued expenses and other liabilities	27,183	2,451	—		29,634

Total liabilities	$1,493,945	$659,962	$918		$2,154,825
Stockholders’ equity	188,757	52,448	(17,448	)(8)	223,757

Total liabilities and stockholders’ equity	$1,682,702	$712,410	$(16,530)		$2,378,582

The accompanying notes are an integral part of these pro forma financial statements.

First PacTrust Bancorp, Beach Business Bank and Gateway Bancorp Mergers and Private Bank Pending Merger

Unaudited pro forma combined condensed consolidated statement of operations

For the twelve month period ended December 31, 2012

(In thousands of dollars except share and per share data)

		Beach Merger (1-1 thru 6-30-12)			Pro Forma Combined BANC, and Beach	Gateway Merger (1-1 thru 8-17-12)			Pro Forma Combined BANC, Beach and Gateway	PBOC Merger			Pro Forma Combined BANC, Beach, Gateway & PBOC
	BANC Historical	Beach Historical	Pro Forma Merger Adjustments			Gateway Historical	Pro Forma Merger Adjustments			PBOC Merger Historical	Pro Forma Merger Adjustments
Interest income
Loans, including fees	$51,942	$7,193	$454	(9)	$59,589	$4,248	621	(9)	$64,457	$13,616	2,244	(9)	$80,317
Securities and other	3,089	152	(15	)(9)	3,226	84	—		$3,310	5,885	—		$9,195

Total interest income	55,031	7,345	439		62,815	4,332	621		67,767	19,501	2,244		89,512
Interest expense
Deposits	5,960	869	(96	)(9)	6,733	721	(127	)(9)	7,327	1,617	(306	)(9)	8,638
Borrowings	2,519	0	—		2,519	0	—		2,519	112	—		2,631

Total interest expense	8,479	869	(96)		9,252	721	(127)		9,846	1,729	(306)		11,269

Net interest income before provision for loan an	46,552	6,476	535		53,563	3,611	748		57,921	17,772	2,550		78,243
Provision for loan and lease losses	5,500	850	—	(10)	6,350	—	—	(10)	6,350	1,367	—	(10)	7,717

Net interest income after provision for loan an	41,052	5,626	535		47,213	3,611	748		51,571	16,405	2,550		70,526
Non-interest income:
Customer service charges, fee and other	1,883	315	—		2,198	174	—		2,372		—		2,372
Loan servicing, net	92	258	—		350	(32)	—		318		—		318
Mortgage Banking Revenues	21,310	715	—		22,025	28,492	—		50,517		—		50,517
Net gain (loss) on sale of loans and mortgage bank	(83)	—	—		(83)	—	—		(83)	1,886	—		1,803
Other	13,417	—	(11,627	)(11)	1,790	4	—		1,794	400	—		2,194

Total non-interest income	36,619	1,288	(11,627	)(12)	26,280	28,638	—	(12)	54,918	2,286	—	(12)	57,204
Non-interest expense
Salaries and benefits	41,891	3,452	—		45,343	17,978	—		63,321	10,632	—		73,953
Occupancy and equipment expense	7,902	539	81	(13)	8,522	1,997	(57	) (13)	10,462	1,766	—		12,228
OREO expense	239	(5)	—		234	—	—		234	—	—		234
Amortization of core deposit and other intangibles	696	—	589	(14)	1,285	—	183	(14)	1,468	—	2,451	(14)	3,919
Other	20,832	2,334			23,166	7,608			30,774	3,879	—		34,653

Total non-interest expense	71,560	6,320	670	(15)	78,550	27,583	126	(15)	106,259	16,277	2,451	(15)	124,988

Income (loss) before income taxes	6,111	594	(11,762)		(5,057)	4,666	621		230	2,414	98		2,742
Income tax expense/(benefit)	115	—	(2,239	)(16)	(2,124)	512	1,709	(16)	97	175	880	(16)	1,152

Net income (loss)	$5,996	$594	$(9,523)		$(2,933)	$4,154	$(1,087)		$133	$2,239	$(782)		$1,590

Preferred stock dividends and discount accretion	1,359	193	—		1,552	—	—		1,552	100	—		1,652

Net income (loss) available to common shareholders	$4,637	$401	$(9,523)		$(4,485)	4,154	$(1,087)		$(1,419)	2,139	$(782)		$(62)

Basic earnings (loss) per share	$0.40	$0.10			$(0.38)	$415.46			$(0.12)	$0.56			$(0.00)

Diluted earnings (loss) per share	$0.40	$0.09			$(0.38)	$415.46			$(0.12)	$0.54			$(0.00)

Weighted average common shares outstanding—basic	11,703,331	4,084,978	(4,084,978	)(17)	11,703,331	9,999	(9,999	)(17)	11,703,331	3,843,057	(1,759,724	)(17)	13,786,664
Weighted average common shares outstanding—diluted	11,712,507	4,249,402	(4,249,402	)(17)	11,712,507	9,999	(9,999	)(17)	11,712,507	3,940,766	(1,857,433	)(17)	13,795,840

The accompanying notes are an integral part of these pro forma financial statements.

Note A—Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical financial condition and results of operations of First PacTrust resulting from the completed Beach and Gateway acquisitions, which closed effective July 1, 2012 and effective August 17, 2012, respectively, and the pending PBOC acquisition under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Beach and Gateway were, and the assets and liabilities of PBOC will be, recorded by First PacTrust at their respective fair values as of the date each transaction was or is completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of First PacTrust and PBOC as of December 31, 2012, and assumes that the PBOC merger was completed on that date. The unaudited pro forma combined condensed consolidated statements of operations for the twelve month period ended December 31, 2012 gives effect to the completed Beach merger, the completed Gateway acquisition and the pending PBOC merger as if all three transactions had been completed on January 1, 2012.

Since the transactions are recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to First PacTrust’s balance sheet. In addition, certain nonrecurring costs associated with the completed Beach merger, the completed Gateway acquisition and the pending PBOC merger such as potential severance, professional fees, legal fees and conversion-related expenditures are expensed as incurred and not reflected in the unaudited pro forma combined condensed consolidated statements of operations.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan and lease losses and the allowance for loan and lease losses, for purposes of the unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2012, First PacTrust assumed no adjustments to the historical amount of Gateway’s, Beach’s or PBOC’s provision for loan losses. If such adjustments were estimated, there could be a reduction, which could be significant, to the historical amounts of Beach’s, Gateway’s or PBOC’s provision for loan losses presented.

The historical financial results of Beach for the six month period ended June 30, 2012 included professional fees of $0.7 million, which were associated with corporate finance activities, including the proposed acquisition by First PacTrust. The historical results of Gateway for the seven and one half month period ended August 17, 2012 included professional fees of $0.4 million, which were associated with corporate finance activities, including the proposed acquisition by First PacTrust. The historical results of PBOC for the twelve month period ended December 31, 2012 included professional fees of $0.6 million, which were associated with corporate activities, including the pending acquisition by First PacTrust.

Note B—Accounting Policies and Financial Statement Classifications

The accounting policies of PBOC are in the process of being reviewed in detail by First PacTrust. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C—Merger and Acquisition Integration Costs

In connection with the pending PBOC merger and the recently completed Beach merger, the plan to integrate the operations of PBOC, Beach and PacTrust is still being developed. In connection with the Gateway acquisition, the retail branch operations, commercial lending activities and mortgage banking operations of Gateway’s subsidiary bank, Gateway Business Bank, have been integrated into PacTrust. The specific details of the plan to integrate the operations of PacTrust, PBOC and Beach will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where First PacTrust may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, selling or otherwise disposing of certain premises, furniture and equipment, and re-assessing a possible deferred tax asset valuation allowance from a potential change in control for tax purposes. First PacTrust also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions. No such costs were considered in the accompanying unaudited pro forma combined condensed consolidated statements of operations.

Note D—Estimated Annual Cost Savings

First PacTrust expects to realize cost savings from the completed Beach merger, the completed Gateway acquisition and the pending PBOC merger. These cost savings are not reflected in the unaudited pro forma combined condensed consolidated financial information and there can be no assurance they will be achieved in the amount, manner or timing currently contemplated.

Note E—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

(1) Payment for cash consideration of $26.923 million to PBOC shareholders and assumed settlement of outstanding options prior to the completion of the merger is funded by the liquidation of interest bearing deposits.

(2) $11.218 million adjustment made to reflect the preliminary estimated market value of PBOC’s loans, which includes an estimate of lifetime credit losses; loans include net deferred costs and unearned discounts.

(3) $6.532 million purchase accounting reversal of PBOC’s allowance for loan losses, which cannot be carried over.

(4) Represents the recognition of goodwill resulting from the difference between the net fair value of the acquired assets and assumed liabilities and the value of the consideration paid to PBOC shareholders. The excess of the value of the consideration paid over the fair value of net assets acquired was recorded as goodwill and can be summarized as follows (in thousands of dollars, except share and per share data):

Calculation of Pro Forma Goodwill for Private Bank (PBOC) (In thousands of dollars except share data)		December 31, 2012
BANC shares to be issued to PBOC shareholders		2,083,333

Value of stock consideration paid to PBOC shareholders, based on BANC price at $12.00 per share		$25,000
Cash consideration to PBOC shareholders and option holders		26,923

Total pro forma consideration paid		$51,923

Carrying value of PBOC net assets at December 31, 2012		$52,448
less: Preferred SBLF Stock		10,000

Carrying value of PBOC net assets attributable to common shareholders at December 31, 2012		$42,448
Fair value adjustments (debit / (credit)):
Loans, net	(4,686)
Core deposit intangible	8,580
Certificates of deposit	(918)
Deferred tax effect of adjustments (42%)	(1,250)

Total fair value adjustments		1,726

Fair value of net assets acquired on December 31, 2012		$44,174

Excess of consideration paid over fair value of net assets acquired—(Goodwill)		$(7,749)

(5) Includes $8.580 million acquisition accounting adjustment in recognition of the fair value of core deposit intangibles asset, which is 1.75% of core deposits liabilities, excluding certificates of deposits.

(6) Includes a $1.250 million net deferred tax liability based on 42% of the fair value adjustments related to the acquired assets and assumed liabilities. Adjustment is shown as a reduction of the consolidated net deferred tax asset.

(7) $918 thousand adjustment made to reflect the estimated market value premium of PBOC’s certificates of deposits of 1.0%.

(8) Purchase accounting reversal of PBOC’s $42.448 million common equity accounts, net of additional $10.0 million of preferred stock. Adjustment made to include the value of the shares issued to PBOC shareholders totaling $25.0 million.

(9) The amortization/accretion of fair value adjustments related to loans, investment securities, deposits and servicing rights over the estimated lives of the related asset or liability.

(10) Provision for loan losses does not reflect any potential impact of the fair value adjustments related to loans which includes an estimate of lifetime credit losses.

(11) Reversal of $11.627 million bargain purchase gain from Gateway acquisition included in BANC historical net income for the nine month period ended December 31, 2012.

(12)	Noninterest income does not reflect revenue enhancement opportunities.

(13)	Amortization/accretion of fair value adjustments related to premises and equipment and operating leases.

(14) Amortization of core deposit intangibles over five years for Gateway, six years for Beach and an estimate of seven years for PBOC on an accelerated basis, and amortization of trade name intangibles over 20 years for Gateway and one year for Beach on an accelerated basis.

(15) Noninterest expenses do not reflect anticipated cost savings.

(16) Reflects the tax impact of the pro forma merger adjustments to the historical combined results of First PacTrust at a marginal income tax rate of 42%.

(17) Adjustment reflects the elimination of Beach, Gateway and PBOC’s weighted average shares outstanding and to reflect the issuance of 2,083,333 shares in the acquisition of PBOC.

COMPARATIVE PER SHARE DATA

(Unaudited)

The table below summarizes selected per share information about First PacTrust, Beach, Gateway and PBOC. First PacTrust share information is presented on a pro forma basis to reflect the acquisitions of Beach and Gateway, and the proposed merger with PBOC. The data in the table should be read together with the financial information and the financial statements of First PacTrust, Beach, Gateway and PBOC incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.” The pro forma per share data or combined results of operations per share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of First PacTrust and PBOC, or the costs of combining the companies and their operations. It is further assumed that First PacTrust will pay a cash dividend after the completion of the merger at the annual rate of $0.48 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that First PacTrust will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

	BANC Historical	Beach Historical	Pro Forma Combined BANC and Beach	Gateway Historical	Pro Forma Combined BANC, Beach and Gateway	PBOC Historical	Combined Pro Forma Amounts for BANC, Beach, Gateway, and PBOC	Pro Forma PBOC Shares Equivalent(1)
Book value per common share
December 31, 2012	$13.19	*	13.19	*	$13.19	$10.96	$13.11	$7.05
Basic common shares outstanding
December 31, 2012	11,892,615	*	11,892,615	*	11,892,615	3,872,801	13,975,948	—
Cash dividends declared per common share
December 31, 2012	$0.48	—	$0.48	—	$0.48	—	$0.48	$0.26
Basic earnings (loss) per common share
December 31, 2012	$0.40	*	*	*	$(0.12)	$0.56	$(0.00)	$(0.00)
Diluted earnings (loss) per common share
December 31, 2012	$0.40	*	$0.40	*	$(0.12)	$0.54	$(0.00)	$(0.00)
Weighted average shares - basic
December 31, 2012	11,703,331	*	*	*	11,703,331	3,843,057	13,688,955
Weighted average shares - diluted
December 31, 2012	11,712,507	*	*	*	11,712,507	3,940,766	13,893,549

*	Historical information for Beach and Gateway is not presented for December 31, 2012 as it is included in First PacTrust’s historical December 31, 2012 information.

(1)	Other than with respect to “Diluted earning (loss) per common share”, calculated by multiplying the amounts in the combined pro forma amounts for BANC, Beach, Gateway and PBOC by a .5379 exchange ratio, which represents the number of shares of First PacTrust common stock a PBOC shareholder would receive for each share of PBOC common stock owned, assuming 3,872,801 shares of PBOC common stock outstanding immediately prior to the closing of the merger. With respect to “Diluted earnings (loss) per common share”, calculated by multiplying such amounts by a .5287 exchange ratio, which represents the number of shares of First PacTrust common stock a PBOC shareholder would receive for each share of PBOC common stock owned, assuming 3,940,766 fully diluted shares of PBOC common stock outstanding immediately prior to the closing of the merger. In the merger, the actual number of shares of First PacTrust common stock a PBOC shareholder will receive for each share of PBOC common stock owned as of immediately prior to the merger will differ from these assumed amounts, as all of the then issued and outstanding shares of PBOC will be converted into, in aggregate, (1) 2,083,333 shares of First PacTrust common stock and, (2) $24,887,513 in cash, in each case subject to certain adjustments described elsewhere in this proxy statement/prospectus.

The following table shows trading information for First PacTrust and PBOC common shares as of market close on August 20, 2012 and [    ], 2013. August 20, 2012 was the last trading date before the parties executed the merger agreement. [    ] is a recent date before this proxy statement/prospectus was finalized.

Date	First PacTrust	PBOC
August 20, 2012	$11.97	$10.20
[ ], 2013

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and prospects of First PacTrust, PBOC and the combined company following the proposed transaction and statements for the period following the completion of the merger. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to First PacTrust, PBOC, the proposed transaction or the combined company following the transaction often identify forward-looking statements.

These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.

The forward-looking statements contained or incorporated by reference in this proxy statement/prospectus reflect the view of management as of the date of this proxy statement/prospectus with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to: (1) matters set forth under the section entitled “Risk Factors”; (2) expected benefits of the merger may not materialize in the timeframe expected or at all, or may be more costly to achieve; (3) the merger may not be timely completed, if at all; (4) prior to the completion of the merger or thereafter, First PacTrust’s and PBOC’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; (5) the parties may be unable to successfully implement integration strategies; (6) required regulatory, shareholder or other approvals might not be obtained or other closing conditions might not be satisfied in a timely manner or at all; (7) First PacTrust and PBOC may experience reputational risks and the companies’ customers may react negatively to the transaction; (8) management may have their time diverted from ordinary activities due to merger-related issues; and (9) those factors referenced in First PacTrust’s filings with the SEC.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, First PacTrust and PBOC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. First PacTrust and PBOC do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to First PacTrust, PBOC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

THE PBOC SPECIAL MEETING

This section contains information for PBOC shareholders about the special meeting that PBOC has called to allow its shareholders to consider and approve the merger agreement. PBOC is mailing this proxy statement/prospectus to you, as a PBOC shareholder, on or about [                        ]. Together with this proxy statement/prospectus, PBOC is also sending to you a notice of the special meeting of PBOC shareholders and a form of proxy card that PBOC’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

This proxy statement/prospectus is also being furnished by First PacTrust to PBOC shareholders as a prospectus in connection with the issuance of shares of First PacTrust common stock upon completion of the merger.

Date, Time and Place of Meeting

The special meeting will be held at PBOC’s principal executive offices, 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, CA 90067 on [    ], 2013, at 3:30 p.m. local time.

Matters to Be Considered

At the special meeting of shareholders, you will be asked to consider and vote upon the following matters:

•	a proposal to approve the merger agreement and the transactions it contemplates; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

Recommendation of PBOC’s Board of Directors

PBOC’s board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of PBOC and its shareholders and has unanimously approved the merger and the merger agreement. PBOC’s board of directors unanimously recommends that PBOC shareholders vote “FOR” approval of the merger agreement and “FOR” the adjournment proposal. See “The Merger—PBOC’s Reasons for the Merger; Recommendation of PBOC’s Board of Directors” for a more detailed discussion of PBOC’s board of directors’ recommendation.

Record Date and Quorum

PBOC’s board of directors has fixed the close of business on [    ], 2013 as the record date for determining the holders of PBOC common stock entitled to receive notice of and to vote at the PBOC special meeting.

As of the record date, there were [    ] shares of PBOC common stock outstanding and entitled to vote at the PBOC special meeting held by approximately [    ] holders of record. Each share of PBOC common stock entitles the holder to one vote at the PBOC special meeting on each proposal to be considered at the PBOC special meeting.

The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of PBOC common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of PBOC common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PBOC special meeting. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given.

Vote Required; Treatment of Abstentions and Failure to Vote

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of PBOC common stock entitled to vote at the special meeting. You are entitled to one vote for each share of PBOC common stock you held as of the record date. Because approval is based on the affirmative vote of a majority of shares outstanding, your failure to vote, failure to instruct your bank or broker with respect to the proposal to approve the merger agreement or an abstention will have the same effect as a vote against approval of the merger agreement.

Approval of the adjournment proposal requires the affirmative vote of a majority of shares of PBOC common stock entitled to vote on, and represented in person or by proxy at the special meeting, even if less than a quorum. Because approval of the adjournment proposal is based on the affirmative vote of a majority of shares voting or expressly abstaining at the special meeting, abstentions will have the same effect as a vote against such proposal. The failure to vote or failure to instruct your bank or broker how to vote with respect to the adjournment proposal, however, will have no effect on such proposal.

Shares Held by Officers and Directors

As of the record date, directors and executive officers of PBOC and their affiliates beneficially owned and were entitled to vote approximately [    ] shares of PBOC common stock, representing approximately [    ]% of the shares of PBOC common stock outstanding on that date. Each of the directors and executive officers of PBOC have entered into voting agreements with First PacTrust, pursuant to which they have agreed, solely in their capacity as PBOC shareholders, to vote all of their shares of PBOC common stock in favor of the proposals to be presented at the special meeting. As of the record date, the directors, executive officers and certain shareholders that are party to the voting agreements were entitled to vote an aggregate of approximately [    ] shares of PBOC common stock, representing approximately [    ]% of the shares of PBOC common stock outstanding on that date. As of the record date, First PacTrust and its subsidiaries held no shares of PBOC common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates held [    ] shares of PBOC common stock. See “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger.”

Voting of Proxies; Incomplete Proxies

Each copy of this proxy statement/prospectus mailed to holders of PBOC common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this proxy statement/prospectus, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

PBOC shareholders should not send PBOC stock certificates with their proxy cards. After the merger is completed, holders of PBOC common stock will be mailed a transmittal form with instructions on how to exchange their PBOC stock certificates for the merger consideration.

All shares represented by valid proxies (including those given by telephone or the Internet) that PBOC receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the adjournment proposal. No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers and other nominees who hold shares of PBOC common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” such as approval of the merger agreement proposal, without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the PBOC special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and for which the broker does not have discretionary voting power with respect to such proposal. It is expected that brokers, banks and other nominees will not have discretionary authority to vote on either proposal and, as a result, PBOC anticipates that there will not be any broker non-votes cast in connection with either proposal. Therefore, if your broker, bank or other nominee holds your shares of PBOC common stock in “street name,” your broker, bank or other nominee will vote your shares of PBOC common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Revocability of Proxies and Changes to a PBOC Shareholder’s Vote

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to PBOC’s corporate secretary, (3) voting again by telephone or the Internet or (4) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying PBOC’s corporate secretary) of a PBOC shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

The Private Bank of California

10100 Santa Monica Boulevard, Suite 2500

Los Angeles, California 90067

Attention: Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

PBOC’s proxy solicitor is soliciting your proxy in conjunction with the merger. PBOC will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, PBOC will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of PBOC common stock and secure their voting instructions. PBOC will reimburse the record holders for their reasonable expenses in taking those actions. PBOC has also made arrangements with Georgeson, Inc. to assist it in soliciting proxies and has agreed to pay them $6,500 plus reasonable expenses for these services. If necessary, PBOC may use several of its regular employees, who will not be specially compensated, to solicit proxies from the PBOC shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Attending the Meeting

All holders of PBOC common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. PBOC reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without PBOC’s express written consent.

Assistance

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of PBOC common stock, please contact Georgeson, Inc., PBOC’s proxy solicitor:

Georgeson, Inc.

199 Water Street, 26th Floor

New York, NY 10038

866-295-3782 (toll free)

pbca@georgeson.com

Banks and brokerage firms please call: 212-440-9800

INFORMATION ABOUT FIRST PACTRUST

First PacTrust is a bank holding company incorporated under Maryland law, primarily engaged in the business of planning, directing and coordinating the business activities of its wholly owned subsidiaries, PacTrust Bank and Beach. As a BHC, First PacTrust’s activities are limited to banking and activities that are closely related to banking. At December 31, 2012, First PacTrust had consolidated total assets of $1,682.7 million, loans and leases receivable, net of allowances, of $1,234.0 million and total deposits of $1,306.3 million.

Beach is a community bank engaged in the general commercial banking business. Beach offers a variety of deposit and loan products to individuals and small to mid-sized businesses. Beach’s business plan emphasizes providing highly specialized financial services in a personalized manner to individuals and businesses in its service area. Beach’s key strengths are customer service and an experienced management team familiar with the community. To better serve its business customers, Beach makes available a “remote capture” deposit product, as well as enhanced internet banking, electronic bill-pay and ACH origination. Through a division called The Doctors Bank®, Beach also serves physicians and dentists nationwide. In addition, Beach specializes in providing SBA loans, as member of the SBA’s Preferred Lender Program. First PacTrust completed its acquisition of Beach on July 1, 2012.

The principal business of PacTrust Bank consists of attracting retail deposits from the general public and investing these funds primarily in loans secured by first mortgages on owner-occupied, one—to four-family residences, a variety of consumer loans, multi-family and commercial real estate and, to a limited extent, commercial business loans. PacTrust Bank offers a variety of deposit accounts for both individuals and businesses with varying rates and terms, which generally include savings accounts, money market deposits, certificate accounts and checking accounts. PacTrust Bank solicits deposits in PacTrust Bank’s market area and, to a lesser extent, from institutional depositors nationwide, and in the past has accepted brokered deposits. On August 17, 2012, First PacTrust completed its acquisition of all of the outstanding shares of Gateway and merger Gateway into PacTrust Bank.

First PacTrust’s mortgage portfolio is comprised of a combination of traditional, fully-amortizing and non-traditional mortgage loans. First PacTrust’s non-traditional mortgage loan portfolio includes Green Loans, interest only mortgage loans, and mortgage loans with potential for negative amortization. At December 31, 2012, the balance of First PacTrust’s non-traditional mortgage portfolio totaled $368.2 million, or 29.5% of the total gross loan portfolio, of which first mortgage Green Loans totaled $206.0 million or 16.5%. Green Loans are first and second mortgage lines of credit with linked checking accounts that allow all types of deposits and withdrawals to be performed, including direct deposit, check debit cards, ATM, ACH debits and credits, and internet banking and bill payment transactions. Also, at December 31, 2012, First PacTrust had a total of $143.0 million in interest-only mortgage loans and $19.3 million in mortgage loans with potential for negative amortization.

The principal executive offices of First PacTrust are located at 18500 Von Karman Avenue, Suite 1100, Irvine, California 92612, and its telephone number is (949) 236-5211. First PacTrust’s website can be accessed at http://www.firstpactrustbancorp.com. Information contained in First PacTrust’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus. First PacTrust’s common stock is traded on the Nasdaq Global Market under the symbol “BANC.”

Additional information about First PacTrust and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT PBOC

The Private Bank of California was chartered on October 24, 2005 as a commercial bank in the state of California by the DFI. PBOC provides a wide range of financial services, including credit and deposit products as well as cash management services, from its headquarters located in the Century City area of Los Angeles, California as well as full-service branches in Hollywood and Orange County, and a loan production office in downtown Los Angeles. The Bank’s target clients include high net worth and high income individuals, business professionals and their professional service firms, business owners, entertainment service businesses and non-profit organizations. At December 31, 2012, PBOC had assets of $712.4 million, net loans of $367.4 million and total deposits of $582.1 million.

The DFI is the primary state regulator of PBOC and the FDIC is its primary federal regulator. Accordingly, PBOC is subject to the regulations of and periodic examinations by the DFI and FDIC, as primary regulators. In addition, because the deposits of PBOC are insured by the FDIC, PBOC is also subject to regulation and examination by the FDIC in its capacity as the bank’s deposit insurance regulator.

PBOC’s principal executive offices are located at 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, California 90067, and its telephone number is (310) 286-0710. PBOC’s website can be accessed at http://www.tpboc.com. Information contained in PBOC’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

THE MERGER

The following discussion contains material information about the merger. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A to this proxy statement/prospectus, for a more complete understanding of the merger.

Terms of the Merger

First PacTrust’s and PBOC’s boards of directors have approved the merger agreement. The merger agreement provides for the acquisition of PBOC by First PacTrust through the merger of PBOC with and into Beach, a wholly owned subsidiary of First PacTrust, with Beach continuing as the surviving entity in the merger. The merger agreement provides that if First PacTrust gives written notice to PBOC no later than three business days prior to the completion of the merger, First PacTrust may revise the structure of the merger so that PBOC merges with and into PacTrust Bank, with PacTrust Bank as the surviving entity in the merger. In the merger, all of the issued and outstanding shares of PBOC common stock will be converted into, in aggregate, (1) 2,083,333 shares of First PacTrust common stock and (2) $24,887,513 in cash, in each case subject to certain adjustments, described below. Based on the number of PBOC common shares outstanding as of [    ], each share of PBOC common stock would have been converted into [    ] shares of First PacTrust common stock and $[    ] in cash if the merger had been completed as of that date.

The merger consideration is subject to the following adjustment: if the value of the merger consideration, calculated using $12.00 as the value of one share of First PacTrust common stock, would otherwise exceed an amount equal to 1.30 times PBOC’s tangible common equity as of the last business day of the month before the closing of the merger (after subtracting from tangible common equity certain unaccrued one-time PBOC merger-related costs and expenses) then the cash portion of the merger consideration will be adjusted downward until the total value of the merger consideration is equal to 1.30 times PBOC’s tangible common equity.

First PacTrust will not issue any fractional shares of First PacTrust common stock in the merger. PBOC shareholders who would otherwise be entitled to a fractional share of First PacTrust common stock upon the completion of the merger will instead receive an amount in cash calculated using $12.00 as the value of one share of First PacTrust common stock.

PBOC shareholders are being asked to approve the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Each of First PacTrust’s and PBOC’s board of directors has from time to time separately engaged with senior management of their respective companies in reviews and discussions of potential strategic alternatives, and has considered ways to enhance their respective companies’ performance and prospects in light of competitive and other relevant developments. For each company, these reviews have included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions.

In the first quarter of 2011, Robert M. Franko, President and Chief Executive Officer of Beach, and David R. Misch, Chief Executive Officer of PBOC, began intermittent informal discussions regarding a possible combination of Beach and PBOC to be structured as a stock merger of equals of the two institutions. The Development Committee of the board of directors of PBOC, which we refer to as the Development Committee, was advised of these discussions and authorized the further exploration of a possible transaction. In connection with the discussions, a confidentiality agreement was executed by the two banks and limited financial information regarding Beach and PBOC was exchanged.

Discussions continued and resulted in several additional meetings between Mr. Franko and Mr. Misch between June 15, 2011 and July 16, 2011 in which possible terms of a potential transaction were discussed on a preliminary basis. On August 31, 2011, Beach announced that it was being acquired by First PacTrust for either a combination of First PacTrust shares and cash, or cash and warrants to purchase First PacTrust common shares. No further discussions were held regarding a transaction between Beach and PBOC.

On May 16, 2011, PBOC retained Milestone Advisors, LLC to advise PBOC concerning potential candidates for acquisition by PBOC, several of whom Matt Allen, of Milestone Advisors, contacted on a confidential basis on PBOC’s behalf. Mr. Misch had preliminary meetings or conversations with representatives of four potential acquisition candidates between July 18 and July 20, 2011. On July 25, 2011 Mr. Misch also had lunch with Greg Mitchell, President and Chief Executive Officer of First PacTrust. No terms of any transaction were discussed at the lunch meeting.

In early September 2011, the Chief Executive Officer of one of the prospective merger candidates contacted in July 2011 by Mr. Allen of Milestone Advisors on behalf of PBOC, which we refer to as Bank A, met with Mr. Misch at PBOC to discuss, on a preliminary basis, a possible acquisition of Bank A by PBOC. The parties executed a confidentiality agreement and the board of directors of PBOC held a special meeting on September 19, 2011 to discuss PBOC’s interest in a possible acquisition of Bank A. The Development Committee, Mr. Misch and Mr. Allen continued informal discussions regarding this transaction during September and October 2011. During September and early October, Mr. Misch met informally with a number of institutional investors to discuss the availability of financing for potential acquisitions and expansion by PBOC.

During the period that representatives of PBOC were in discussions with Bank A, exploratory discussions were also being held with another Southern California bank contacted by Milestone Advisors, which we refer to as Bank B. These discussions included Mr. Misch and other PBOC management team members, including PBOC President Richard Smith, as well as Mr. Allen of Milestone Advisors. The discussions concerned a possible acquisition of Bank B by PBOC. Both Bank A and Bank B were smaller than PBOC in terms of capital, assets and deposits.

On October 27, 2011, Milestone Advisors presented an analysis of the terms of a potential acquisition of Bank A to the board of directors of PBOC. After extensive discussion, the board of directors determined to seek an acquiror for PBOC, rather than seek to expand by acquisition. The basis for the decision included the cost of the capital that would be required to fund any proposed acquisitions by PBOC, the difficulties perceived in identifying and successfully concluding negotiations with potential targets, and the belief that a full and fair return for the PBOC franchise might be available under current market conditions. At the meeting, the board of directors authorized Milestone Advisors and Mr. Misch to contact Bank B to explore Bank B’s possible interest in pursuing an acquisition of PBOC.

On December 20, 2011, PBOC entered into a non-binding letter of intent with Bank B, regarding a possible transaction in which Bank B would acquire PBOC. Bank B was granted an exclusivity period of 60 days in which to seek to conclude a definitive agreement for the transaction. PBOC understood that Bank B did not have sufficient capital resources to complete a potential acquisition of PBOC, and that sources of financing and financing commitments would have to be identified and obtained during the 60-day exclusivity period. PBOC subsequently terminated the non-binding letter of intent on February 19, 2012, following the expiration of the exclusivity period without necessary financing commitments having been obtained by Bank B.

During February and March 2012, Milestone Advisors and PBOC prepared marketing materials for a sales effort and identified 15 candidates that appeared to be potential acquirors of PBOC. Confidentiality agreements were ultimately executed with 10 banking institutions contacted in March 2012 as possible transaction partners, and an additional institution was added in July 2012. Ultimately, a total of 16 institutions were contacted. Through Milestone Advisors, discussions took place between, and due diligence activities were conducted by, a number of these parties and their advisors concerning a potential acquisition of PBOC.

Preliminary written offers were ultimately received from three of the potential acquirors between April 9 and May 25, 2012. Two of the potential acquirors conducted on-site due diligence and more detailed negotiations regarding a potential transaction were had with each. The remaining potential acquiror subsequently withdrew its offer prior to any on-site due diligence. Of the two remaining offers, one potential acquiror declined to confirm their continued interest and negotiations ceased; negotiations proceeded with the remaining potential acquiror.

During this process, Bank B was one of the parties contacted and although a verbal indication of interest was received, Bank B did not submit an offer. First PacTrust was contacted as part of the initial group of bidders, entered into a confidentiality agreement with PBOC and performed limited preliminary due diligence. However, in April 2012, First PacTrust indicated that it was not interested in pursuing a transaction with PBOC at that time based on the terms described by PBOC.

The board of directors of PBOC elected to proceed with the one remaining institution to have submitted a preliminary offer, which preliminary offer indicated a non-binding pricing level of $13.00 per share. However, in August 2012, the remaining potential acquiror verbally lowered its indicative pricing level to significantly less than its initial offer.

On July 20, 2012, Keith Holmes of King, Holmes, Paterno & Berliner, LLP, which we refer to as King Holmes, legal counsel to PBOC, was contacted by Richard Pachulski, chairman of the Development Committee, to discuss the status of PBOC’s transaction process. Following this discussion, Mr. Pachulski directed Mr. Holmes to contact First PacTrust to inquire into First PacTrust’s potential interest in a possible strategic transaction with PBOC at a price of $13.00 per share. Accordingly, on July 20, 2012, Mr. Holmes contacted representatives of First PacTrust to inquire about its potential interest in a transaction. On July 20, 2012, First PacTrust presented a non-binding letter of intent at $13.00 per PBOC share, with the transaction to be effected through a merger of PBOC with one of First PacTrust’s banking subsidiaries, Beach or PacTrust. Between July 20 and July 22, several drafts of the letter of intent from First PacTrust were circulated and discussed in various phone calls among Mr. Holmes, members of the Development Committee, Mr. Smith, Mr. Misch and Mr. Allen of Milestone Advisors.

Following further discussions, on July 23, 2012, the board of directors of PBOC held a telephonic meeting, in which Mr. Allen of Milestone Advisors and Mr. Holmes of King Holmes participated, to discuss and consider the First PacTrust offer. Following extensive discussion, the board of directors approved PBOC’s entering into a non-binding letter of intent with First PacTrust. The letter was subsequently executed by Mr. Misch on behalf of the board of directors on July 23, 2012 and provided for a price per PBOC share of $13.00, with First PacTrust having the option to use its common stock for up to 41%–51% of the total merger consideration. The aggregate price was also capped at 1.30 times PBOC’s tangible common equity as of the end of the month preceding the closing of the transaction.

On August 1, 2012, Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell Lipton, counsel to First PacTrust, delivered a first draft of the definitive merger agreement to King Holmes. Following discussions between King Holmes and Wachtell Lipton, the transaction was modified to include total consideration comprised of 49% cash and 51% common stock, with the First PacTrust common stock being valued for purposes of the merger consideration at $12.00 per share. First PacTrust also indicated that it would require certain key employees of PBOC (Chief Executive Officer David Misch, President Richard Smith, and Executive Vice President Nick Zappia) to enter into employment agreements to continue to provide services to the combined company following the completion of the merger. Individual meetings were held between First PacTrust and these key employees to discuss and negotiate terms of such employment agreements, which were subsequently entered into as further described in “—Interests of PBOC’s Directors and Executive Officers in the Merger.” Subject to the possibility of the alternative structure described elsewhere in this proxy statement/prospectus, the merger agreement also designated Beach as the First PacTrust entity to be utilized to complete the merger.

On August 21, 2012, PBOC’s board of directors held a special meeting to discuss and consider the terms and conditions of the merger and the draft merger agreement. In the course of that meeting, PBOC’s board of directors received presentations from management, Milestone Advisors and King Holmes. PBOC’s board of directors reviewed a fairness opinion from Milestone Advisors indicating that the merger consideration was fair from a financial point of view to PBOC shareholders. For more information on the fairness opinion from Milestone Advisors, see “—Opinion of Milestone Advisors, LLC” and Annex B to this proxy statement/prospectus, in which the full text of the opinion is attached. Representatives of King Holmes also thoroughly reviewed the details of the merger agreement with PBOC’s board of directors.

Following an extensive discussion, PBOC’s board of directors unanimously voted to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, and authorized PBOC’s management to execute the merger agreement. Following market close on August 21, 2012, the merger agreement was executed by officers of First PacTrust, Beach and PBOC, and the parties issued a joint press release announcing the execution of the merger agreement and the terms of the proposed merger.

PBOC’s Reasons for the Merger; Recommendation of PBOC’s Board of Directors

After careful consideration, at its meeting on August 21, 2012, PBOC’s board of directors determined that the plan of merger contained in the merger agreement is in the best interests of PBOC and its shareholders and that the consideration to be received in the merger is fair to the common shareholders of PBOC. Accordingly, PBOC’s board of directors, by a unanimous vote, adopted and approved the merger agreement and unanimously recommends that PBOC shareholders vote “FOR” approval of the merger agreement.

In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, PBOC’s board of directors consulted with PBOC’s management, as well as its legal and financial advisors, and considered a number of positive factors, including the following material factors:

•

Its knowledge of PBOC’s business, operations, financial condition, earnings and prospects and of First PacTrust’s business, operations, financial condition, earnings and prospects, taking into account the results of PBOC’s due diligence review of First PacTrust.

•

Its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity, profitability and strategic options, and the historical market prices of PBOC common stock.

•

The careful review undertaken by PBOC’s board of directors and management, with the assistance of PBOC’s legal and financial advisors, with respect to the strategic alternatives available to PBOC if it remained an independent bank.

•

The complementary aspects of the PBOC and First PacTrust businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ management and operating styles.

•	The value to PBOC shareholders from diversifying PBOC’s private banking model and commercial banking platform by combining it with First PacTrust’s retail banking model.

•	First PacTrust’s commitment to enhancing its strategic position in the State of California.

•

The potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company’s earnings and the fact that the nature of the merger consideration would allow former PBOC shareholders to participate as First PacTrust shareholders in the benefits of such savings opportunities and the future performance of the combined company generally.

•

The respective presentations by PBOC management and its financial advisors concerning the operations, financial condition and prospects of PBOC and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits.

•	The terms of the merger agreement, and the presentation by PBOC’s outside legal advisors regarding the merger and the merger agreement.

•

The opinion delivered to PBOC by Milestone Advisors, LLC on August 21, 2012 to the effect that, as of August 21, 2012, and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the opinion, the exchange ratio under the merger agreement was fair, from a financial point of view, to the holders of shares of PBOC common stock.

•

The financial terms of the merger, including the fact that, based on the closing price of First PacTrust common stock on the NASDAQ Global Market as of market close on August 20, 2012 (the trading day prior to the execution of the merger agreement), the implied value of the per share merger consideration represented an approximate 27.3% premium to the last quoted sales price of PBOC common stock on the OTC Bulletin Board as of that date.

•

PBOC’s board of directors’ belief that a merger with First PacTrust would allow PBOC shareholders to participate in the future performance of a combined company that would have better future prospects than PBOC was likely to achieve on a stand-alone basis or through other strategic alternatives, including a combination with other potential merger partners.

•	PBOC’s board of directors’ belief that PBOC and First PacTrust shared a similar strategic vision, as compared to other potential merger partners.

•	The regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger would be obtained without unacceptable conditions.

•

The fact that holders of PBOC common stock who do not vote in favor of the merger agreement and who comply with all other applicable statutory procedures for asserting dissenters’ rights will be entitled to exercise dissenters’ rights under California law.

PBOC’s board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations on the proposed transaction, including the following material factors:

•	The potential risk that a further downturn in the California housing market could negatively impact First PacTrust’s loan portfolio, and thereby affect the value of the First PacTrust common stock.

•	The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger.

•

The provisions of the merger agreement restricting PBOC’s solicitation of third-party acquisition proposals, requiring PBOC to hold a special meeting of its shareholders to vote on approval of the merger agreement and providing for the payment of a termination fee and reimbursement of First PacTrust’s expenses related to the merger in certain circumstances, which PBOC’s board of directors understood, while potentially limiting the willingness of a third party to propose a competing business combination transaction with PBOC, were a condition to First PacTrust’s willingness to enter into the merger agreement.

•

The fact that PBOC’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as PBOC shareholders. See “—Interests of PBOC’s Directors and Executive Officers in the Merger.”

The foregoing discussion of factors considered by PBOC’s board of directors is not intended to be exhaustive, but is believed to include all material factors considered by PBOC’s board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, PBOC’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of PBOC’s board of directors may have given different weight to different factors. PBOC’s board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, PBOC management and PBOC’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

The foregoing explanation of PBOC’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Opinion of Milestone Advisors, LLC

By letter dated January 24, 2012, PBOC retained Milestone Advisors, LLC to act as its exclusive financial advisor in connection with a possible business combination with another financial institution. Milestone is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Milestone is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Milestone acted as exclusive financial advisor to PBOC in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of a definitive merger agreement between First PacTrust and PBOC on August 21, 2012. At the August 21, 2012 meeting at which PBOC’s board of directors considered and approved the merger agreement, Milestone delivered to the PBOC board of directors its opinion that, as of such date, the merger consideration was fair to the holders of PBOC common stock from a financial point of view.

The full text of Milestone’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Milestone in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. PBOC’s shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Milestone’s opinion speaks only as of the date of the opinion. The opinion was directed to the PBOC board of directors and is directed only to the fairness of the merger consideration to the holders of PBOC common stock from a financial point of view. It does not address the underlying business decision of PBOC to engage in the merger or any other aspect of the merger and it is not a recommendation to any PBOC shareholder as to how such shareholder should vote, with respect to the approval of the merger agreement or any other matter, at the special meeting to approve the merger agreement.

In connection with rendering its August 21, 2012 opinion, Milestone reviewed and considered, among other things:

(1)	the merger agreement and ancillary documents thereto;

(2)	certain publicly available business and financial information relating to PBOC and First PacTrust that Milestone deemed to be relevant;

(3)	certain internal information, primarily financial in nature, including financial projections and other financial and operating data relating to the strategic implications and operational benefits anticipated to result from the merger, furnished to Milestone by PBOC and First PacTrust;

(4)	certain publicly available information and other information concerning the prices and trading history of, and the trading market for, the common stock of PBOC and First PacTrust;

(5)	certain publicly available information with respect to other companies that Milestone believed to be comparable in certain respects to PBOC and First PacTrust;

(6)	the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry that Milestone deemed to be comparable, in whole or in part, to the merger;

(7)	inquiries regarding and discussions concerning the merger and the merger agreement and other matters related thereto with the PBOC and PBOC’s counsel; and

(8)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Milestone considered relevant.

Milestone also discussed with certain members of senior management of PBOC the business, financial condition, results of operations and prospects of PBOC, including certain operating, liquidity, regulatory and other financial matters.

In performing its review, Milestone assumed, for purposes of rendering its opinion, the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by PBOC or its respective representatives or that was otherwise reviewed by Milestone. Milestone further relied on the assurances of management of PBOC that it was not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Milestone has not been asked to and did not undertake an independent verification of any of such information and it does not assume any responsibility or liability for the accuracy or completeness thereof. Milestone did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PBOC, or the collectability of any such assets, nor has it been furnished with any such evaluations or appraisals. Milestone did not make an independent evaluation of the adequacy of the allowance for credit losses of PBOC nor has it reviewed any individual credit files relating to PBOC.

With respect to the internal projections and estimates for PBOC used by Milestone in its analyses, PBOC’s management confirmed to Milestone that they reflected the best currently available estimates and judgments of management of the future financial performance of PBOC and Milestone assumed that such performance would be achieved. Milestone expressed no opinion as to such financial projections and estimates or the assumptions on which they were based. Milestone also assumed that there had been no material change in PBOC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Milestone. Milestone assumed in all respects material to its analysis that each party to the merger agreement will perform all of the covenants required to be performed by such party under the agreement, and that the conditions precedent in the agreement will not be waived. Milestone relied upon the advice PBOC has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Milestone did not provide any legal, accounting or tax advice relating to the merger agreement and the other transactions contemplated thereby.

Milestone’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Milestone has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date hereof. Milestone’s opinion was approved by Milestone’s fairness opinion committee.

In rendering its August 21, 2012 opinion, Milestone performed a variety of financial analyses. The following is a summary of the material analyses performed by Milestone, but is not a complete description of all the analyses underlying Milestone’s opinion.

The summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to partial analysis or summary description. Milestone believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, would create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Milestone’s comparative analyses described below is identical to PBOC or First PacTrust and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of PBOC or First PacTrust and the companies to which they are being compared.

Summary of Proposal. Milestone reviewed the financial terms of the proposed transaction, and as fully described in the merger agreement. Subject to the provisions of the merger agreement, if the merger is completed, each holder of PBOC common stock outstanding immediately prior to the completion of the merger will receive his, her or its proportional share of (1) 2,083,333 shares of First PacTrust common stock and (2) $24,887,513 in cash, in each case subject to certain adjustments. Based on the number of PBOC common shares outstanding as of August 17, 2012, and assuming the merger had been completed on that date, each share of PBOC common stock issued and outstanding immediately prior to the effective time of the merger would be converted into the right to receive 0.5429 First PacTrust common shares plus $6.49 in cash. The aggregate stock component of the transaction consideration is fixed and not collared. Options to purchase PBOC common stock will be rolled into First PacTrust options per customary conversion methodology as described in the merger agreement.

For purposes of its opinion, Milestone assumed 3,837,501 shares of PBOC common stock outstanding (inclusive of 87,000 shares of restricted stock outstanding) and 847,050 options to purchase PBOC common stock outstanding, each option exercisable at a weighted average exercise price of $10.30 per share. The following table calculates the transaction ratios based on the above assumptions.

Transaction Ratios. Based upon per share financial information for PBOC for the twelve months ended June 30, 2012, Milestone calculated the following transaction ratios:

Transaction Value to Book Value	127.3%
Transaction Value to Tangible Book Value	127.3%
Transaction Value to Trailing Twelve Months Earnings	25.5	x
Transaction Value to Total Assets	6.2%
Tangible Book Premium to Core Deposits	3.5%
Premium over Current Market Price	27.5%

Comparable Publicly Traded Company Analysis—PBOC. Milestone used publicly available information to compare selected financial and market trading information for PBOC and a group of financial institutions selected by Milestone. The PBOC peer group consisted of the following publicly traded commercial banks and/or bank holding companies headquartered in California with total assets between $250 million and $2 billion, which were profitable over the time period spanning July 1, 2011 to June 30, 2012, and had nonperforming assets-to-total assets of less than 3% as of June 30, 2012: Bridge Capital Holdings, Central Valley Community Bancorp, CommerceWest Bank, First California Financial Group, First Northern Community Bancorp, Heritage Commerce Corp, Heritage Oaks Bancorp, Plaza Bank, Sunwest Bank, Valley Commerce Bancorp, and Valley Republic Bank.

The analysis compared publicly available financial information for PBOC and the high, low, average, and median financial and market trading data for the PBOC peer group using financial data as of and for the twelve months ended June 30, 2012 and market trading data as of the close of market on August 17, 2012. The table below sets forth the data for PBOC and PBOC’s peer group as of and for the dates provided above.

	Private Bank Comparable Publicly Traded Companies
	Total Assets ($000)	ROAE (%)	ROAA (%)	Tang Equity Ratio (%)	NIM (%)	Efficiency Ratio (%)	NPAs/ Assets (%)	Price/ TBV (%)	Price/ T EPS (x)	Price/ Assets (%)	Dividend Yield (%)	Market Value ($M)	LTM Price Change (%)	Average Weekly Volume (%)
Average	913,296	6.48	0.80	11.92	4.34	70.81	1.87	113.89	19.54	12.19	0.95	115.51	32.28	0.50
Median	810,547	6.16	0.80	11.79	4.22	71.98	2.10	108.20	17.24	11.13	—	68.99	28.15	0.18
High	1,977,824	12.10	1.31	14.98	6.93	79.97	2.86	171.97	51.85	20.24	3.20	287.43	122.64	2.00
Low	263,106	2.19	0.32	8.54	2.67	49.19	0.10	70.50	6.18	6.61	—	29.10	(22.22)	0.01
Private Bank	638,746	4.44	0.38	8.24	3.12	83.49	0.47	95.93	20.00	6.20	NA	38.97	24.39	0.14

Comparable Publicly Traded Company Analysis—First PacTrust. Milestone used publicly available information to compare selected financial and market trading information for First PacTrust and a group of financial institutions selected by Milestone. The First PacTrust peer group consisted of the following publicly traded commercial banks and/or bank holding companies headquartered in the West Region of the US with total assets between $1 billion and $5 billion, a tangible common equity ratio of greater than 10%, and nonperforming assets-to-total assets of less than 4% as of June 30, 2012: Banner Corporation, Bridge Capital Holdings, Farmer & Merchants Bancorp, Hanmi Financial Corporation, Heritage Commerce Corp, Heritage Financial Corp, Home Federal Bancorp, Northrim Bancorp, Washington Banking Company, West Coast Bancorp, and Wilshire Bancorp.

The analysis compared publicly available financial information for First PacTrust and the high, low, average, and median financial and market trading data for the First PacTrust peer group using financial data as of and for the twelve months ended June 30, 2012 and market trading data as of the close of market on August 17, 2012. The table below sets forth the data for First PacTrust and First PacTrust’s peer group as of and for the dates provided above.

	First PacTrust Comparable Publicly Traded Companies
	Total Assets ($000)	ROAE (%)	ROAA (%)	Tang Equity Ratio (%)	NIM (%)	Efficiency Ratio (%)	NPAs/ Assets (%)	Price/ TBV (%)	Price/ 13E EPS (x)	Price/ Assets (%)	Dividend Yield (%)	Market Value ($M)	LTM Price Change (%)	Average Weekly Volume (%)
Average	1,966,710	5.46	0.59	12.20	4.31	68.03	2.38	125.36	14.45	14.90	1.32	285.53	39.66	1.58
Median	1,663,880	6.12	0.89	11.22	4.11	67.58	2.29	119.21	15.24	14.64	1.15	229.35	45.02	1.33
High	4,221,427	14.04	1.37	16.30	5.47	88.26	4.02	167.30	18.01	19.69	3.19	467.51	110.36	3.41
Low	1,072,077	(11.46)	(1.10)	9.86	3.47	48.47	0.61	84.40	9.97	11.15	—	136.53	(11.08)	0.03
First PacTrust	1,115,120	(1.70)	(0.31)	18.47	3.48	95.62	3.76	93.00	12.72	12.91	4.01	127.03	(5.26)	1.29

Market Trading Analysis—PBOC. Milestone reviewed the public market trading history of PBOC common stock and its relative stock price performance against the S&P Bank Index and the NASDAQ Bank Index over the preceding one-year and three-year periods:

Private Bank Historical Trading Information
Most Recent Trading Price (8/17/12)		$10.20	30-Day Trailing Volume Weighted-Average Price		$10.20
52-Week Volume Weighted-Average Price		$9.28	60-Day Trailing Volume Weighted-Average Price		$10.20
52-Week High Price		$10.50	90-Day Trailing Volume Weighted-Average Price		$10.19
52-Week Low Price		$8.05	180-Day Trailing Volume Weighted-Average Price		$9.85
Average Weekly Volume (Shares 000s)		5,346	Average Weekly Volume ($000s)		$54.5
Private Bank Comparative Price Performance
One Year Trading History:	7/18/11	8/17/12	Three-Year Trading History:	7/18/11	8/17/12

Private Bank	100.0%	124.4%	Private Bank	100.0%	127.5%
S&P Bank Index	100.0%	144.6%	S&P Bank Index	100.0%	131.6%
Nasdaq Bank Index	100.0%	127.9%	Nasdaq Bank Index	100.0%	104.3%

Market Trading Analysis—First PacTrust. Milestone reviewed the public market trading history of First PacTrust common stock and its relative stock price performance against the S&P Bank Index and the NASDAQ Bank Index over the preceding one-year and three-year periods:

First PacTrust Historical Trading Information
Most Recent Trading Price (8/17/12)		$12.07	30-Day Trailing Volume Weighted-Average Price		$11.57
52-Week Volume Weighted-Average Price		$11.39	60-Day Trailing Volume Weighted-Average Price		$11.66
52-Week High Price		$13.03	90-Day Trailing Volume Weighted-Average Price		$11.64
52-Week Low Price		$9.78	180-Day Trailing Volume Weighted-Average Price		$11.50
Average Weekly Volume (Shares 000s)		132,852	Average Weekly Volume ($000s)		$1,603.5
First PacTrust Comparative Price Performance
One Year Trading History:	7/18/11	8/17/12	Three-Year Trading History:	7/18/11	8/17/12

First PacTrust	100.0%	102.9%	First PacTrust	100.0%	193.4%
S&P Bank Index	100.0%	144.6%	S&P Bank Index	100.0%	131.6%
Nasdaq Bank Index	100.0%	127.9%	Nasdaq Bank Index	100.0%	104.3%

Present Value Analysis—PBOC. Milestone performed an analysis of the present value of PBOC shares under different market pricing scenarios. The analysis assumes that PBOC performs in accordance with Milestone’s financial projections for PBOC, and the estimates used were independently developed by Milestone and subsequently validated based on projections provided by First PacTrust management.

In performing the present value analyses, Milestone applied an estimated price-to-earnings multiple ranging from 10.0x to 20.0x to PBOC’s projected 2015 earnings per share and an estimated price-to-book value multiple ranging from 100% to 200% to PBOC’s projected tangible book value per share, resulting in an implied projected valuation. The projected stock prices were discounted to the present using discount rates of 10.0% to 15.0%. These analyses indicate that the present value of PBOC’s future stock price based on a price-to-earnings multiple averaged $16.33 per share and ranged from $10.10 to $23.45 per share, and based on a price-to-book value multiple averaged $12.01 per share and ranged from $7.84 to $20.49 per share.

		2015 Earnings per Share Multiples
		10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
Discount Rate	10%	$11.73	$14.07	$16.42	$18.76	$21.11	$23.45
	11%	$11.37	$13.65	$15.92	$18.20	$20.47	$22.75
	12%	$11.04	$13.24	$15.45	$17.66	$19.86	$22.07
	13%	$10.71	$12.85	$14.99	$17.14	$19.28	$21.42
	14%	$10.40	$12.48	$14.56	$16.64	$18.72	$20.80
	15%	$10.10	$12.12	$14.14	$16.15	$18.17	$20.19

		2015 TBV per Share Multiples
		100%	125%	150%	175%	200%	225%
Discount Rate	10%	$9.11	$11.38	$13.66	$15.94	$18.22	$20.49
	11%	$8.83	$11.04	$13.25	$15.46	$17.67	$19.88
	12%	$8.57	$10.72	$12.86	$15.00	$17.14	$19.29
	13%	$8.32	$10.40	$12.48	$14.56	$16.64	$18.72
	14%	$8.08	$10.10	$12.11	$14.13	$16.15	$18.17
	15%	$7.84	$9.80	$11.76	$13.72	$15.69	$17.65

Milestone also considered how these ranges may be affected by changes in the underlying assumptions, particularly earnings fluctuations. Milestone assumed a range of plus-30% to minus-30% for 2015 earnings to gauge the sensitivity of the analysis to earnings fluctuations, and discounted the resultant prices to the present using a discount rate of 12.5%.

		2015 Earnings per Share Multiples
		10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
Budget Variance	-30%	$7.61	$9.13	$10.65	$12.18	$13.70	$15.22
	-20%	$8.70	$10.44	$12.18	$13.92	$15.66	$17.39
	-10%	$9.78	$11.74	$13.70	$15.66	$17.61	$19.57
	0%	$10.87	$13.05	$15.22	$17.39	$19.57	$21.74
	10%	$11.96	$14.35	$16.74	$19.13	$21.53	$23.92
	20%	$13.05	$15.66	$18.26	$20.87	$23.48	$26.09
	30%	$14.13	$16.96	$19.79	$22.61	$25.44	$28.27

During the meeting of PBOC’s board of directors on August 21, 2012, Milestone noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Present Value Analysis – First PacTrust. Milestone also performed an analysis of the present value of First PacTrust shares under different market pricing scenarios. The analysis assumes that First PacTrust performs in accordance with Milestone’s financial projections for First PacTrust, and the estimates used were independently developed by Milestone and subsequently validated based on projections provided by First PacTrust.

In performing the present value analyses, Milestone applied an estimated price-to-earnings multiple ranging from 10.0x to 20.0x to First PacTrust’s projected 2015 earnings per share and an estimated price-to-book value multiple ranging from 100% to 200% to First PacTrust’s projected tangible book value per share, resulting in an implied projected valuation. The projected stock prices were discounted to the present using discount rates of 10.0% to 15.0%. These analyses indicate that the present value of the Company’s future stock price based on a price-to-earnings multiple averaged $17.34 per share and ranged from $10.72 to $24.89 per share, and based on a price-to-book value multiple averaged $12.68 per share and ranged from $8.29 to $21.65 per share.

		2015 Earnings per Share Multiples
		10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
Discount Rate	10%	$12.44	$14.93	$17.42	$19.91	$22.40	$24.89
	11%	$12.07	$14.49	$16.90	$19.31	$21.73	$24.14
	12%	$11.71	$14.05	$16.40	$18.74	$21.08	$23.42
	13%	$11.37	$13.64	$15.91	$18.19	$20.46	$22.73
	14%	$11.04	$13.24	$15.45	$17.66	$19.86	$22.07
	15%	$10.72	$12.86	$15.00	$17.14	$19.29	$21.43

		2015 TBV per Share Multiples
		100%	125%	150%	175%	200%	225%
Discount Rate	10%	$9.62	$12.03	$14.44	$16.84	$19.25	$21.65
	11%	$9.34	$11.67	$14.00	$16.34	$18.67	$21.00
	12%	$9.06	$11.32	$13.59	$15.85	$18.12	$20.38
	13%	$8.79	$10.99	$13.19	$15.38	$17.58	$19.78
	14%	$8.53	$10.67	$12.80	$14.93	$17.07	$19.20
	15%	$8.29	$10.36	$12.43	$14.50	$16.57	$18.65

Milestone also considered how these ranges may be affected by changes in the underlying assumptions, particularly earnings fluctuations. Milestone assumed a range of plus-30% to minus-30% for 2015 earnings to gauge the sensitivity of the analysis to earnings fluctuations, and discounted the resultant prices to the present using a discount rate of 12.5%.

		2015 Earnings per Share Multiples
		10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
BudgetVariance	-30%	$8.08	$9.69	$11.31	$12.92	$14.54	$16.15
	-20%	$9.23	$11.08	$12.92	$14.77	$16.61	$18.46
	-10%	$10.38	$12.46	$14.54	$16.61	$18.69	$20.77
	0%	$11.54	$13.85	$16.15	$18.46	$20.77	$23.08
	10%	$12.69	$15.23	$17.77	$20.31	$22.85	$25.38
	20%	$13.85	$16.61	$19.38	$22.15	$24.92	$27.69
	30%	$15.00	$18.00	$21.00	$24.00	$27.00	$30.00

During the meeting of PBOC’s board of directors on August 21, 2012, Milestone noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Comparable Transaction Analysis. Milestone reviewed certain publicly available information regarding 21 selected merger and acquisition transactions from January 1, 2010 to August 17, 2012 involving commercial banks and bank holding companies headquartered in the United States, including all deals for which transaction pricing was available and in which the target bank had between $250 million and $1 billion in assets, was profitable over the time period spanning four fiscal quarters preceding the date of transaction announcement, and had less than 3% non-performing assets-to-assets in the most recent quarter prior to transaction announcement.

For each transaction, Milestone analyzed data illustrating, among other things, the multiple of purchase price to LTM earnings, the multiple of purchase price to tangible book value, and the ratio of the premium

(i.e., purchase price in excess of tangible book value) to core deposits. The table below sets forth the transaction metrics for the peer transaction group.

COMPARABLE TRANSACTION GROUP ANALYSIS

					Price to
Buyer / Target Name		Total Assets ($000)	Announce Date	Deal Value ($M)	TBV (%)	LTM Earnings (x)	Prem Core (%)
Comparable Transaction Group Average		507,902		61.9	132.7	19.3	4.6
Comparable Transaction Group Median		449,752		50.0	134.4	18.7	5.0
Comparable Transaction Group High Value		929,268		135.0	174.3	34.6	11.9
Comparable Transaction Group Low Value		259,163		25.0	79.6	7.1	(2.0)
First PacTrust / Private Bank	ER = 0.5429 plus 6.49 in cash	638,746	8/21/2012	52.4	127.30	25.50	3.50

Pro Forma Accretion and Capitalization. Milestone analyzed certain potential pro-forma effects of the merger, based upon (1) a per share transaction value equal to an exchange ratio of 0.5429 shares of First PacTrust common stock plus $6.49 in cash for each PBOC share, or approximately $13.04 in total consideration value per share as of August 17, 2012, (2) the projected 2012 through 2016 earnings for PBOC and First PacTrust, (3) charges, transaction costs, and purchase accounting adjustments determined by Milestone and the senior managements of PBOC and (4) expense savings of approximately 24% of PBOC’s non-interest expense base, which savings Milestone estimated would be fully realized in 2014.

The analyses indicated that for the year ending December 31, 2013, the merger (including transaction expenses) would be accretive to First PacTrust’s projected earnings per share and, at December 31, 2011 the merger would be moderately dilutive to First PacTrust’s tangible book value per share. The analyses also indicated that for the year ending December 31, 2013, the merger would maintain First PacTrust’s regulatory capital ratios significantly in excess of the guidelines for “well capitalized” status. The actual results achieved by the combined company, however, may vary from projected results and such variations may be material.

Miscellaneous. PBOC has agreed to pay Milestone a transaction fee in connection with the merger equal to 1% of the aggregate transaction value, which is contingent, and payable, upon the completion of the merger. As of August 21, 2012, the transaction fee would equal approximately $524,000. PBOC also has paid Milestone a $25,000 retainer fee. PBOC has also agreed to reimburse certain of Milestone’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Milestone and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

Milestone has, in the past, provided certain investment banking services to PBOC and has received compensation for such services. In the ordinary course of its respective broker and dealer businesses, Milestone may purchase securities from, and sell securities to, PBOC and its affiliates. Milestone may also actively trade the debt and/or equity securities of PBOC or its affiliates for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In 2011, PBOC paid Milestone a fee of $25,000 for financial advisory services provided by Milestone to PBOC in connection with certain strategic initiatives being considered by PBOC at the time. During the past two years, other than that $25,000 fee, Milestone and its affiliates have not provided any investment banking, broker dealer, financial advisory or other services to either PBOC or First PacTrust for which Milestone and its affiliates have received, or would expect to receive, any compensation.

First PacTrust’s Reasons for the Merger

First PacTrust believes that the acquisition of PBOC will complement First PacTrust’s footprint and its growth strategy, including by enabling it to deepen its footprint in the greater Los Angeles market, including in Hollywood and Century City, particularly since PBOC has a strong reputation in these markets. PBOC’s management team has long-term expertise providing private banking services to small- and mid-sized businesses, entrepreneurs and high net worth individuals throughout Southern California. First PacTrust’s board of directors and Beach’s board of directors approved the merger agreement in a joint meeting of the two boards of directors, after First PacTrust’s senior management discussed with the First PacTrust and Beach boards a number of factors, including those described above and the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of PBOC. Neither First PacTrust’s board of directors nor Beach’s board of directors considered it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. First PacTrust’s board of directors and Beach’s board of directors viewed their respective positions as being based on all of the information and the factors presented to and considered by them. In addition, individual directors may have given different weights to different information and factors.

Board of Directors and Management of First PacTrust After the Merger

The size and composition First PacTrust’s board of directors and Beach’s board of directors will not be affected by the merger.

David Misch, Chief Executive Officer PBOC, has agreed to serve as First PacTrust’s Chief Risk Officer following the completion of the merger.

David R. Misch has served as Chief Executive Officer of PBOC since January 4, 2010. During a 20-year tenure ending in December 2009, he served in various senior executive positions at BNY Mellon and its predecessor Mellon Bank, including Executive Director of BNY Wealth Management with oversight of Mellon United National Bank in Miami, Florida from June 2008 to December 2009; Chairman and Chief Executive Officer of Mellon 1st Business Bank in Los Angeles, California from July 2006 to June 2008; Director of Corporate Strategy and Development from 2004 to 2006; and Chief Credit Officer from 2002 to 2004.

Since January 1, 2011, First PacTrust has not entered into any transaction in which the amount involved exceeds $120,000 and in which Mr. Misch had or will have a direct or indirect material interest, and no such transaction is currently proposed.

David Misch, Richard Smith, and Nick Zappia, all of whom are executive officers of PBOC, have each entered into agreements to continue working with First PacTrust following the closing. Richard Pachulski, a member of the board of directors of PBOC, has agreed to serve as the Chairman of a new Advisory Board to be formed by First PacTrust. The Advisory Board will exist separate and apart from First PacTrust’s board of directors, and will, from time to time, provide certain strategic and operational guidance to First PacTrust’s board and senior management on a non-binding, advisory basis. Members of the Advisory Board will not, by virtue of such membership, be deemed to be a member of the board of directors or an executive officer of First PacTrust, nor is it expected that any consulting agreement will be entered into between such members (in their capacities as members of the Advisory Board) and First PacTrust or its affiliates. Mr. Pachulski is not expected to receive any compensation for his service as the Chairman of the Advisory Board. See “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger.” Information about First PacTrust’s current directors and executive officers can be found in the documents listed in the section entitled “Where You Can Find More Information.”

Interests of PBOC’s Directors and Executive Officers in the Merger

In considering the recommendation of PBOC’s board of directors that you vote to approve the merger agreement, you should be aware that some of PBOC’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of PBOC shareholders generally. The independent members of PBOC’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the shareholders that the merger agreement be approved.

Stock Ownership

The directors and executive officers of PBOC beneficially owned as of [    ], 2013, a total of [    ] shares of PBOC common stock (excluding options to purchase common stock but including PBOC restricted shares), representing approximately [    ]% of the outstanding shares of PBOC common stock as of such date. They will receive the same merger consideration as other PBOC shareholders in respect of these shares of PBOC common stock.

Equity-Based Awards

Equity or equity-based awards held by PBOC executive officers and directors will be treated at the effective time of the merger as follows:

PBOC Options. Each PBOC option that is outstanding immediately prior to the completion of the merger will be converted into an option to purchase a number of whole shares of First PacTrust common stock (rounded down to the nearest whole share) equal to the number of shares of PBOC common stock subject to such PBOC option immediately prior to the completion of the merger multiplied by the option exchange ratio at a per-share exercise price (rounded up to nearest whole penny) equal to the per-share exercise price for each such PBOC common share subject to such PBOC option immediately prior to the completion of the merger divided by the option exchange ratio. The First PacTrust options issued in exchange for PBOC options will otherwise be issued on substantially similar aggregate terms and conditions (including with respect to vesting) as applied to each PBOC option immediately prior to the completion of the merger. First PacTrust may convert the PBOC options into options issued pursuant to an existing benefit plan of First PacTrust or its affiliates, so long as such conversion does not materially and adversely affect the holders of the PBOC options and is consistent with the above-described adjustment provisions.

The following table sets forth, with respect to each of the executive officers of PBOC as well as all non-employee directors of PBOC as a group, the total number of PBOC options held by such individual or group, all of which were vested as of [    ], 2013.

	Total Options (#)	Options Vested at [ ], 2013 (#)	Options that Would Vest as a Result of the Merger (#)
David R. Misch	—	—	—
Suzanne A. Dondanville	—	—	—
Joyce N. Kaneda	—	—	—
Nick Zappia	—	—	—
Richard A. Smith	145,200	145,200	—
All Non-Employee Directors (as a group)	210,300	210,300	—

Total	355,500	355,500	—

Cancellation and Cash-Out of Options.

PBOC has entered into agreements with many of its optionholders, including all current and former directors, pursuant to which each individual party to such agreement has agreed not to exercise his or her outstanding options prior to the effective time of the merger and, subject to completion of the merger, PBOC will pay to the individual for each share covered by his or her options an amount equal to the cash value of the merger consideration (based on a First PacTrust share price of $12.00 per share for this purpose) minus the per share exercise price of the options.

The following sets forth the amount of cash that each PBOC current or former director subject to such agreements would receive, assuming 3,872,801 shares of PBOC common stock outstanding immediately prior to the merger:

Name	No. of Company Options	Cash Consideration for Stock Options
R. Todd Neilson	28,800	$82,987.37
Melanie K. Cook	29,040	83,678.93
Richard M. Pachulski	65,340	188,277.60
Andrea L. Rich	10,000	28,815.06
A. Stuart Rubin	24,040	69,271.40
Larry Scherzer	5,000	14,407.53
Richard Smith	145,200	418,153.79
Bruce H. Spector	29,040	83,678.93
Gary S. Stiffelman	29,040	83,678.93
Steven Broidy	140,200	403,987.13
Charles Kenny	145,200	418,394.66

In addition, on April 4, 2013, PBOC entered into an agreement with Joyce Kaneda, an executive officer, pursuant to which 56,300 options that had been granted to Ms. Kaneda were cancelled in exchange for a payment of $159,555. The cancellation of Ms. Kaneda’s options was made in contemplation of, but is not subject to completion of, the merger.

PBOC Restricted Shares. Each PBOC restricted share will, under its terms, vest in full and become free of all restrictions as of the closing of the merger. At the closing of the merger, the holder of any such PBOC restricted shares will be entitled to receive the merger consideration in respect of each of his or her PBOC restricted shares.

The following table sets forth the number of restricted shares of PBOC common stock that are held by each of the executive officers of PBOC as of [    ], 2013. None of PBOC’s non-employee directors held as of such date (or holds as of the date of filing of this registration statement) restricted shares of PBOC common stock.

	Outstanding Restricted Shares of PBOC Common Stock or Rights to Receive Restricted Shares of PBOC Common Stock (#)	Original Vesting Date
David Misch	—	n/a
Suzanne A. Dondanville	6,000	4/8/15
Joyce N. Kaneda	—	n/a
Nick Zappia	12,000	8/9/13
Richard A. Smith	13,334	1/1/14

Total	31,334

Employment, Change-of-Control, Severance and Retention Agreements and Arrangements with PBOC.

Employment Agreements. PBOC is party to executive employment agreements with David Misch and Richard Smith.

David Misch Agreement. The agreement with Mr. Misch provides for a term of three years ending January 4, 2013, and such term has been extended until the closing date of the merger, the termination of the merger agreement, or August 21, 2013, whichever occurs first. Under the agreement, Mr. Misch is entitled to an annual base salary of not less than $285,000, participation in executive officer incentive compensation plans, an automobile allowance in the amount of $1,000 per month, medical and life insurance benefits, reimbursement for business expenses, and payment of country or social club dues not to exceed $9,000 per year, in each case according to the terms and conditions set forth in the agreement. Further, in the event of termination without “cause,” or if Mr. Misch should leave the employment of the Bank for “good reason” (each such term as defined in the employment agreement), he will be entitled to a lump-sum cash payment equal to twelve months’ base salary in effect on the date of termination and continuation of medical benefits at active employee rates for a period of twelve months.

Mr. Misch’s agreement provides for severance payments and other termination benefits upon a qualifying termination of employment after a “change in control” (as defined in the agreement, which would include the merger). However, in addition to entering into the above-described amendment to his employment agreement, which extended the term of the agreement only through the closing of the merger (if earlier than August 21, 2013), Mr. Misch entered into a new employment agreement with First PacTrust that, upon the effective time of the merger, supersedes his existing employment agreement with PBOC in its entirety. (For a description of the material terms of his employment agreement with First PacTrust, refer to the section below entitled “New Employment and Retention Agreements and Other Arrangements with First PacTrust.”)

Richard Smith Agreement. The employment agreement with Mr. Smith provides for a term of three years commencing January 1, 2009, subject to automatic one-year renewal periods unless notice to terminate the agreement is provided at least 180 days prior to the end of the then-current term. This agreement has been automatically extended pursuant to its terms.

The employment agreement provides for an initial base salary of $325,000 per year, with annual increases in the discretion of the Board of Directors, and an automatic increase of $4,200 per year, which became effective on December 12, 2009 when Mr. Smith purchased the supplemental disability insurance to which he was entitled under the agreement. His agreement also provides for an automobile allowance in the amount of $1,000 per month, medical and life insurance benefits, reimbursement for business expenses, payment of country or social club dues not to exceed $18,000 per year, in each case according to the terms and conditions set forth in the agreement.

Mr. Smith’s agreement provides for severance payments and other termination benefits upon a qualifying termination of employment after a “change in control” (as defined in the agreement, which would include the merger). However, Mr. Smith entered into a retention agreement with First PacTrust that, upon the effective time of the merger, supersedes the above-described change-in-control severance provision in his existing employment agreement with PBOC in its entirety. (For a description of the material terms of his retention agreement with First PacTrust, refer to the section below entitled “New Employment and Retention Agreements and Other Arrangements with First PacTrust.”)

Change in Control Agreements. The Bank has entered into change in control agreements with Suzanne Dondanville, Joyce Kaneda and Nick Zappia. Under the agreements, upon the termination of the applicable executive’s employment without “cause” within 12 months following a “change in control of the Bank” (as defined in the agreements, which would include the merger), the executives, subject to their execution of a release of claims, each receive a lump-sum cash payment equal to one times the highest annual cash compensation paid to such officer during the three years preceding the change in control (excluding any signing bonus paid to Ms. Dondanville upon her joining the Bank in 2012) and continuation of medical benefits for a period of twelve months. The payments under the change in control agreements (and any other payments made to the executives in connection with such a change in control of the Bank) are reduced to the applicable executive’s “safe harbor amount” under Sections 280G and 4999 of the Internal Revenue Code if the payment of such amounts would cause the executive’s total payments to be subject to the excise tax under Section 4999 of the

Internal Revenue Code. Although the Bank previously entered into such change in control agreements with Suzanne Dondanville, Joyce Kaneda and Nick Zappia, each of Mss. Dondanville and Kaneda entered into severance and retention arrangements with PBOC, and Mr. Zappia entered into a retention agreement with First PacTrust, which, upon the effective time of the merger, supersede the above-described change-in-control severance provisions in their existing agreements with PBOC in their entirety (see discussion below under “Severance and Retention Arrangements Entered into in Connection with the Merger” and “New Employment and Retention Agreements with First PacTrust”).

Severance and Retention Arrangements Entered into in Connection with the Merger. In connection with the merger, PBOC has adopted a severance and retention plan for certain employees, including Suzanne Dondanville and Joyce Kaneda, each of whom is an executive officer of the Bank. David Misch, Richard Smith, and Nick Zappia do not participate in this plan. The plan provides for Mss. Dondanville and Kaneda to each receive an amount equal to 50% of her highest “one-year compensation” (as defined in their respective change of control agreements, which excludes the signing bonus paid to Ms. Dondanville in 2012) over the past two years, provided the officer continues to be employed by First PacTrust 90 days after the effective time of the merger. Mss. Dondanville and Kaneda is each entitled to receive an additional 50% of her highest “one-year compensation” (excluding the signing bonus paid to Ms. Dondanville in 2012) plus any unpaid installments of such retention amounts on the earlier of the one-year anniversary of the effective time of the merger and a termination of the officer’s employment by First PacTrust other than for cause if such termination occurs within one year after the effective time of the merger. Additionally, the officer is entitled to one year of medical coverage upon a termination of the officer’s employment by First PacTrust other than for cause within one year after the effective time of the merger.

New Employment and Retention Agreements and Other Arrangements with First PacTrust

David Misch, Richard Smith, and Nick Zappia, all of whom are executive officers of PBOC, have each entered into agreements to continue working with First PacTrust following the closing.

David Misch, Chief Executive Officer of PBOC, has entered into a three-year employment agreement with First PacTrust that becomes effective upon the completion of the merger. The agreement provides for a title of Executive Vice President and Chief Risk Officer, an annual base salary of $350,000, a guaranteed minimum bonus of $100,000 for 2013 subject to continued employment through December 31, 2013, a grant of an option to purchase 100,000 shares of First PacTrust common stock (which options vest in ratable installments on each of the first, second and third anniversaries of the completion of the merger, subject to his continued employment through the applicable vesting date, and in full upon a severance-qualifying termination under the terms of the agreement) and, in the event Mr. Misch either resigns for any reason from January 1, 2014 through June 30, 2014 or incurs a severance-qualifying termination at any time during the term of the agreement, $250,000 in cash severance paid in installments, and health care continuation cost reimbursements, for 18 months after termination.

Richard Smith and Nick Zappia have each entered into retention agreements with First PacTrust and PBOC that become effective upon the completion of the merger. Each executive’s retention agreement supersedes certain provisions of his agreement with PBOC, with certain provisions in each executive’s agreement surviving according to their respective terms and conditions. Pursuant to the agreements, each executive is entitled to receive two, equal, lump-sum retention bonus installments (in an aggregate amount of $404,200 in the case of Mr. Smith and $280,000 in the case of Mr. Zappia) subject to his continued employment through 90 days and 18 months after the completion of the merger. Upon a qualifying termination of employment after the completion of the merger and prior to the applicable retention bonus payment date, the executive is entitled to receive payment of any unpaid installments. Mr. Smith would also receive upon such a termination a lump-sum payment of the base salary that would have been paid to him through the 18-month anniversary of the completion of the merger had his employment not been terminated. In the case of Mr. Smith, up to 50% of any retention bonus installment (and all of the above-described base salary payment triggered upon a termination) may be paid in the form of shares of First PacTrust common stock, and in the case of Mr. Zappia, such installments may be paid in the form of cash, shares of First PacTrust common stock or a combination of cash and shares of First PacTrust common stock.

Based on compensation and benefit levels in effect on December 31, 2012, and assuming that each PBOC executive officer experiences a qualifying termination of employment upon or after the completion of the merger, each of Misch, Smith, Zappia, Dondanville, and Kaneda would be entitled to receive approximately $250,000; $898,000; $280,000; $209,154, and $309,168, respectively, in payments under their respective employment or change in control and severance arrangements.

Richard Pachulski, a member of the board of directors of PBOC, has agreed to serve as the Chairman of a new Advisory Board to be formed by First PacTrust. The Advisory Board will exist separate and apart from First PacTrust’s board of directors, and will, from time to time, provide certain strategic and operational guidance to First PacTrust’s board and senior management on a non-binding, advisory basis. Members of the Advisory Board will not, by virtue of such membership, be deemed to be a member of the board of directors or an executive officer of First PacTrust, nor is it expected that any consulting agreement will be entered into between such members (in their capacities as members of the Advisory Board) and First PacTrust or its affiliates. Mr. Pachulski is not expected to receive any compensation for his service as the Chairman of the Advisory Board.

Public Trading Markets

First PacTrust common stock is quoted for trading on the NASDAQ Global Market under the symbol “BANC,” and PBOC common stock is quoted on the OTC Bulletin Board under the symbol “PBCA.” Upon completion of the merger, PBOC common stock will no longer be quoted on the OTC Bulletin Board.

Under the merger agreement, First PacTrust will use reasonable best efforts to cause the shares of First PacTrust common stock to be issued in connection with the merger to be quoted on the NASDAQ Global Market, and the merger agreement provides that neither First PacTrust nor PBOC will be required to complete the merger if such shares are not approved for listing, subject to notice of issuance, on the NASDAQ Global Market.

First PacTrust’s Dividend Policy

No assurances can be given that First PacTrust will pay any dividends on its common stock or that, if paid, such dividends will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by Office of the Comptroller of the Currency and other applicable regulations, be paid in addition to, or in lieu of, regular cash dividends. Dividends from First PacTrust will depend, in large part, upon receipt of dividends from PacTrust Bank, Beach and any other banks which First PacTrust acquires, because First PacTrust will have limited sources of income other than dividends from PacTrust Bank, Beach and other banks it acquires, earnings from the investment of proceeds from the sale of shares of common stock retained by First PacTrust and interest payments with respect to First PacTrust’s loan to its Employee Stock Ownership Plan. First PacTrust’s board of directors may change its dividend policy at any time, and the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends.”

Dissenters’ Rights in the Merger

Any PBOC shareholder wishing to exercise dissenters’ rights is urged to consult legal counsel before attempting to exercise dissenters’ rights. Failure to comply strictly with all of the procedures set forth in Chapter 13 of the California General Corporation Law, which we refer to as the CGCL, which consists of Sections 1300-1313, may result in the loss of a shareholder’s statutory dissenters’ rights. In such case, such shareholder will be entitled to receive the merger consideration under the merger agreement.

The following discussion is a summary of Sections 1300-1313 of the CGCL, which sets forth the procedures for PBOC shareholders to dissent from the proposed merger and to demand statutory dissenters’ rights of appraisal of their shares under the CGCL. The following discussion is not a complete statement of the provisions of the CGCL relating to the rights of PBOC shareholders to receive payment of the fair market value of their shares and is qualified in its entirety by reference to the full text of Sections 1300-1313 of the CGCL, which are provided in their entirety as Annex C to this proxy statement/prospectus.

All references in Sections 1300-1313 of the CGCL and in this section to a “shareholder” are to the holder of record of the shares of PBOC common stock as to which dissenters’ rights are asserted. A person having a beneficial interest in the shares of PBOC common stock held of record in the name of another person, such as a broker or nominee, cannot enforce dissenters’ rights directly and must act promptly to cause the holder of record to follow the steps summarized below properly and in a timely manner to perfect such person’s dissenters’ rights.

Chapter 13 of the CGCL provides PBOC shareholders who do not vote “FOR” approval of the merger with the right, subject to compliance with the requirements summarized below, to dissent and demand the payment of, and be paid in cash, the fair market value of the PBOC shares owned by such shareholders as of [    ], 2013 the record date for PBOC’s special meeting. In accordance with Chapter 13 of the CGCL, the fair market value of PBOC shares will be their fair market value determined as of August 21, 2012, the last day before the first public announcement of the terms of the merger, exclusive of any appreciation or depreciation in the value of the shares in consequence of the merger.

Even though a shareholder who wishes to exercise dissenters’ rights may be required to take certain actions following PBOC’s special meeting to perfect their dissenters’ rights, if the merger agreement is later terminated and the merger is abandoned, no PBOC shareholder will have the right to any payment from PBOC, other than necessary expenses incurred in proceedings initiated in good faith and reasonable attorneys’ fees, by reason of having taken that action. The following discussion is subject to the foregoing qualifications.

Not Vote “FOR” the Merger

Any PBOC shareholder who desires to exercise dissenters’ rights must not have voted his, her or its shares “FOR” approval of the merger agreement. If a PBOC shareholder returns a proxy without voting instructions or with instructions to vote “FOR” approval of the merger agreement, or votes in person at the special meeting “FOR” approval of the merger agreement, his, her or its shares will be counted as votes in favor of the merger and such shareholder will lose any dissenters’ rights. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are to be voted “AGAINST” or “ABSTAIN” with respect to approval of the merger.

Notice of Approval by PBOC

If the merger is approved by the PBOC shareholders, PBOC is required within ten days after the approval to send to those PBOC shareholders who have not voted “FOR” approval of the merger agreement a written notice of the PBOC shareholder approval, accompanied by a copy of Sections 1300, 1301, 1302, 1303 and 1304 of the CGCL, a statement of the price determined by PBOC to represent the fair market value of the dissenting shares as of August 21, 2012, and a brief description of the procedure to be followed if the shareholder desires to exercise dissenters’ right under the CGCL. The statement of price determined by PBOC to represent the fair market value of dissenting shares, as set forth in the notice of approval, will constitute an offer by PBOC to purchase the dissenting shares at the stated price if the merger is completed and the dissenting shares do not otherwise lose their status as such. Within 30 days after the date of the mailing of the notice of shareholder approval, a dissenting shareholder must submit to PBOC or its transfer agent for endorsement as dissenting shares, the stock certificates representing the PBOC shares as to which such shareholder is exercising dissenter’s rights. If the dissenting shares are uncertificated, then such shareholder must provide written notice of the number of shares which the shareholder demands that PBOC purchase within 30 days after the date of the mailing of the notice of shareholder approval.

Written Demand for Payment

In addition, to preserve dissenters’ rights, a PBOC shareholder must make a written demand for the purchase of the shareholder’s dissenting shares and payment to the shareholder of their fair market value within 30 days after the date on which the notice of approval is mailed. Simply failing to vote for, or voting against, the merger does not constitute a proper written demand under the CGCL. To comply with the requirements under the CGCL, the written demand must:

•	specify the shareholder’s name and mailing address and the number and class of shares of PBOC stock held of record which the shareholder demands that PBOC purchase;

•	state that the shareholder is demanding purchase of the shares and payment of their fair market value; and

•

state the price which the shareholder claims to be the fair market value of the shares as of August 21, 2012. The statement of fair market value constitutes an offer by the shareholder to sell the shares to PBOC at that price.

Any written demands for payment should be sent to The Private Bank of California, Attention: Secretary, 10100 Santa Monica Boulevard, 25th Floor, Los Angeles, California 90067. Shares of PBOC stock held by shareholders who have perfected their dissenters’ rights in accordance with Chapter 13 of the CGCL and have not withdrawn their demands or otherwise lost their dissenters’ rights are referred to in this summary as dissenting shares.

Payment of Agreed Upon Price

If PBOC and a dissenting shareholder agree that the shares are dissenting shares and agree on the price of the shares, the dissenting shareholder is entitled to receive the agreed upon price with interest at the legal rate on judgments from the date of that agreement. Payment for the dissenting shares must be made within 30 days after the later of the date of that agreement or the date on which all statutory and contractual conditions to the merger are satisfied. Payments are also conditioned on the surrender of the certificates representing the dissenting shares.

Determination of Dissenting Shares or Fair Market Value

If PBOC denies that shares are dissenting shares or the shareholder fails to agree with PBOC as to the fair market value of the shares, then, within six months after notice of approval of the merger is sent by PBOC to its shareholders, any shareholder demanding purchase of such shares as dissenting shares or any interested corporation may file a complaint in the Superior Court in the proper California county asking the court to determine whether the shares are dissenting shares or to determine the fair market value of the shareholder’s shares, or both, or may intervene in any action pending on such complaint. If a complaint is not filed or intervention in a pending action is not made within the specified six month period, the dissenter’s rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

Maintenance of Dissenting Share Status

Except as expressly limited by Chapter 13 of the CGCL, holders of dissenting shares continue to have all the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined. A holder of dissenting shares may not withdraw a demand for payment unless PBOC consents to the withdrawal.

Dissenting shares lose their status as dissenting shares, and dissenting shareholders cease to be entitled to require PBOC to purchase their shares, upon any of the following:

•	the merger is abandoned;

•	the shares are transferred before their submission to PBOC for the required endorsement;

•

the dissenting shareholder and PBOC do not agree on the status of the shares as dissenting shares or do not agree on the purchase price, but neither PBOC nor the shareholder files a complaint or intervenes in a pending action within six months after PBOC mails a notice that its shareholders have approved the merger; or

•	with PBOC’s consent, the dissenting shareholder withdraws the shareholder’s demand for purchase of the dissenting shares.

To the extent that the provisions of Chapter 5 of the CGCL (which place conditions on the power of a California corporation to make distributions to its shareholders) prevent the payment to any holders of dissenting shares of the fair market value of the dissenting shares, the dissenting shareholders will become creditors of PBOC for the amount that they otherwise would have received in the repurchase of their dissenting shares, plus interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors of PBOC in any liquidation proceeding, with the debt to be payable when permissible under the provisions of Chapter 5 of the CGCL.

Regulatory Approvals Required for the Merger

Both First PacTrust and PBOC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. First PacTrust filed applications seeking regulatory approval to complete the transactions contemplated by the merger agreement with the FDIC and the DFI. The application to the FDIC was approved on March 27, 2013 and the application to the DFI was approved on March 21, 2013.

Regulatory Approvals for the Alternative Structure

As described elsewhere in this proxy statement/prospectus, the merger agreement provides that if First PacTrust gives written notice to PBOC no later than three business days prior to completion of the merger, First PacTrust may revise the structure of the merger such that PBOC merges with and into PacTrust Bank, with PacTrust Bank as the surviving entity. We refer to this alternative as the alternative structure. The applications that First PacTrust filed with the FDIC and DFI seeking regulatory approval to complete the transactions contemplated by the merger agreement did not seek approval for the alternative structure. The regulatory approvals that would be required for the alternative structure are discussed below.

First PacTrust is a bank holding company under the Bank Holding Company Act of 1956, as amended, which we refer to as the BHCA. The primary regulator of First PacTrust is the Federal Reserve Board. At the discretion of the Federal Reserve Board, the alternative structure could be subject to the approval by the Federal Reserve Board under Section 3 of the BHCA. In evaluating an application filed under Section 3 of the BHCA, the Federal Reserve Board considers, with respect to the bank holding companies and the depository institutions concerned: (1) the competitive impact of the transaction, (2) the financial condition and future prospects, including capital positions and managerial resources, (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act of 1977, which we refer to as the CRA, (4) the effectiveness of the companies’ and the depository institutions’ concerned in combating money laundering activities and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. If an application to the Federal Reserve Board were required, then, in connection with its review, the Federal Reserve Board would provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine such meeting or other proceeding would be appropriate.

Under the CRA, the Federal Reserve Board must take into account the record of performance of the companies and the depository institutions concerned in meeting the credit needs of the entire community, including low—and moderate-income neighborhoods, served by such companies and depository institutions. Depository institutions are periodically examined for compliance with the CRA by their primary federal supervisor and are assigned ratings. In evaluating the record of the performance of an institution in meeting the credit needs of the entire community served by the institution, the Federal Reserve Board considers the institution’s record of compliance with the CRA, including the most recent rating assigned by its primary federal supervisor. As of their last respective CRA examinations, each of PBOC, PacTrust Bank and Beach was rated “Satisfactory” with respect to CRA compliance.

The primary regulator of PacTrust Bank is the OCC. The prior approval of the OCC under the federal Bank Merger Act would be required to merge PBOC with and into PacTrust Bank. In evaluating an application filed under the Bank Merger Act, the OCC generally considers: (1) the competitive impact of the transaction, (2) the financial and managerial resources of the depository institutions party to the merger, (3) the convenience and needs of the community to be served and the record of the depository institutions under the Community Reinvestment Act, including their CRA ratings, (4) the depository institutions’ effectiveness in combating money-laundering activities and (5) the extent to which the depository institution merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the OCC will provide an opportunity for public comment on the application for the bank mergers, and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

Filings would also be made with the DFI which would include giving the agency prior notice of the proposed merger of PBOC with and into PacTrust Bank.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Neither PBOC nor First PacTrust can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

First PacTrust and PBOC believe that the merger does not raise significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals on a timely basis. However, neither First PacTrust nor PBOC can assure you that all of the required regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a materially adverse effect on the financial conditions, results of operations, assets or business of First PacTrust following completion of the merger.

Neither PBOC nor First PacTrust is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of PBOC’s board of directors, First PacTrust’s board of directors and Beach’s board of directors has approved the merger agreement. The merger agreement provides for the merger of PBOC with and into Beach, with Beach continuing as the surviving entity in the merger. The merger agreement additionally provides that if First PacTrust gives written notice to PBOC no later than three business days prior to the completion of the merger, First PacTrust may revise the structure of the merger so that PBOC merges with and into PacTrust Bank, with PacTrust Bank as the surviving entity in the merger.

Merger Consideration

If the merger is completed, each holder of PBOC common stock outstanding immediately prior to the completion of the merger will receive his, her or its proportional share of (1) 2,083,333 shares of First PacTrust common stock and (2) $24,887,513 in cash, in each case subject to certain adjustments, which we refer to as the merger consideration. The exact number of First PacTrust shares and amount of cash such holder of PBOC common stock will be entitled to receive in the merger will depend on the number of PBOC common shares outstanding on the date the merger is actually completed.

The merger consideration is subject to the following adjustment: if the value of the merger consideration, calculated using $12.00 as the value of one share of First PacTrust common stock, would otherwise exceed an amount equal to 1.30 times PBOC’s tangible common equity as of the last business day of the month before the closing of the merger (after subtracting from tangible common equity certain unaccrued one-time PBOC merger-related closing expenses) then the cash portion of the merger consideration will be adjusted downward until the total value of the merger consideration is equal to such amount. For the purposes of the merger agreement, PBOC merger-related closing expenses will include any amount paid, payable or reasonably expected to become payable by PBOC (i) for services rendered to PBOC by any attorney, investment banker or other financial advisor, accountant, auditor or other professional services provider in connection with the merger and (ii) pursuant to any “change-of-control” or assignment provisions of any contract to which PBOC is a party, including, with respect to any directors, officers or employees, any “change-of-control,” severance, retention, “stay” or “transaction” package, bonus or any similar arrangement.

If the number of shares of common stock of First PacTrust changes before the merger is completed as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then the merger consideration will be proportionately adjusted.

Fractional Shares

First PacTrust will not issue any fractional shares of First PacTrust common stock in the merger. PBOC shareholders who would otherwise be entitled to a fractional share of First PacTrust common stock upon the completion of the merger will instead receive an amount in cash calculated using $12.00 as the value of one share of First PacTrust common stock.

Surviving Corporation; Governing Documents; Directors and Officers

At the effective time of the merger, the articles of incorporation and bylaws of Beach in effect immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation after completion of the merger until thereafter amended in accordance with their respective terms and applicable law.

The size and composition First PacTrust’s board of directors and Beach’s board of directors will not be affected by the merger.

Treatment of PBOC Stock Options and Other Equity-Based Awards

PBOC Options

The directors and executive officers of PBOC held options to purchase an aggregate of [            ] shares of PBOC common stock as of [            ], 2013. Each PBOC option that is outstanding immediately prior to the completion of the merger, other than PBOC options held by certain persons who have entered into the PBOC option cancellation agreements, as described under “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger—Equity Based Awards,” will be converted into an option to purchase a number of whole shares of First PacTrust common stock (rounded down to the nearest whole share) equal to the number of shares of PBOC common stock subject to such PBOC option immediately prior to the completion of the merger multiplied by the option exchange ratio at a per-share exercise price (rounded up to nearest whole penny) equal to the per-share exercise price for each such PBOC common share subject to such PBOC option immediately prior to the completion of the merger divided by the option exchange ratio. The First PacTrust options issued in exchange for PBOC options will otherwise be issued on substantially similar aggregate terms and conditions (including with respect to vesting) as applied to each PBOC option immediately prior to the completion of the merger. First PacTrust may convert the PBOC options into options issued pursuant to an existing benefit plan of First PacTrust or its affiliates, so long as such conversion does not materially and adversely affect the holders of the PBOC options and is consistent with the above-described adjustment provisions.

First PacTrust has agreed to file a registration statement with the SEC on an appropriate form to the extent necessary to register First PacTrust common stock issuable upon exercise or conversion of the PBOC options assumed by First PacTrust in the merger.

PBOC Restricted Shares

Each PBOC restricted share will, under its terms, vest in full and become free of all restrictions as of the closing of the merger. At the closing of the merger, the holder of any such PBOC restricted shares will be entitled to receive the merger consideration in respect of each of his or her PBOC restricted shares.

For further information on the treatment of the PBOC equity or equity-based awards, see “The Merger—Interests of PBOC’s Directors and Executive Officers in the Merger.”

PBOC Preferred Stock

Each share of Non-Cumulative Perpetual Preferred Stock, Series C, stated liquidation amount $1,000 per share, of PBOC, which we refer to as the PBOC preferred stock, issued and outstanding immediately prior to the completion of the merger will be converted automatically into one share of preferred stock, par value $0.01 per share, of First PacTrust, to be designated, prior to the completion of the merger, as Non-Cumulative Perpetual Preferred Stock, Series B, stated liquidation amount $1,000 per share and otherwise having rights (including with respect to dividends), preferences, privileges and voting powers, and limitations and restrictions that are equivalent to the rights, preferences, privileges and voting powers, and limitations and restrictions of the PBOC preferred stock immediately prior to such conversion, taken as a whole.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger.”

The merger will become effective when the agreement of merger is accepted for filing by the DFI. The completion of the merger will occur at a time determined by First PacTrust that follows the close of trading on the date that is the later of (1) three business days after the satisfaction or waiver of the last of the conditions specified in the merger agreement, (2) ten business days after the parties receive all regulatory approvals required to complete the merger or (3) another mutually agreed upon date. It currently is anticipated that the completion of the merger will occur during the second quarter of 2013 subject to the receipt of required approvals and other customary closing conditions, but neither PBOC nor First PacTrust can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of PBOC common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Promptly after completion of the merger, the exchange agent will exchange certificates or book-entry shares representing shares of PBOC common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail appropriate transmittal materials and instructions to those persons who were holders of PBOC common stock immediately prior to the completion of the merger. These materials will contain instructions on how to surrender shares of PBOC common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for PBOC common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration properly upon receipt of (1) an affidavit of that fact by the claimant and (2) such bond as First PacTrust may determine is reasonably necessary as indemnity against any claim that may be made against First PacTrust with respect to the certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of PBOC other than to settle transfers of PBOC common stock that occurred prior to the effective time of the merger.

Withholding

First PacTrust and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any PBOC shareholder the amounts either of them are required to deduct and withhold under any applicable federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Whenever a dividend or other distribution is declared by First PacTrust on First PacTrust common stock, the record date for which is at or after the effective time of the merger, the declaration will include dividends or other distributions on all shares of First PacTrust common stock issuable under the merger agreement, but such dividends or other distributions will not be paid to the holder thereof until such holder has duly surrendered its PBOC stock certificates.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of First

PacTrust and PBOC, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between First PacTrust and PBOC rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of First PacTrust, PBOC or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by First PacTrust or PBOC. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of First PacTrust and PBOC relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by PBOC to First PacTrust relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents in connection with the merger;

•	reports to regulatory authorities;

•	financial statements, internal controls and absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit matters;

•	labor matters;

•	compliance with applicable laws;

•	certain material contracts;

•	agreements with regulatory authorities;

•	investment securities;

•	derivative instruments and transactions;

•	environmental matters;

•	insurance matters;

•	real and personal property;

•	intellectual property matters;

•	broker’s fees payable in connection with the merger;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	loan matters;

•	related party transactions;

•	inapplicability of takeover statutes;

•	good faith belief that necessary regulatory approvals are obtainable; and

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

The merger agreement contains representations and warranties made by First PacTrust to PBOC relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents in connection with the merger;

•	legal proceedings;

•	the absence of certain changes or events;

•	reports to regulatory authorities;

•	financial statements;

•	compliance with applicable laws;

•	tax matters;

•	broker’s fees payable in connection with the merger;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	ability to pay the cash portion of the merger consideration;

•	absence of regulatory agreements or enforcement actions; and

•	good faith belief that necessary regulatory approvals are obtainable.

Certain representations and warranties of First PacTrust and PBOC are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to First PacTrust or PBOC, means any event, circumstance, development, change or effect that, individually or in the aggregate, (1) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of the applicable party to timely consummate the merger or any of the other transactions contemplated by the merger agreement or to perform its covenants under the merger agreement or (2) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of the applicable party and its subsidiaries, taken as a whole, other than to the extent resulting from:

•

changes in GAAP, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

•	changes in laws generally applicable to companies in the financial services industry, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

•

changes in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

•

any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

•

failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of a party’s common stock, in and of itself, but not including any underlying causes thereof;

•	public disclosure of the merger agreement; or

•	actions or omissions taken with the express prior written consent of the other party.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

PBOC has agreed that, prior to the effective time of the merger, it will, and will cause each of its subsidiaries to, conduct its business in the usual, regular and ordinary course consistent with past practice, use reasonable best efforts to preserve intact its business organization, rights, franchises, authorizations issued by government entities and current relationships and take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of PBOC or First PacTrust to obtain any required regulatory approvals or to perform their respective obligations under the merger agreement.

Additionally, PBOC has agreed that prior to the effective time of the merger, except as expressly required by the merger agreement or with the prior written consent of First PacTrust, PBOC will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

•	incur indebtedness or guarantee indebtedness of another person, except in the ordinary course of business consistent with past practice;

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(1) adjust, split, combine or reclassify any capital stock; (2) set any record or payment dates for any dividends or distributions on its capital stock, make, declare or pay any dividend or distribution (other than regular quarterly cash dividends on PBOC preferred stock consistent with past practice) or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock; (3) grant any stock appreciation rights, restricted stock units or other equity-based compensation or grant any right to acquire any shares of its capital stock; (4) issue or commit to issue any additional shares of capital stock or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any PBOC subsidiary; or (5) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

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sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets (other than to a subsidiary), except for the sale of loans in the ordinary course of business consistent with past practice;

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acquire direct or indirect control over any business or corporate entity or make any other investment in any person, except in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of PBOC;

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except as required under applicable law or the terms of any PBOC employee benefit plan, (1) enter into, adopt or terminate any employee benefit plan, (2) amend any employee benefit plan in a manner that would result in any increase in cost, (3) increase the compensation or benefits payable to any employee, officer, director or consultant (other than any annual base compensation raises in the ordinary course of business consistent with past practice of not more than 5% per year), (4) grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, (5) enter into any new, or amend any existing, collective bargaining agreement or similar agreement, (6) provide any funding for any rabbi trust or similar arrangement or (7) hire, transfer, promote or terminate the employment of any employee who has a target annual compensation of $75,000 or more;

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settle any claim, action or proceeding other than in the ordinary course of business consistent with past practice involving solely money damages where the settlement payments not covered by insurance do not exceed $100,000 individually or $200,000 in the aggregate; waive, compromise, assign, cancel or release any material rights or claims; or agree to any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

•	pay, discharge or satisfy any claims, liabilities or obligations, other than in the ordinary course of business and consistent with past practice;

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make any change in accounting methods or systems of internal accounting controls, except as required by GAAP as concurred in by PBOC’s independent auditors, or revalue in any material respect any of its assets, except as required by GAAP and in the ordinary course of business consistent with past practice;

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make, change or revoke any tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes;

•	amend its articles of incorporation or bylaws or comparable organizational documents;

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materially restructure or materially change its investment securities portfolio or its gap position or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage-related securities that would be considered “high-risk” securities under applicable regulatory pronouncements;

•	enter into, modify, amend or terminate any material contract, other than in the ordinary course of business consistent with past practice;

•	change in any material respect its credit policies and collateral eligibility requirements and standards;

•	fail to use reasonable best efforts to take any action that is required under an agreement with a regulatory authority or take any action that violates such an agreement;

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except as required by applicable law, regulation or policies, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;

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permit the construction of new structures upon, or purchase or lease any real property in respect of, any branch or other facility, or file any application or take any other action to establish, relocate or terminate the operation of any banking office;

•	make, or commit to make, any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

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without previously notifying and consulting with First PacTrust, and except to the extent approved by PBOC and committed to prior to the date of the merger agreement and disclosed to First PacTrust, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan relationship aggregating in excess of $1,500,000, or amend or modify in any material respect any existing loan relationship, that would result in total credit exposure to the applicable borrower in excess of $1,500,000;

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take any action that is intended to, would or would be reasonably likely to result in any of the conditions to the completion of the merger not being satisfied or prevent or materially delay the completion of the merger and the other transactions contemplated by the merger agreement, except as may be required by applicable laws;

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take any action, or knowingly fail to take any action, that prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	agree to take, make any commitment to take or adopt any resolutions of PBOC’s board of directors in support of, any of the above prohibited actions; or

•	take any action that would be reasonably likely to result in PBOC merger-related closing expenses in excess of $2,850,000.

First PacTrust has agreed to a more limited set of restrictions on its business prior to the completion of the merger. Specifically, First PacTrust has agreed that prior to the effective time of the merger, except as expressly contemplated or permitted by the merger agreement or with the prior written consent of PBOC, First PacTrust will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

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except in connection with the issuance of First PacTrust preferred stock to holders of PBOC preferred stock, amend its articles of incorporation or bylaws or similar governing documents of any of its subsidiaries in a manner that would materially and adversely affect the economic benefits of the merger to the holders of PBOC common stock or that would materially impede First PacTrust’s ability to consummate the merger and the other transactions contemplated by the merger agreement;

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take any action that is intended to, would or would be reasonably likely to result in any of the conditions to the completion of the merger not being satisfied or prevent or materially delay the completion of the merger and the other transactions contemplated by the merger agreement, except as may be required by applicable laws;

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take any action, or knowingly fail to take any action, that prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

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agree to take, make any commitment to take or adopt any resolutions of First PacTrust’s board of directors in support of, any of the above prohibited actions, except that First PacTrust and its subsidiaries are not prohibited from taking any necessary or appropriate actions in connection with participation in the Small Business Lending Fund of the United States Department of the Treasury.

Regulatory Matters

First PacTrust and PBOC have agreed to use their respective reasonable best efforts to take all actions that are necessary, proper or advisable to comply promptly with all legal requirements with respect to the merger and the other transactions contemplated by the merger agreement and to obtain all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of any regulatory authority required or advisable in connection with the merger and the other transactions contemplated by the merger agreement. First PacTrust and PBOC will use their respective reasonable best efforts to resolve any objections that may be asserted by any regulatory authority with respect to the merger agreement or the merger or the other transactions contemplated by the merger agreement. However, in no event will First PacTrust or Beach be required, and will PBOC and its subsidiaries be permitted (without First PacTrust’s written consent), to take any action or agree to any condition or restriction if such action, condition or restriction would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect in respect of First PacTrust or PBOC and its subsidiaries, taken as a whole (measured on a scale relative to PBOC and its subsidiaries, taken as a whole), provided that PBOC and its subsidiaries will take such action if requested by First PacTrust and if such condition or restriction is binding on PBOC and its subsidiaries only in the event the merger is completed. First PacTrust filed applications seeking regulatory approval to complete the transactions contemplated by the merger agreement with the FDIC and the DFI. The application to the FDIC was approved on March 27, 2013 and the application to the DFI was approved on March 21, 2013.

Tax Matters

First PacTrust and PBOC have agreed to use their respective reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and to not knowingly take any action that could reasonably be expected to prevent the merger from so qualifying.

Employee Matters

The merger agreement provides that, for the 12-month period immediately after the completion of the merger, First PacTrust will provide to employees of PBOC and its subsidiaries (as a group) who are actively employed as of the completion of the merger employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities generally made available to similarly situated employees of First PacTrust (in no event will any such employee be eligible to participate in any closed or frozen plan of First PacTrust or its subsidiaries). The service of PBOC employees prior to the completion of the merger will, to the same extent such service is recognized immediately prior to the completion of the merger under a corresponding PBOC benefit plan in which the applicable employee is eligible to participate immediately prior to the completion of the merger, be treated as service with First PacTrust for purposes of eligibility, participation, vesting and benefit accrual under First PacTrust’s employee benefit plans, subject to customary exclusions.

D&O Indemnification and Insurance

The merger agreement provides that after the completion of the merger, First PacTrust and the surviving corporation in the merger will indemnify and hold harmless all present and former directors and officers of PBOC against all liabilities arising out of the fact that such person is or was a director or officer of PBOC if the claim pertains to any matter of fact arising, existing or occurring at or before the effective time of the merger, to the fullest extent permitted by applicable law and PBOC’s governing documents.

The merger agreement requires First PacTrust, or the surviving corporation in the merger, to use its reasonable best efforts to maintain for a period of six years after completion of the merger PBOC’s existing directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amounts and containing terms and conditions that are substantially no less advantageous than the current policy (or, with the consent of PBOC prior to the completion of the merger, any other policy), with respect to claims arising from facts or events that occurred prior to the completion of the merger, and covering such individuals who are currently covered by such insurance. However, neither First PacTrust nor the surviving corporation in the merger is required to incur annual premium payments greater than 250% of PBOC’s current annual directors’ and officers’ liability insurance premium. In lieu of the insurance described in the preceding sentence, prior to the completion of the merger, First PacTrust or PBOC, with First PacTrust’s consent, may obtain a six-year “tail” prepaid policy providing coverage equivalent to such insurance.

Existing Business Relationships

PBOC has agreed to use its good faith efforts to ensure that its officers and directors continue their banking relationships with PBOC and, following the completion of the merger, with First PacTrust and its affiliates, to the same extent as existed on the date of the merger agreement.

Loan Documentation

The merger agreement requires PBOC to use all commercially reasonable efforts to fully correct, remedy and otherwise resolve any fact or circumstance known to PBOC that has resulted, or could reasonably be expected to result, in any loan payable to PBOC that (i) is not evidenced by proper loan documentation, (ii) does not represent the valid and legally binding obligation of the loan obligor or (iii) is not enforceable against the loan obligor in accordance with its terms, such that the applicable loan or loan documentation fully complies with the representations and warranties made by PBOC with respect to loans payable to it or its subsidiaries.

Certain Additional Covenants

The merger agreement also contains additional covenants, including covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of First PacTrust common stock to be issued in the merger on the NASDAQ Global Market, the provision of a PBOC closing date balance sheet by PBOC, access to information of the other company, public announcements with respect to the transactions contemplated by the merger agreement and the provision of notice to each party on the occurrence of certain events related to the merger, such as any incidence of merger-related litigation against either party or the breach, by either party, of the representations and warranties contained in the merger agreement.

PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors

PBOC has agreed to hold a meeting of its shareholders for the purpose of voting upon approval of the merger agreement as promptly as practicable. PBOC will use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the merger agreement, including by recommending that its shareholders approve and adopt the merger agreement (subject to the provisions governing making a change in PBOC’s recommendation as described below).

The board of directors of PBOC has agreed to recommend that PBOC’s shareholders vote in favor of approval of the merger agreement and to not withdraw or modify such recommendation in any manner adverse to First PacTrust (which we refer to as a change in PBOC’s recommendation), except that PBOC’s board of directors may effect a change in PBOC’s recommendation if and only to the extent that:

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PBOC has received an unsolicited bona fide “acquisition proposal” (as described below) that constitutes a “superior proposal” (as described below), and PBOC’s board of directors determines in good faith, after receiving the advice of outside legal counsel, that PBOC’s board of directors would be in violation of its fiduciary duties under applicable laws if it failed to effect a change in PBOC’s recommendation;

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PBOC has given at least five business days’ written notice to First PacTrust of its intention to effect a change in PBOC’s recommendation absent modification of the terms and conditions of the merger agreement;

•	if applicable, after giving effect to any amendments to the merger agreement proposed by First PacTrust, such acquisition proposal continues to constitute a superior proposal; and

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PBOC complies with its non-solicitation obligations described below in “—Agreement Not to Solicit Other Offers” and its obligations with respect to calling shareholder meetings and acquisition proposals described in this section.

In the event of any material revisions to the superior proposal, PBOC will be required to deliver a new written notice to First PacTrust five business days in advance of its intention to effect a change in PBOC’s recommendation and to comply with the other requirements described above.

The merger agreement requires PBOC to submit the merger agreement to a shareholder vote even if PBOC’s board of directors effects a change in PBOC’s recommendation.

If an acquisition proposal has been made known to the PBOC shareholders and thereafter the PBOC shareholders do not approve the merger at the PBOC shareholder meeting, if during the 10 business-day period following the failed shareholder vote First PacTrust proposes revised terms and conditions of the merger agreement that are no less favorable from a financial point of view to PBOC shareholders than the acquisition proposal, PBOC is obligated to resubmit the revised merger agreement to its shareholders at a second shareholder meeting (and to comply with the other requirements described above as if such second shareholder meeting was treated as the first shareholder meeting), except that PBOC will not be obligated to submit the revised merger agreement to its shareholders at a second shareholder meeting if:

•	PBOC’s board of directors effected a change in PBOC’s recommendation prior to the first shareholder meeting;

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assuming the merger agreement was amended to reflect all adjustments to the terms and conditions proposed by First PacTrust during the 10 business-day period following the failed shareholder vote at the first shareholder meeting, the acquisition proposal would continue to constitute a superior proposal; and

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PBOC complies with its non-solicitation obligations described below in “—Agreement Not to Solicit Other Offers” and its obligations with respect to calling shareholder meetings and acquisition proposals described in this section.

For purposes of the merger agreement:

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an “acquisition proposal” means any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, by way of a tender offer) or similar transactions involving PBOC or any of its subsidiaries that, if consummated, would constitute an “alternative transaction” (as described below);

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an “alternative transaction” means (1) any transaction pursuant to which any person (or group of persons) other than First PacTrust or its affiliates acquires or would acquire more than 20% of the outstanding shares of PBOC common stock or outstanding voting power of PBOC, or more than 20% of the outstanding shares or voting power of any other series or class of capital stock of PBOC that would be entitled to a class or series vote with respect to the merger, whether from PBOC or pursuant to a tender offer or exchange offer or otherwise, (2) a merger, share exchange, consolidation or other business combination involving PBOC (other than the merger), (3) any transaction pursuant to which any person (or group of persons) other than First PacTrust or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any PBOC subsidiaries and securities of the entity surviving any merger or business combination involving any PBOC subsidiary) of PBOC or any of its subsidiaries representing more than 20% of the fair market value of all the assets, deposits, net revenues or net income of PBOC and its subsidiaries, taken as a whole, immediately prior to such transaction or (4) any other consolidation, business combination, recapitalization or similar transaction involving PBOC or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of PBOC common stock immediately prior to such transaction do not, in the aggregate, own at least 80% of each of the outstanding shares of PBOC common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately following the completion of the transaction, in substantially the same proportion as such holders held the shares of PBOC common stock immediately prior to the completion of such transaction; and

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“superior proposal” means a bona fide, unsolicited written acquisition proposal that (1) is obtained not in breach of the merger agreement for all of the outstanding shares of PBOC common stock, on terms that PBOC’s board of directors determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the acquisition proposal and the merger agreement (including any proposal by First PacTrust to adjust the terms and conditions of the merger agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of completion, the form of consideration offered and the ability of the party making such proposal to obtain financing for such acquisition proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and the merger agreement) are more favorable from a financial point of view to PBOC shareholders than the merger, (2) is reasonably likely to receive all necessary regulatory approvals and be completed and (3) does not contain any condition to closing or similar contingency related to the ability of the party making such proposal to obtain financing.

Agreement Not to Solicit Other Offers

PBOC also has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents and representatives not to, directly or indirectly:

•	solicit, initiate, encourage or facilitate (including by furnishing information) any acquisition proposal;

•	participate in any discussions or negotiations regarding an alternative transaction or acquisition proposal; or

•	enter into any agreement regarding any alternative transaction or acquisition proposal.

However, if prior to the approval of the merger agreement by PBOC shareholders, (1) PBOC receives a superior proposal that was not solicited by PBOC and that did not otherwise result from a breach of the merger agreement, (2) PBOC’s board of directors determines in its good faith judgment (after receiving the advice of outside counsel) that a failure to participate in discussions or negotiations with, or provide information to, the person making the superior proposal would violate PBOC’s board of directors’ fiduciary duties under applicable laws and (3) PBOC gives at least five business days’ notice to First PacTrust, PBOC’s board of directors may:

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furnish information with respect to it and its subsidiaries to the party making the superior proposal pursuant to a customary confidentiality agreement containing terms no less restrictive to the party making the superior proposal than the terms contained in PBOC’s confidentiality agreement with First PacTrust; and

•	participate in discussions regarding the superior proposal.

PBOC has also agreed to provide First PacTrust written notice within one business day following the receipt of any acquisition proposal, material modification to any acquisition proposal or request for nonpublic information or access to PBOC’s or its subsidiaries’ properties, books or records by any person that has made or, to PBOC’s knowledge, may be considering making, an acquisition proposal. The notice will indicate the identity of the person making the acquisition proposal or requesting nonpublic information or access and the material terms of the acquisition proposal or modification to an acquisition proposal.

PBOC and its subsidiaries have agreed to (1) immediately cease and cause to be terminated any existing discussions or negotiations conducted with any third party with respect to any alternative transaction or acquisition proposal, (2) enforce and not release any third party from the confidentiality and standstill provisions of any agreement to which PBOC or its subsidiaries is a party and (3) immediately terminate any approval previously given under any such provisions authorizing any person to make an acquisition proposal.

The merger agreement provides that the above-described restrictions on PBOC do not prohibit PBOC or PBOC’s board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Securities Exchange Act of 1934, as amended, or from complying with Rules 14d-9 and 14e-2(a)(2)-(3) promulgated under the Exchange Act.

Conditions to Complete the Merger

First PacTrust’s and PBOC’s respective obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:

•	the approval of the merger agreement by PBOC’s common shareholders;

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the approval of the merger agreement by PBOC’s preferred shareholders, provided that if such approval is not obtained by the date that is six weeks following the date on which all other closing conditions are satisfied or waived, First PacTrust will use reasonable best efforts to, as promptly as practicable and to the extent permitted by applicable law and the terms of the PBOC preferred stock, arrange for the redemption, repurchase or repayment of the PBOC preferred stock for cash;

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the receipt of required regulatory approvals without a condition or restriction that would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect in respect of First PacTrust or PBOC and its subsidiaries, taken as a whole (measured on a scale relative to PBOC and its subsidiaries, taken as a whole), and the expiration or termination of all related statutory waiting periods;

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the absence of any order, injunction, decree or judgment by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement;

•	the listing of the First PacTrust common stock to be issued in the merger on the NASDAQ Global Market, subject to official notice of issuance;

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the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the First PacTrust common stock to be issued in the merger under the Exchange Act, and the absence of any stop order or proceedings threatened by the SEC for that purpose;

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the accuracy of the representations and warranties of each other party in the merger agreement as of the closing date of the merger, subject to the materiality standards provided in the merger agreement and the performance of the other party in all material respects of all obligations required to be performed by it at or prior to the effective time of the merger under the merger agreement (and the receipt by each party of certificates from the other party to such effects); and

•	receipt by each of First PacTrust and PBOC of an opinion of legal counsel as to certain tax matters.

First PacTrust’s obligations to complete the merger are further subject to the receipt of a balance sheet from PBOC setting forth the assets, liabilities and tangible common equity of PBOC and its subsidiaries as of close of business on the last business day of the month preceding the month in which the merger is completed.

Neither PBOC nor First PacTrust can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither PBOC nor First PacTrust has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

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the merger has not been completed by May 21, 2013 (if the failure to complete the merger by that date is not caused by the terminating party’s breach of the merger agreement), which we refer to as the end date;

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any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and nonappealable, or a regulatory authority has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement;

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there is a breach by the other party that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of May 21, 2013 and 30 business days following written notice of the breach; or

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PBOC shareholders fail to approve the merger agreement at the shareholder meeting, and PBOC is not obligated to resubmit the merger agreement to its shareholders for approval at a second shareholder meeting as described above in “—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors,” or the merger agreement is resubmitted to PBOC shareholders at a second shareholder meeting and the PBOC shareholders fail to approve the merger agreement at such shareholder meeting.

In addition, First PacTrust may terminate the merger agreement in the following circumstances:

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PBOC shareholders fail to approve the merger agreement at the shareholder meeting (regardless of whether or not PBOC is obligated to resubmit the merger agreement to its shareholders for approval at a second shareholder meeting as described above in “—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors”);

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PBOC’s board of directors fails to recommend to the PBOC shareholders that they approve the merger agreement or withdraws, modifies or qualifies such recommendation in a manner adverse to First PacTrust;

•	PBOC’s board of directors fails to reaffirm its recommendation of the merger within 10 business days after the public announcement of an acquisition proposal (or material modification thereto);

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PBOC’s board of directors breaches its non-solicitation obligations described above in “—Agreement Not to Solicit Other Offers” or its obligations with respect to calling shareholder meetings and acquisition proposals described above in “—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors”;

•	PBOC’s board of directors approves, recommends or endorses an alternative transaction or acquisition proposal; or

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required regulatory approvals have been obtained, but with materially burdensome conditions being imposed on First PacTrust. A materially burdensome condition is one that would have a material adverse effect on First PacTrust or on PBOC, in each case measured on a scale relative to PBOC.

Effect of Termination

If the merger agreement is terminated, it will become void, except that (1) both First PacTrust and PBOC will remain liable for any willful and material breach of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee

PBOC will pay First PacTrust a $2 million termination fee in the following circumstances:

•	if the merger agreement is terminated by First PacTrust in the following circumstances:

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PBOC’s board of directors fails to recommend to the PBOC shareholders that they approve the merger agreement or withdraws, modifies or qualifies such recommendation in a manner adverse to First PacTrust;

•	PBOC’s board of directors fails to reaffirm its recommendation of the merger within 10 business days after the public announcement of an acquisition proposal (or material modification thereto);

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PBOC’s board of directors breaches its non-solicitation obligations described above in “—Agreement Not to Solicit Other Offers” or its obligations with respect to calling shareholder meetings and acquisition proposals described above in “—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors”;

•	PBOC’s board of directors approves, recommends or endorses an alternative transaction or acquisition proposal; or

•	PBOC shareholders fail to approve the merger agreement at the shareholder meeting and PBOC completes or agrees to an alternative transaction within 12 months of the date of such shareholder meeting.

•	if the merger agreement is terminated by First PacTrust or PBOC in the following circumstances:

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an acquisition proposal or intent to make an acquisition proposal is made known to PBOC or its shareholders after the date of the merger agreement; thereafter the merger agreement is terminated by (1) First PacTrust or PBOC because the merger has not been completed by the end date and PBOC’s shareholders have not approved the merger agreement or (2) First PacTrust following an uncured breach by PBOC that would cause the failure of the closing conditions described in the penultimate bullet of “—Conditions to Complete the Merger”; and PBOC completes or agrees to an alternative transaction (for purposes of determining whether a termination fee is payable, substituting 40% in place of reference to 20% and 60% in place of reference to 80% in the definition of an “alternative transaction”) within 12 months of the date the merger agreement is terminated;

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PBOC shareholders fail to approve the merger agreement at the shareholder meeting, and PBOC is not obligated to resubmit the merger agreement to its shareholders for approval at a second shareholder meeting as described above in “—PBOC Shareholder Meeting and Recommendation of PBOC’s Board of Directors”; or

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the merger agreement is resubmitted to PBOC shareholders at a second shareholder meeting and the PBOC shareholders fail to approve the merger agreement at such shareholder meeting and PBOC completes or agrees to an alternative transaction within 12 months of the date of such shareholder meeting.

If PBOC is required to pay a termination fee, PBOC also will be obligated to reimburse First PacTrust for all of its out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated thereby, including fees and expenses of accountants, financial advisors and attorneys.

Expenses and Fees

Except as set forth above, each of First PacTrust and PBOC will be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, First PacTrust and PBOC may amend the merger agreement by written agreement. However, after any approval of the merger agreement by PBOC’s shareholders, there may not be, without further approval of PBOC’s shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, each party, to the extent legally allowed, may extend the time for the performance of any of the obligations or other acts of the other party; waive any inaccuracies in the representations and warranties of the other party; and waive compliance by the other party with any of the agreements and conditions contained in the merger agreement.

Voting Agreements

In connection with entering into the merger agreement, First PacTrust entered into a voting and support agreement with each of the directors of PBOC, as well as Suzanne A. Dondaville, Executive Vice President and Chief Operations Officer of PBOC; Joyce N. Kaneda, Executive Vice President and Chief Financial Officer of PBOC; Nick Zappia, Executive Vice President of PBOC; Scott Eisner, as trustee of certain trusts owning PBOC common stock; and Isaac Pachulski, which we refer to collectively as the voting agreements. The following summary of the voting agreements is subject to, and qualified in its entirety by reference to, the form of voting agreement attached to this proxy statement/prospectus as Annex D.

Pursuant to the voting agreements, each shareholder party to a voting agreement agreed to vote its shares of PBOC common stock:

•	in favor of approval of the merger agreement;

•	in favor of each of the other actions contemplated by the merger agreement;

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in favor of any proposal to adjourn or postpone any shareholder meeting to a later date if there are not sufficient votes for approval of the merger agreement on the date on which such shareholder meeting is held;

•	in favor of any action in furtherance of any of the foregoing;

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against any action or agreement that is intended, or could be reasonably expected to, result in a breach of any representation, warranty, covenant or obligation of PBOC in the merger agreement or impair the ability of PBOC to complete the merger or that would otherwise be inconsistent with, prevent, impede or delay the completion of the merger;

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against any agreement, transaction or proposal that relates to an acquisition proposal or alternative transaction, other than the merger and the other transactions contemplated by the merger agreement; and

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against any reorganization, recapitalization, dissolution or liquidation of PBOC or any of its subsidiaries or any amendment or other change in PBOC’s governing documents, except to the extent specifically provided in the merger agreement or approved in writing by First PacTrust.

The voting agreements provide that each shareholder party to a voting agreement will not, other than pursuant to the merger, directly or indirectly:

•

sell (including short sell), transfer, pledge, assign, tender, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) any of such shareholder’s shares of PBOC common stock; or

•	enter into any contract or understanding providing for any action described in the preceding bullet.

The voting agreements will terminate upon the earlier of the effective time of the merger and the termination of the merger agreement in accordance with its terms.

As of [    ], 2013, the record date for the special meeting, the shareholders that are party to the voting agreements beneficially own an aggregate of approximately [    ] outstanding shares of PBOC common stock, which represent approximately [    ]% of the shares of PBOC common stock entitled to vote at the special meeting.

ACCOUNTING TREATMENT

The merger will be accounted for as an acquisition by First PacTrust using the acquisition method of accounting. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of PBOC as of the effective time of the merger will be recorded at their respective fair values and added to those of First PacTrust. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of First PacTrust issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of PBOC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of PBOC common stock. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax.

The following discussion applies only to U.S. holders of shares of PBOC common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders liable for the alternative minimum tax, partnerships or other pass-through entities or investors in partnerships or such other pass-through entities, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of PBOC common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired PBOC common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, or holders who exercise appraisal rights).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of PBOC common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds PBOC common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding PBOC common stock should consult their own tax advisors.

Holders of PBOC common stock should consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.

Tax Consequences of the Merger Generally

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

The parties intend for the merger to qualify as a reorganization for U.S. federal income tax purposes. It is a condition to the obligation of First PacTrust to complete the merger that First PacTrust receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the date the merger is completed, substantially to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the obligation of PBOC to complete the merger that PBOC receive an opinion from Katten, Muchin Rosenman LLP, dated the date the merger is completed, substantially to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Wachtell, Lipton, Rosen & Katz has delivered an opinion to First PacTrust to the same effect as the opinions described above. These opinions will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by First PacTrust and PBOC. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. Neither of the opinions described above will be binding on the Internal Revenue Service, which we refer to as the IRS. First PacTrust and PBOC have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Accordingly, based on the opinion delivered in connection herewith: Upon the exchange of its shares of PBOC common stock for a combination of First PacTrust common stock and cash (other than cash received in lieu of a fractional share of First PacTrust common stock), a U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the First PacTrust common stock received, minus the adjusted tax basis of the PBOC common stock surrendered in exchange therefor and (2) the amount of cash received by the holder. If a U.S. holder of PBOC common stock acquired different blocks of PBOC common stock at different times or different prices, the holder should consult its tax advisor regarding the manner in which gain or loss should be recognized. Any recognized gain generally will be long-term capital gain if, as of the date the merger is completed, the U.S. holder’s holding period with respect to the PBOC common stock surrendered exceeds one year. Long-term capital gains of certain non-corporate U.S. holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The aggregate tax basis of the First PacTrust common stock received (including any fractional shares deemed received and exchanged for cash) by a U.S. holder that exchanges its shares of PBOC common stock for a combination of First PacTrust common stock and cash will be equal to the aggregate adjusted tax basis of the shares of PBOC common stock surrendered, reduced by the amount of cash received by the holder (excluding any cash received in lieu of a fractional share of First PacTrust common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of a fractional share of First PacTrust common stock). The holding period of the First PacTrust common stock received (including any fractional share deemed received and exchanged for cash) will include the holding period of the PBOC common stock surrendered.

Cash Instead of Fractional Shares

A U.S. holder who receives cash instead of a fractional share of First PacTrust common stock will be treated as having received such fractional share pursuant to the merger and then as having received cash in exchange for such fractional shares. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the tax basis allocated to such fractional share of First PacTrust common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the date the merger is completed, the holding period for the fractional share (including the holding period for the shares of PBOC common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate U.S. holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%), unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

DESCRIPTION OF CAPITAL STOCK OF FIRST PACTRUST

As a result of the merger, PBOC shareholders who receive shares of First PacTrust common stock in the merger will become shareholders of First PacTrust. Your rights as shareholders of First PacTrust will be governed by Maryland law and the articles of incorporation and the amended and restated bylaws of First PacTrust. The following briefly summarizes the material terms of First PacTrust common stock and preferred stock. We urge you to read the applicable provisions of the Maryland General Corporation Law (which we refer to as the MGCL), First PacTrust’s articles of incorporation and bylaws and federal law governing bank holding companies carefully and in their entirety. Copies of First PacTrust’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

First PacTrust’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, of which 3,136,156 shares are classified as Class B Non-voting Common Stock, and 50,000,000 shares of preferred stock, par value $0.01 per share, of which 32,000 shares are classified as Senior Non-Cumulative Perpetual Preferred Stock, Series A. As of the record date, there were [    ] shares of First PacTrust common stock outstanding, excluding [    ] shares of Class B Nonvoting Common Stock outstanding, 32,000 shares of First PacTrust preferred stock outstanding and warrants to purchase [    ] shares of First PacTrust common stock outstanding.

Common Stock

Dividend Rights

First PacTrust can pay dividends if, as and when declared by First PacTrust’s board of directors, subject to compliance with limitations imposed by law. The holders of First PacTrust common stock will be entitled to receive and share equally in these dividends as they may be declared by First PacTrust’s board of directors out of funds legally available for such purpose. If First PacTrust issues additional preferred stock, the holders of such additional preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

Each holder of First PacTrust common stock other than Class B Non-Voting Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Directors will be elected by a plurality of the shares actually voting on the matter. Shares beneficially owned in excess of 10% of the issued and outstanding shares of common stock generally are considered “excess shares” and not entitled to be voted. If First PacTrust issues additional preferred stock, holders of such additional preferred stock may also possess voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of First PacTrust, whether voluntary or involuntary, the holders of First PacTrust common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, and payment or provision for payment of all required distributions with respect to outstanding shares of preferred stock, all of the assets of First PacTrust available for distribution. If additional preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights

Holders of the common stock of First PacTrust will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if First PacTrust issues more shares in the future. Therefore, if additional shares are issued by First PacTrust without the opportunity for existing shareholders to purchase more shares, a shareholder’s ownership interest in First PacTrust may be subject to dilution. The common stock is not subject to redemption.

For more information regarding the rights of holders of First PacTrust common stock, see “Comparison of Shareholders’ Rights.”

Preferred Stock

First PacTrust’s articles of incorporation permit First PacTrust’s board of directors to issue up to 50,000,000 shares of preferred stock in one or more series, with such designations, titles, voting powers, preferences and rights and such qualifications, limitations and restrictions as may be fixed by First PacTrust’s board of directors without any further action by First PacTrust shareholders. The issuance of preferred stock could adversely affect the rights of holders of common stock.

On August 30, 2011, in conjunction with the Small Business Lending Fund program of the United States Department of the Treasury, First PacTrust issued 32,000 shares of First PacTrust’s Senior Non-Cumulative Perpetual Preferred Stock, Series A to the United States Department of the Treasury.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, in addition to cash consideration, holders of PBOC common stock will receive shares of First PacTrust common stock in exchange for their shares of PBOC common stock. PBOC is organized under the laws of the State of California and First PacTrust is organized under the laws of the State of Maryland. The following is a summary of the material differences between (1) the current rights of PBOC shareholders under the CGCL and PBOC’s articles of incorporation and bylaws and (2) the current rights of First PacTrust shareholders under the MGCL and First PacTrust’s articles of incorporation and bylaws.

First PacTrust and PBOC believe that this summary describes the material differences between the rights of holders of First PacTrust common stock as of the date of this proxy statement/prospectus and the rights of holders of PBOC common stock as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of First PacTrust’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

First PacTrust

First PacTrust’s articles of incorporation authorize it to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which 3,136,156 shares are classified as Class B Nonvoting Common Stock, and 50,000,000 shares of preferred stock, par value $0.01 per share, of which 32,000 shares are classified as Senior Non Cumulative Perpetual Preferred Stock, Series A. As of the record date, there were [    ] shares of First PacTrust common stock outstanding, excluding [    ] shares of Class B Nonvoting Common Stock outstanding, 32,000 shares of First PacTrust preferred stock outstanding and warrants to purchase [    ] shares of First PacTrust common stock outstanding.

PBOC

PBOC’s articles of incorporation authorize PBOC to issue up to 20,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. As of the record date, there were [    ] shares of PBOC common stock outstanding and 10,000 shares of PBOC preferred stock outstanding.

Voting Limitations

First PacTrust

First PacTrust’s articles of incorporation generally prohibit any shareholder that beneficially owns more than 10% of the outstanding shares of First PacTrust common stock from voting shares in excess of this limit.

The MGCL contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more), approval of the control share acquisition by the corporation’s shareholders must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which First PacTrust has done pursuant to its articles of incorporation. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of First PacTrust common stock. Although not anticipated, First PacTrust could seek shareholder approval of an amendment to its articles of incorporation to eliminate the opt-out provision. See “—Amendments to Articles of Incorporation and Bylaws.”

PBOC

PBOC’s articles of incorporation and bylaws do not limit the number of shares held by a shareholder that may be voted by such shareholder.

Size of Board of Directors

First PacTrust

First PacTrust’s bylaws provide that its board of directors shall consist of a number of directors to be fixed from time to time by the approval of the board of directors to a number not exceeding fifteen and not less than the minimum number of directors permitted by the MGCL. First PacTrust’s board of directors currently has eight directors.

PBOC

PBOC’s bylaws provide that its authorized number of directors shall be between seven and thirteen with the exact number of directors to be fixed from time to time by the approval of the board of directors or by an amendment to the articles of incorporation or bylaws approved by the holders of a majority of the outstanding shares of PBOC common stock entitled to vote. PBOC’s board of directors currently is fixed at nine directors. So long as at least $25,000,000 of PBOC’s Series C preferred stock remain outstanding and if PBOC fails to pay dividends for six quarters, whether or not consecutive, the number of authorized directors shall be increased by two and the preferred shareholders shall have the right to elect the two directors at the next annual meeting.

Cumulative Voting

First PacTrust

First PacTrust shareholders do not have the right to cumulate their votes with respect to the election of directors.

PBOC

PBOC’s bylaws provide that PBOC shareholders may cumulate their votes in the election of directors, provided that such director candidate’s or candidates’ names have been placed in nomination prior to voting and such shareholder has given notice prior to the vote of the shareholder’s intention to cumulate his or her votes. If any shareholder has given such notice, all shareholders may cumulate their votes for nominated candidates. The candidates receiving the highest number of votes will be elected as directors.

Classes of Directors

First PacTrust

First PacTrust’s board of directors is divided into three classes, as nearly equal in number as reasonably possible, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires.

PBOC

PBOC does not have a classified board of directors, and all directors are elected annually.

Removal of Directors

First PacTrust

Directors may be removed, but only for cause, by the affirmative vote of holders of 80% of the combined voting power of the outstanding shares of First PacTrust capital stock entitled to vote in the election of directors, subject to the rights of any holders of preferred stock.

PBOC

PBOC’s bylaws provide that directors may be removed without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, except that no individual director may be removed when the votes cast against such director’s removal would be sufficient to elect that director if voted cumulatively at an election at which the same total number of votes cast were cast and all directors were then being elected.

Filling Vacancies on the Board of Directors

First PacTrust

First PacTrust’s articles of incorporation and bylaws provide that vacancies on First PacTrust’s board of directors and newly created directorships resulting from an increase in the number of directors may only be filled by a majority vote of the directors then in office, even if less than a quorum. Each director filling a vacancy will remain in office for the remainder of the unexpired term.

PBOC

Under PBOC’s bylaws, a vacancy on the board of directors may be filled by the remaining directors, or by the shareholders if such vacancy is not filled by the remaining directors, however a vacancy created by the removal of a director by the shareholders may be filled only by the shareholders.

Special Meetings of Shareholders

First PacTrust

Under First PacTrust’s bylaws, a special meeting of shareholders may be called by the President of First PacTrust, by the Chief Executive Officer of First PacTrust, by a majority of the whole board of directors (assuming no vacancies) or by written request of the holders of a majority of the shares entitled to vote at the meeting.

PBOC

Under PBOC’s bylaws, a special meeting of shareholders may be called by the board of directors, the Chairman of the board of directors, the Chief Executive Officer, the President or the holders of not less than 10% of the outstanding shares entitled to vote at such meeting.

Quorum

First PacTrust

Under First PacTrust’s bylaws, the presence in person or by proxy of holders of one-third of the votes entitled to vote at a meeting of First PacTrust shareholders constitutes a quorum for such meeting of shareholders. If a quorum is not present or represented at a meeting of shareholders, the chairman of the meeting or the holders of a majority of the shares entitled to vote at the meeting who are present or represented at the meeting may adjourn the meeting until a quorum is obtained.

PBOC

PBOC’s bylaws provide that a majority of the outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum at any meeting of PBOC shareholders. In the absence of a quorum, a majority of the shareholders represented at any meeting may adjourn the meeting from time to time.

Dividends

First PacTrust

First PacTrust’s bylaws provide that First PacTrust’s board of directors may declare a dividend at any meeting of the board unless such action would be prohibited by applicable law. Under Maryland law, which is the law of the state where First PacTrust is incorporated, First PacTrust may not declare a dividend if, after giving effect to such dividend, it would not be able to pay indebtedness as the indebtedness becomes due in its usual course of business or if its total assets would be less than the sum of its total liabilities. At any given time, First PacTrust may declare a dividend out of (1) its net earnings for the fiscal year in which the dividend is made, (2) its net earnings for the preceding fiscal year or (3) the sum of the net earnings for the preceding eight fiscal quarters.

PBOC

As a California state-chartered bank, the ability of PBOC to pay dividends is subject to restrictions set forth in the California Financial Code. Under the California Financial Code, PBOC may declare a cash dividend out of its net profits up to the lesser of its retained earnings or its net income for the last three fiscal years (less any distributions made to shareholders during such period), or, with the prior written approval of the Department of Financial Institutions, in an amount not exceeding the greater of (1) its retained earnings, (2) its net income for its last fiscal year, or (3) its net income for its current fiscal year. Additionally, PBOC may redeem its redeemable shares with the prior written approval of the Department of Financial Institutions. PBOC’s ability to pay dividends is limited, however, by the provisions of the PBOC preferred stock, which state that PBOC may only declare and pay a dividend on its common stock, or repurchase shares of any such class or series of common stock, if, after payment of such dividend or such repurchase, the dollar amount of its Tier 1 Capital met or exceeded a minimum threshold amount set forth in the provisions of the PBOC preferred stock, an amount we refer to as the tier 1 dividend threshold. The tier 1 dividend threshold is subject to reduction, beginning on the second anniversary of issuance of the PBOC preferred stock and ending on the tenth anniversary of such issuance, by 10% for each 1% increase in qualified small business loans over a certain baseline level set forth in the provisions of the PBOC preferred stock.

Shareholder Proposals

First PacTrust

First PacTrust’s bylaws provide that, for a shareholder proposal to be properly brought before an annual meeting, including any nomination or proposal relating to the nomination of a director to be elected to the board of directors, the shareholder must deliver written notice to First PacTrust’s secretary before the meeting. The notice must be received by the secretary not less than 90 days or more than 120 days before the anniversary date of the previous year’s annual meeting, unless the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, in which case the notice must be delivered not more than 120 days prior to such annual meeting and not less than (1) 90 days prior to such meeting or (2) the tenth day following the date on which notice of the date of the annual meeting was mailed or publicly announced. To be in proper written form, each notice must set forth (1) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (2) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of the shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (3) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of the shareholder and of the beneficial owner, if any; (B) the class and number of shares of stock of First PacTrust that are owned beneficially and of record by the shareholder and the beneficial owner, if any; and (C) a representation that the shareholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

PBOC

PBOC is not required to bring any shareholder proposals before its annual meeting. PBOC’s bylaws provide that nominations for directors, other than by the Board of Directors, may be made by any shareholder entitled to vote for the election of directors. Notice of a shareholders’ intention to make a nomination must be given in writing to the Chairman not less than 120 calendar days prior to the date the proxy materials for the previous year’s annual meeting were released to the shareholders; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the shareholder must be received by the Chairman not later than the close of business on the later of the 120th day prior to such annual meeting or 10 days after the date the notice of such meeting is first sent to shareholders. In no event shall the notice of an adjournment or postponement of an annual meeting commence a new time period for the giving of a shareholder’s notice. The bylaws contain specific requirements regarding what must be included in the notice and nominations for director not made in accordance with the bylaw requirements will be disregarded.

Notice of Shareholder Meetings

First PacTrust

First PacTrust’s bylaws provide that First PacTrust must give written notice between 10 and 90 days before any shareholder meeting to each shareholder entitled to vote at such meeting and to each other shareholder entitled to notice of the meeting. The notice must state the time and place of the meeting and, in the case of a special meeting, the purposes of the meeting.

PBOC

PBOC’s bylaws provide that PBOC must give written notice between 10 and 60 days before any shareholder meeting to each shareholder entitled to vote at such meeting. The notice shall state the place, date and hour, and, in the case of a special meeting, the general nature of the business to be transacted at the meeting, or, in the case of an annual meeting, the matters which the board intends to present for action by the shareholders, including the names of the nominees for director to be presented by management.

Anti-Takeover Provisions and Other Shareholder Protections

First PacTrust

The MGCL contains a business combination statute that prohibits a business combination between a corporation and an interested shareholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested shareholder first becomes an interested shareholder, unless the transaction has been approved by the board of directors before the interested shareholder became an interested shareholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested shareholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (A) 80% of the outstanding shares entitled to be cast and (B) two-thirds of the votes entitled to be cast other than shares owned by the interested shareholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. First PacTrust has opted-out of the Maryland business combination statute through a provision in its articles of incorporation.

However, under First PacTrust’s articles of incorporation, certain business combinations (for example, mergers, share exchanges, recapitalizations, significant asset sales and significant stock issuances) involving “interested shareholders” of First PacTrust require, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote in the election of directors, unless either (1) a majority of the disinterested directors have approved the business combination or (2) certain fair price and procedure requirements are satisfied. An “interested shareholder” means a person who is the beneficial owner of more than 10% of the voting power of the outstanding shares of stock entitled to vote in the election of directors or who is an affiliate of First PacTrust and at any time within the past two years was the beneficial owner of more than 10% of the voting power of the outstanding shares of stock entitled to vote in the election of directors.

PBOC

PBOC is not subject to comparable anti-takeover measures.

Limitation of Personal Liability of Officers and Directors

First PacTrust

First PacTrust’s articles of incorporation provide that officers and directors of First PacTrust will not be personally liable to First PacTrust or its shareholders for money damages, except to the extent (1) the person actually received an improper benefit, (2) a judgment is entered in a proceeding finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding or (3) to the extent otherwise required by the MGCL.

PBOC

PBOC’s articles of incorporation provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law.

Indemnification of Directors and Officers and Insurance

First PacTrust

First PacTrust’s articles of incorporation provide for the indemnification of current and former directors and officers to the fullest extent authorized by law and of employees and agents to such extent as authorized by the board of directors and permitted by law. First PacTrust may advance expenses to directors and officers, provided that it will be a defense to any action against First PacTrust for advancement of expenses that First PacTrust has not received an undertaking by or on behalf of such director or officer to repay an amount so advanced if it is ultimately determined that such director or officer has not met the standard of conduct necessary for indemnification and a written affirmation of such director or officer of his good faith belief that such standard has been met.

First PacTrust’s articles of incorporation provide that First PacTrust may maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not First PacTrust would have the power to indemnify such person against such liability under its articles of incorporation. First PacTrust maintains such insurance.

PBOC

PBOC’s articles of incorporation authorize PBOC to indemnify its agents in excess of the indemnification otherwise permitted by Section 317 of the CGCL subject only to the applicable limits set forth in Section 204 of the CGCL with respect to actions for breach of duty to PBOC and its shareholders and the requirements of federal law. PBOC’s bylaws further provide that PBOC may indemnify its current and former directors, employees, officers and agents to the fullest extent permitted by the CGCL. PBOC may advance expenses incurred in defending any proceeding for which indemnification is required prior to final disposition of the proceeding upon receipt of an undertaking by the indemnified party to repay such amount if it is ultimately determined that such party is not entitled to be indemnified.

Amendments to Articles of Incorporation and Bylaws

First PacTrust

First PacTrust’s articles of incorporation generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors. The amendment of certain provisions of the articles of incorporation, however, require the vote of the holders of at least 80% of the outstanding shares of stock entitled to vote in the election of directors. These include provisions relating to voting limitations on greater than 10% shareholders; the opt-out of the Maryland control share acquisition statute; the number, classification, election and removal of directors; certain business combinations with greater than 10% shareholders; indemnification of directors and officers; and amendments to the articles of incorporation and bylaws.

First PacTrust’s bylaws may be amended either by a majority of the whole board of directors (assuming no vacancies) or by a vote of the holders of at least 80% of the outstanding shares of stock entitled to vote in the election of directors.

PBOC

PBOC’s articles of incorporation may be amended in accordance with the provisions of the CGCL. The CGCL generally requires the approval of the board of directors and the approval of the majority of the outstanding shares entitled to vote, either before or after the approval by the board of directors. In addition, since PBOC is a California state-chartered bank, any amendment to its articles of incorporation is also subject to the approval of the California Department of Financial Institutions.

PBOC’s bylaws may be amended by a majority of the outstanding shares entitled to vote or of the board of directors, except that a bylaw changing the range within which the number of directors must be set may only be amended by the shareholders.

Action by Written Consent of the Shareholders

First PacTrust

Under First PacTrust’s bylaws, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if all of the shareholders entitled to vote at the meeting sign a written consent setting forth the action and all of the shareholders entitled to notice of the meeting but not entitled to vote at the meeting sign a written waiver of any right to dissent.

PBOC

Under PBOC’s bylaws, any action that may be taken at a meeting of shareholders may be taken without a meeting if holders of the outstanding shares required to take such action at a meeting at which all shares entitled to vote were present and voted sign a written consent setting forth such action. Directors may not be elected by written consent except by unanimous written consent of all shareholders entitled to vote, except that shareholders may elect a director to fill a vacancy on the board of directors (unless such vacancy was created by a removal of a director) by written consent of the holders of a majority of the outstanding shares entitled to vote.

Shareholder Rights Plan

Neither First PacTrust nor PBOC has a shareholder rights plan in effect.

Rights of Dissenting Shareholders

First PacTrust

The appraisal rights of First PacTrust shareholders are governed in accordance with the MGCL. Under Maryland law, a dissenting or objecting shareholder has the right to demand and receive payment of the fair value of the shareholder’s stock from a successor corporation if (1) the corporation consolidates or merges with another corporation; (2) the corporation’s stock is to be acquired in a share exchange; (3) the corporation transfers its assets in a transaction requiring approval of the corporation’s shareholders; (4) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the shareholder’s rights, unless the right to do so is reserved in the charter of the corporation; or (5) the transaction is subject to certain provisions of the Maryland Business Combination Act.

Maryland law provides that a shareholder may not demand the fair value of the shareholder’s stock and is bound by the terms of the transaction if, among other things, (1) the stock is listed on a national securities exchange on the record date for determining shareholders entitled to vote on the matter or, in certain mergers, the date notice is given or waived (except certain mergers where stock held by directors and executive officers is exchanged for merger consideration not available generally to shareholders); (2) the stock is that of the successor in the merger, unless either (A) the merger alters the contract rights of the stock as expressly set forth in the charter and the charter does not reserve the right to do so or (B) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; or (3) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting shareholder.

PBOC

Under the CGCL, if a merger is consummated and a shareholder of a California corporation elects to exercise dissenters’ rights by complying with the procedures set forth in the CGCL, that shareholder will be entitled to receive an amount equal to the fair market value of such shareholder’s shares. Fair market value will be determined as of the day before the public announcement of the merger.

In addition, a company will be required to purchase dissenting shares only if the following conditions exist:

•	the shareholder must have shares of common stock outstanding as of the record date of the shareholder’s meeting;

•	the shareholder must not vote the shares “FOR” the approval of the merger; and

•

the shareholder must make a written demand to have the corporation purchase those shares of common stock for cash at their fair market value. The demand must meet the requirements of the CGCL and must be received by the corporation or its transfer agent no later than 30 days after the date on which the corporation mails notice of approval of the merger to the shareholder.

See “The Merger—Dissenters’ Rights in the Merger.”

COMPARATIVE MARKET PRICES AND DIVIDENDS

First PacTrust common stock is quoted on the NASDAQ Global Market under the symbol “BANC,” and PBOC common stock is quoted on the OTC Bulletin Board under the symbol “PBCA.” The following table sets forth the high and low reported intra-day sales prices per share of First PacTrust common stock and PBOC common stock, and the cash dividends declared per share for the periods indicated.

	First PacTrust Common Stock						PBCA Common Stock
	High		Low		Dividend		High		Low		Dividend
2011
First Quarter	16.59		13.53		0.105		8.75		7.95		—
Second Quarter	16.61		13.93		0.11		8.70		8.15		—
Third Quarter	15.52		10.37		0.115		8.50		8.05		—
Fourth Quarter	13.21		10.09		0.12		10.00		8.10		—
2012
First Quarter	13.29		11.06		0.12		9.30		8.60		—
Second Quarter	12.47		10.29		0.12		10.50		9.20		—
Third Quarter	12.64		11.12		0.12		12.40		10.15		—
Fourth Quarter	12.58		11.03		0.12		12.20		11.50		—
2013
First Quarter	12.33		10.26		0.12		12.15		11.84		—
Second Quarter (through [ ], 2013)	[	]	[	]	[	]	[	]	[	]	[	]

On August 21, 2012, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of First PacTrust common stock as reported on the NASDAQ Global Market were $12.17 and $11.69, respectively. On [    ], 2013, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sales prices of shares of First PacTrust common stock as reported on the NASDAQ Global Market were $[    ] and $[    ], respectively.

On August 21, 2012, the last full trading day before the public announcement of the merger agreement, the high and low bid prices of shares of PBOC common stock as reported on the OTC Bulletin Board were $10.20 and $10.20, respectively. On [    ], 2013, the last practicable trading day before the date of this proxy statement/prospectus, the high and low bid prices of shares of PBOC common stock as reported on the OTC Bulletin Board were $[    ] and $[    ], respectively.

As of [    ], 2013, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately [    ] registered holders of First PacTrust common stock and approximately [    ] registered holders of PBOC common stock.

PBOC shareholders are advised to obtain current market quotations for First PacTrust common stock and PBOC common stock. The market price of First PacTrust common stock and PBOC common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of First PacTrust common stock or PBOC common stock before or after the effective date of the merger. Changes in the market price of First PacTrust common stock prior to the completion of the merger will affect the market value of the merger consideration that PBOC’s shareholders will receive upon completion of the merger.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT OF PBOC

Management knows of no person who beneficially owned more than 5% of the outstanding common stock of PBOC as of [            ], 2013, except for Richard M. Pachulski, who is a member of the PBOC Board of Directors; Scott I. Eisner (primarily as trustee for the trusts of the minor children of A. Stuart Rubin, a director of PBOC, and his brother, J. Nathan Rubin, as described in footnote 1 below); and Isaac M. Pachulski, who is the brother and business associate of Richard M. Pachulski. The following table furnishes information, as of [            ], 2013, regarding Scott I. Eisner and Isaac M. Pachulski:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Scott I. Eisner 21300 Victory Boulevard, Suite 520 Woodland Hills, California 91367	291,970[1]	7.54%
Common Stock	Isaac M. Pachulski 1901 Avenue of the Stars, 12th Floor Los Angeles, California 90067	344,000[2]	8.88%

The following table sets forth certain information as of [            ], 2013, with respect to the share ownership of the directors and named executive officers of PBOC, individually, and all directors and executive officers as a group (12 persons):

Title of Class	Name of Beneficial Owner[3]	Amount and Nature of Beneficial Ownership[4]	Percent of Class[5]
Common Stock	R. Todd Neilson Chairman of the Board	79,600[6]	2.04%
Common Stock	Melanie K. Cook Director	79,040[7]	2.03%
Common Stock	David R. Misch Chief Executive Officer and Director	43,160	1.11%
Common Stock	Richard M. Pachulski Director	209,340[8]	5.32%
Common Stock	A. Stuart Rubin Director	172,237[9]	4.42%
Common Stock	Larry Scherzer Director	43,500[10]	1.12%
Common Stock	Richard A. Smith President and Director	195,200[11]	4.86%
Common Stock	Bruce H. Spector Director	68,080[12]	1.74%
Common Stock	Gary S. Stiffelman Director	129,040[13]	3.31%
Common Stock	Suzanne A. Dondanville Executive Vice President and Chief Operations Officer	6,000[14]	0.15%
Common Stock	Joyce N. Kaneda Executive Vice President, Chief Financial Officer and Corporate Secretary	13,500	0.35%
Common Stock	Nick Zappia Executive Vice President	12,000[14]	0.31%
Common Stock	Directors and Executive Officers as a Group (12 persons)	1,050,697[15]	24.85%

1	Consists of 7,000 shares held by Mr. Eisner as Trustee of the Scott and Leslie Eisner Trust dated December 14, 1999; 164,000 shares held by the Nathan Rubin Children’s Trust dated December 21, 2001 (of which J. Nathan Rubin’s children are beneficiaries); and 120,970 shares held by the Stuart Rubin Children’s Trust dated December 21, 2001 (of which A. Stuart Rubin’s children are beneficiaries). Mr. Eisner serves as sole trustee of both Children’s trusts and has sole voting and investment power over the shares. 66,750 shares held by the Nathan Rubin Children’s Trust and 66,750 shares held by the Stuart Rubin Children’s Trust have been pledged as collateral to a bank.
2	Consists of 45,000 shares held as trustee of trusts for the benefit of Isaac M. Pachulski’s children, 161,500 shares (of which 66,750 shares are pledged as collateral to a bank) held indirectly by Isaac M. Pachulski for his own benefit, and 135,000 shares held as trustee of a trust for the benefit of Richard M. Pachulski’s (Isaac M. Pachulski’s brother and a director of PBOC) children, as to all of which Isaac M. Pachulski is the sole trustee with sole voting and investment power over the shares; and 2,500 shares held by Mr. Pachulski as Co-Trustee of the Phil and Jennie Pachulski Family Trust-Survivors Trust dated February 15, 2007, and as to which shares he has shared voting and investment power.
3	The business address for each of the directors and executive officers is 10100 Santa Monica Boulevard, Suite 2500, Los Angeles, California 90067.
4	Except as otherwise noted, may include shares held by or with such person’s spouse (except where legally separated) and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); shares held in “street name” for the benefit of such person; or shares held in an Individual Retirement Account or pension plan as to which such person is the sole beneficiary and has pass-through voting rights and investment power.
5	This percentage is based on the total number of shares of PBOC’s common stock outstanding, plus, for each person or group, as applicable, the number of PBOC option shares which are vested or will vest within 60 days of [ ], 2013 pursuant to PBOC’s Stock Incentive Plan.
6	Includes 28,800 shares issuable upon the exercise of vested PBOC options.
7	Represents 50,000 shares held by Ms. Cook as Trustee of the Melanie Cook and William A.P. Woods Jr. Family Trust dated October 4, 2011 and 29,040 shares issuable upon the exercise of vested PBOC options.
8	Represents 144,000 shares held by Mr. Pachulski as Trustee of the Richard and Dana Pachulski Living Trust dated September 30, 2003, of which 67,500 shares are pledged as collateral to a bank, and 65,340 shares issuable upon the exercise of vested PBOC options.
9	Represents 120,597 shares held by Mr. Rubin as Trustee of the Stuart and Annette Rubin Family Trust dated November 4, 2003, 27,600 shares held by the RP Realty Partners 401(K) Plan, of which Mr. Rubin is the beneficiary, and 24,040 shares issuable upon the exercise of vested PBOC options.
10	Represents 17,200 shares held by Mr. Scherzer as Trustee of the Carole V. Scherzer and Larry S. Scherzer Living Trust dated March 19, 1991, 1,000 shares held in the Carole V. Scherzer Individual Retirement Account, 20,300 shares held in the Larry S. Scherzer Individual Retirement Account, and 5,000 shares issuable upon the exercise of vested PBOC options.
11	Includes 10,000 shares held by Mr. Smith in the Richard A. Smith Individual Retirement Account, 13,334 PBOC restricted shares and 145,200 shares issuable upon the exercise of vested PBOC options.
12	Includes 29,040 shares issuable upon the exercise of vested PBOC options.
13	Represents 100,000 shares held by Mr. Stiffelman as Trustee of the Stiffelman Family Trust dated July 3, 1991 and 29,040 shares issuable upon the exercise of vested PBOC options.
14	Represents PBOC restricted shares.
15	Includes 31,334 PBOC restricted shares and 355,500 shares issuable upon the exercise of vested PBOC options.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF PBOC

This discussion presents the analysis of PBOC’s financial condition and results of operations as of and for each of years in the two-year period ended December 31, 2012. This discussion is designed to provide a more comprehensive review of the operating results and financial position of PBOC than could be obtained from an examination of the financial statements alone and should be read in conjunction with the financial statements of PBOC and the notes related thereto which have been filed by First PacTrust with the SEC and are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended, including PBOC’s expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included or incorporated by reference in this proxy statement/prospectus are based on information available to PBOC as of the date of this proxy statement/prospectus and PBOC assumes no obligation to update any such forward-looking statements. It is important to note that PBOC’s actual results could materially differ from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements include fluctuations in interest rates, inflation, government regulations, economic conditions and competitive product and pricing pressures in the geographic and business areas in which PBOC conducts its operations.

General

PBOC commenced operations on October 24, 2005 as a California-chartered commercial bank. PBOC is a member of the Federal Deposit Insurance Corporation (“FDIC”) and is subject to the regulations of and periodic examinations by the California Department of Financial Institutions and the FDIC, its primary regulators.

PBOC provides a wide range of financial services, including credit and deposit products as well as cash management services, from its headquarters located in the Century City area of Los Angeles, California as well as full-service branches in Hollywood and Orange County and a loan production office in downtown Los Angeles. PBOC’s target clients include high net worth and high income individuals, business professionals and their professional service firms, business owners, entertainment service businesses and non-profit organizations.

PBOC’s primary source of income is from the interest earned on loans and investment securities and its primary expenses are interest paid on deposits and salaries and employee benefits.

At December 31, 2012, PBOC had $712 million in total assets, $367 million in net loans, $582 million in total deposits and $52 million in total shareholders’ equity.

For the year ended December 31, 2012, net income available to common shareholders totaled $2,139,000 or $0.54 per diluted share, compared to net income of $1,521,000 or $0.40 per diluted share, for the same period in the prior year. The increase in net income available to common shareholders for the year ended December 31, 2012 was primarily due to an increase of $137 million in average interest-earning assets, from $489 million in 2011 to $626 million in 2012. PBOC recorded a provision for credit losses of $1,367,000 and $1,550,000 for the years ended December 31, 2012 and 2011, respectively, primarily related to loan growth.

The annualized return on average total assets was .34% and .38% for 2012 and 2011, respectively. The annualized return on average total shareholders’ equity was 4.36% and 4.44% for 2012 and 2011, respectively.

Critical Accounting Policies

PBOC’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing practices in the banking industry. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred.

Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for credit losses. PBOC’s methodology to determine its allowance for credit losses incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date taking into account the characteristics of the loan portfolio, current economic conditions and historical credit loss experience. Although management believes that the level of the allowance as of December 31, 2012 is adequate to absorb losses inherent in PBOC’s loan portfolio, a decline in the local economy or other adverse factors may result in increasing losses that cannot be reasonably predicted at this time. See “—Financial Condition” below.

Results of Operations

Net Interest Income

PBOC’s earnings depend largely upon its net interest income, which is the difference between the income received from its loan portfolio, securities portfolio and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. PBOC’s net interest income is affected by changes in the level and mix of interest-earning assets and interest-bearing liabilities (“volume changes”). PBOC’s net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities (“rate changes”). Interest rates charged on PBOC’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond PBOC’s control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Federal Reserve Board. Interest rates on deposits are affected primarily by rates charged by competitors.

For the year ended December 31, 2012, net interest income totaled $17,772,000 compared to $15,193,000 for the year ended December 31, 2011, a year-over-year increase of $2,579,000 or 17%. This increase in net interest income is attributable to a $2,648,000 increase in total interest income and a $69,000 increase in total interest expense.

Total interest income increased $2,648,000 or 16% for the year ended December 31, 2012 compared with the same period in 2011, primarily due to a higher volume of average interest-earning assets, which increased from $489 million in 2011 to $626 million in 2012. The increase was impacted by a lower yield on average interest-earning assets of 3.11% for the year ended December 31, 2012 compared to 3.45% for the same period in the prior year. The noted yield decrease primarily reflects lower yields on loans and securities available-for-sale consistent with a declining interest rate environment.

Total interest expense increased $69,000 or 4% for the year ended December 31, 2012 compared with the same period in 2011, primarily because of a higher volume of average interest-bearing liabilities, particularly money market accounts and time certificates of deposit. The resulting increase in interest expense was tempered by the decline in the rate paid on average interest-bearing liabilities from .59% for the year ended December 31, 2011 to .50% for the year ended December 31, 2012.

Net Interest Margin and Net Interest Spread

Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. PBOC’s net interest margin was 2.84% for the year ended December 31, 2012, compared to 3.11% for the same period in 2011. The decrease in the net interest margin from 2011 to 2012 primarily reflects higher average loans and securities available-for-sale balances at lower yields that was partially offset by higher average interest-earning assets as a percentage of average interest-bearing liabilities.

The difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities is the net interest spread. The net interest spread is an indication of PBOC’s ability to manage yields earned on loans and securities available-for-sale and rates paid on deposits and borrowings. The net interest spread was 2.61% and 2.86% for the years ended December 31, 2012 and 2011, respectively. The decline from 2011 to 2012 is attributable to a .34% decrease in the yield on average total interest-earning assets that was partially offset by a .09% decrease in the cost of average total interest-bearing liabilities.

The yield on average total interest-earning assets declined from 3.45% for the year ended December 31, 2011 to 3.11% for the same period in 2012 as yields on average loans and securities available-for-sale decreased .27% and .45%, respectively. Loans as a percentage of average total interest-earning assets remained constant at 51% in 2012 and 2011.

The cost of average total interest-bearing liabilities decreased from .59% for the year ended December 31, 2011 to .50% for the same period in 2012. The noted decrease is primarily due to a .19% decline in money market and savings deposit rates that was partially offset by a .04% net increase in time certificates of deposit rates due to the restructuring of brokered deposits issued for interest rate risk management purposes.

The following tables show PBOC’s average balances of assets, liabilities and shareholders’ equity; the amount of interest income and interest expense; the average yield or rate for categories of interest-earning assets and interest-bearing liabilities; and the net interest margin and net interest spread for the indicated periods:

	Distribution, Yield and Rate Analysis of Net Interest Income For the Year Ended December 31, ($ in thousands)
	2012			2011
	Average Balance	Interest Income or Expense	Average Yield or Rate	Average Balance	Interest Income or Expense	Average Yield or Rate
Assets:
Interest-earning assets:
Net loans(1)	$317,802	$13,616	4.28%	$250,917	$11,412	4.55%
Securities available-for-sale	296,974	5,825	1.96%	223,729	5,399	2.41%
Other interest-earning assets	11,320	60	0.53%	14,155	42	0.30%

Total interest-earning assets	626,096	19,501	3.11%	488,801	16,853	3.45%

Noninterest-earning assets	35,309			30,218

Total assets	661,405			$519,019

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$21,759	$17	0.08%	$22,096	$36	0.16%
Money market and savings deposits	199,315	643	0.32%	163,031	824	0.51%
Time certificates of deposit	80,510	957	1.19%	62,854	720	1.15%

Total interest-bearing deposits	301,584	1,617	0.54%	247,981	1,580	0.64%
Other borrowings	47,224	112	0.24%	34,808	80	0.23%

Total interest-bearing liabilities	348,808	1,729	0.50%	282,789	1,660	0.59%

Noninterest-bearing liabilities:
Demand deposits	259,338			190,142
Other liabilities	1,940			1,885

Total noninterest-bearing liabilities	261,278			192,027

Total liabilities	610,086			474,816
Shareholders’ equity	51,319			44,203

Total liabilities and shareholders’ equity	$661,405			$519,019

Net interest income		$17,772			$15,193

Net interest spread(2)			2.61%			2.86%
Net interest margin(3)			2.84%			3.11%
Average interest-earning assets as a percentage of average interest-bearing liabilities			179.50%			172.85%

Notes:

(1)	Loans are net of the allowance for credit losses and net deferred loan fees/costs. Unamortized net deferred loan fees were $104,000 and $57,000 at December 31, 2012 and 2011, respectively.
(2)	Weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities for the indicated period.
(3)	Net interest income as an annualized percentage of average interest-earning assets.

The following table sets forth the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities, respectively, and the amount of change attributable to changes in average daily balances (“volume” changes) and changes in interest rates (“rate” changes):

	Year Ended December 31, 2012 vs. 2011 Increases (Decreases) Due to Change In:
	($ in thousands)
	Volume	Rate	Rate/ Volume	# of Days	Total
Increase (decrease) in interest income:
Loans, net (1)	$3,213	$(822)	$(218)	$31	$2,204
Securities available-for-sale	1,767	(1,023)	(333)	15	426
Other interest-earning assets	(9)	22	5	—	18

Total	4,971	(1,823)	(546)	46	2,648

(Increase) decrease in interest expense:
Interest-bearing demand deposits	1	18	—	—	19
Savings and money market deposits	(184)	300	67	(2)	181
Time certificates of deposit	(202)	(25)	(8)	(2)	(237)
Other borrowings	(29)	(2)	—	(1)	(32)

Total	(414)	291	59	(5)	(69)

Total change in net interest income	$4,557	$(1,532)	$(487)	$41	$2,579

Note:

(1)	Loans are net of unamortized net deferred fees/costs. Amortized loan fees and costs have been included in the calculation of net interest income. Net loan fees (costs) totaled ($37,000) and $46,000 for the years ended December 31, 2012 and 2011, respectively. Nonaccrual loans are included in the table for computation purposes, but foregone interest related to such loans has been excluded.

Provision for Credit Losses

PBOC accounts for credit risk associated with lending activities through its allowance for credit losses and provision for credit losses. The provision for credit losses is the expense recognized in the statement of income to adjust the allowance for credit losses to the level deemed appropriate by management based upon application of PBOC’s allowance methodology procedures. Specifically identifiable and quantifiable losses are immediately charged-off against the allowance for credit losses. The procedures for monitoring the adequacy of the allowance for credit losses, as well as detailed information about the allowance itself, are included below. See “—Allowance for Credit Losses” below.

PBOC recorded a provision for credit losses of $1,367,000 for the year ended December 31, 2012, compared to $1,550,000 for the same period in 2011. The provision for credit losses reflects the impact of management’s continuing assessment of the credit quality of PBOC’s loan portfolio, which is affected by a variety of factors including the size and composition of the loan portfolio, information about specific borrower situations, estimated collateral values and general economic factors.

Noninterest Income

Total noninterest income was $2,286,000 for the year ended December 31, 2012, an increase of $1,146,000 from $1,140,000 for the same period in 2011. The increase primarily reflects an increase of gains from the sale of securities available-for-sale totaling $1,886,000 in 2012 compared to $977,000 in 2011.

Noninterest Expense

Total noninterest expense, which is comprised of salaries and employee benefits, occupancy and other operating expenses, was $16,277,000 for the year ended December 31, 2012. This represents an increase of $3,457,000 or 27% from $12,820,000 for the year ended December 31, 2011.

Salaries and employee benefits, which increased $2,366,000 or 29% to $10,632,000 for the year ended December 31, 2012 from $8,266,000 for the same period in the prior year, accounts for 68% of the increase in total noninterest expense. This increase primarily reflects salary expense increases attributable to the increase in the number of full-time equivalent (“FTE”) employees from 68 at December 31, 2011 to 83 at December 31, 2012, as PBOC added staff in a new Orange County office, as well as in the areas of operations, risk management, credit and compliance in order to handle increased actual and projected volume of business in loans and deposits.

Noninterest expense as a percentage of average total interest-earning assets improved slightly to 2.60% for the year ended December 31, 2012 from 2.62% for the same period in the prior year. The efficiency ratio, defined as total noninterest expense as a percentage of the sum of net interest income and total noninterest income excluding net gains on security sales (“total revenues”), increased from 83% for the year ended December 31, 2011 to 90% for the year ended December 31, 2012.

The following table sets forth the major components of noninterest expense:

	For the Year Ended December 31, ($ in thousands)
	2012		2011
	Amount	Percent of Total	Amount	Percent of Total
Salaries and employee benefits	$10,632	65%	$8,266	64%
Occupancy and fixed assets	1,766	11%	1,409	11%
Legal and other professional fees	760	5%	636	5%
Data processing	623	4%	454	4%
Board of Director fees and expenses	202	1%	217	2%
FDIC and DFI assessments	513	3%	434	3%
Printing, stationery and supplies	130	1%	140	1%
Client-related services and costs	575	3%	396	3%
Other	1,076	7%	868	7%

Total noninterest expense	$16,277	100%	$12,820	100%

As a percentage of average total interest-earning assets		2.60%		2.62%

Efficiency ratio		89.57%		83.49%

Provision for Income Taxes

PBOC’s effective tax rate reflected in the provision for income taxes for the years ended December 31, 2012 and 2011, was 7.2% and .1%, respectively, and is lower than the combined statutory rate of 41.15%.

The lower-than-expected effective tax rate for both years is primarily attributable to state and municipal bond interest income as well as utilization of the valuation allowance for deferred taxes.

Market Risk/Interest Rate Risk Management

Market risk is the risk of loss from adverse changes in market prices or rates. PBOC’s market risk arises primarily from interest rate risk inherent in its lending, investment and deposit-taking activities. PBOC’s profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact PBOC’s earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate exposure.

Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is PBOC’s objective to control risks associated with interest rate movements within tolerances approved by its Board of Directors. In general, management’s strategy is to match asset and liability balances within maturity and repricing categories to limit PBOC’s exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time.

Interest Rate Risk

Interest rate risk is inherent in financial institutions and financial services companies. Interest rate risk results from assets and liabilities maturing or repricing at different times, from assets and liabilities repricing at the same time but in different amounts or from short-term and long-term interest rates changing by different amounts. Generally speaking, the rates of interest that PBOC earns on its assets, and pays on its liabilities, are established contractually for specified periods of time. Market interest rates change over time and if a financial institution cannot quickly adapt to interest rate changes, it may be exposed to volatility in earnings. For instance, if PBOC were to fund long-term fixed rate assets with short-term variable rate deposits and interest rates were to rise over the term of the assets, the short-term variable rate deposits would rise in cost and adversely affect net interest income. Similar risks exist when rate sensitive assets (for example, prime rate-based loans) are funded by longer-term fixed rate liabilities in a falling interest rate environment.

To manage its interest risk, PBOC uses two primary measurement processes on a quarterly basis to quantify and manage exposure to interest rate risk: net interest income and net income simulations and economic value of equity analyses. Net interest income and net income simulations are used to identify the direction and severity of interest rate risk exposure over a 12-and 24-month forecast horizon. Economic value of equity analyses are used to estimate the price sensitivity of shareholders’ equity to changes in interest rates.

PBOC also uses gap analysis to provide insight into mismatches of asset and liability cash flows. The interest rate sensitivity gap is determined by subtracting the amount of liabilities from the amount of assets that reprice during a particular time interval. A liability-sensitive position results when more assets than liabilities reprice within a given period. Conversely, an asset-sensitive position results when more assets than liabilities reprice within a given period.

As of December 31, 2012, PBOC was neutral or asset sensitive at measured time horizons, with a negative cumulative one-year gap of $17 million or 2% of total assets and a positive cumulative five-year gap of $166 million or 23% of total assets. As more of its assets than liabilities will reprice over a five-year horizon, PBOC will realize higher net interest income in a rising rate environment and lower net interest income in a falling interest rate environment with all other conditions remaining constant.

The following table sets forth the interest rate sensitivity of PBOC’s interest-earning assets and interest-bearing liabilities as of December 31, 2012 using the interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual repricing patterns may differ from contractual repricing patterns.

	As of December 31, 2012 Amounts Subject to Repricing: ($ in thousands)
	Within Three Months	After Three Months But Within One Year	After One Year But Within First Years	After Five Years	Non-Rate Sensitive	Total
Assets:
Cash and cash equivalents	$1,003	$—	$—	$—	$33,708	$34,711
Interest-bearing time deposits in other banks	—	2,235	—	—	—	2,235
Securities available-for-sale	17,160	53,027	142,624	81,223	5,007	299,041
Loans, net	250,075	24,005	68,839	24,437	47	367,403
Other assets	—	—	—	—	9,020	9,020

Total assets	$268,238	79,267	211,463	105,660	47,782	712,410

Liabilities and shareholders equity:
Demand deposits	$—	$—	$—	$—	$260,309	$260,309
Interest-bearing demand deposits	2,912	—	11,643	14,552		29,107
Savings and money market deposits	200,865	—	—	—	—	200,865
Time deposits	53,242	32,292	6, 747	—	(460)	91,821
Other borrowings	75,409	—	—	—	—	75,409
Noninterest-bearing liabilities and shareholders’ equity	—	—	10,000	—	44, 899	54, 899

Total liabilities and shareholders’ equity	$332,428	$32,292	$28,390	$14,552	$304,748	$712,410

Interest rate sensitivity gap	$(64,190)	$46,975	$183,073	$91,108
Cumulative interest rate sensitivity gap	$(64,190)	$(17,215)	$165,858	$256,966
As a percentage of total assets:
Interest rate sensitivity gap	(9.01%)	6.59%	25.70%	12.79%
Cumulative interest rate sensitivity gap	(9.01%)	(2.42%)	23.28%	36.07%

Liquidity and Capital Resources

Liquidity

Liquidity is PBOC’s ability to maintain sufficient cash flow to meet obligations as they come due, fund loan demand and take advantage of investment opportunities as they arise. Changes in liquidity can be anticipated or unanticipated. PBOC actively manages its liquidity on a daily basis because adequate liquidity is essential to address balance sheet fluctuations without causing undue rise in cost, risk or disruption to normal operating conditions. In addition, the Asset-Liability Management Committee and the Board of Directors periodically reviews PBOC’s liquidity position.

PBOC’s principal sources of liquidity have been deposit growth and principal and interest payments on loans and securities available-for-sale. To supplement these primary sources of liquidity, PBOC maintains contingent funding sources, which include unsecured overnight borrowing lines of credit totaling $9,000,000 with two of its correspondent banks and secured borrowing facilities at the Federal Home Loan Bank of San Francisco (“FHLBSF”) and the Federal Reserve Bank of San Francisco (“FRBSF”). At December 31, 2012, PBOC had a borrowing capacity of $75 million and $111 million at the FHLBSF and FRBSF, respectively.

At December 31, 2012, PBOC had outstanding FHLBSF advances totaling $75 million, maturing at various dates through January 2013 at a weighted average interest rate of .26%.

Capital Resources

Total shareholders’ equity was $52 million at December 31, 2012, compared to $49 million at December 31, 2011. The primary reasons for the noted increase in total shareholders’ equity have been net income, increase in the unrealized gain on securities available–for–sale and activities related to stock-based compensation.

In connection with its participation in the Small Business Lending Fund (“SBLF”) program of the United States Department of Treasury (“Treasury”), PBOC issued 10,000 shares of Variable Rate Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”) and received $10 million from Treasury on September 1, 2011. Some of the Series C Preferred Stock proceeds were used to simultaneously liquidate Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A and B, previously issued Treasury in connection with the Treasury’s Capital Purchase Program for the redemption value of $5.7 million.

The Series C Preferred Stock shares qualify as Tier 1 capital and pay quarterly dividends at a variable annual rate that can range from 1% to 9%. Based upon its SBLF qualified lending results through December 31, 2012, PBOC of California has qualified for the 1% dividend rate. For the years ended December 31, 2012 and 2011, SBLF dividends paid totaled $100,000 and $33,000, respectively.

Management is committed to maintaining capital at a level to assure shareholders, customers and regulators that PBOC is financially sound and able to support its growth from its retained earnings. PBOC is subject to risk-based capital regulations adopted by the federal banking regulators. These guidelines are used to evaluate capital adequacy and are based on an institution’s asset risk profile and off-balance sheet exposures. The risk-based capital guidelines assign risk weightings to assets both on—and off-balance sheet and place increased emphasis on common equity in the capital structure. According to the regulations, institutions whose Tier 1 risk-based capital ratio, total risk-based capital ratio and leverage ratio meet or exceed 6%, 10% and 5%, respectively, are generally deemed to be “well-capitalized”. Based on these guidelines, PBOC’s Tier 1 and total risk-based capital ratios at December 31, 2012 were 12.83% and 14.08%, compared to 14.54% and 15.80% at December 31, 2011, respectively. PBOC’s leverage ratio was 7.06% at December 31, 2012, compared to 8.01% at December 31, 2011. All of PBOC’s capital ratios were above the minimum regulatory requirements for a “well-capitalized” institution.

Contractual Obligations

As of December 31, 2012, PBOC had contractual obligations for the following payments, by type and period due:

	Contractual Obligations - Payments Due by Period: ($ in thousands)
	Total	One Year or Less	Over One Through Three Years	Over Three Years Through Five Years	Over Five Years
FHLBSF advances	$75,409	$75,409	$—	$—	$—
Operating lease obligations	2,926	962	1,611	202	151

Impact of Inflation

The impact of inflation on a financial institution differs significantly from such impact on other companies. Banks, as financial intermediaries, have assets and liabilities that tend to move in concert with inflation both as to interest rates, yields and value. A bank can reduce the impact of inflation if it can manage its interest rate sensitivity gap. PBOC attempts to structure its mix of financial instruments and manage its interest rate risk sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and therefore its earnings and capital. See “—Interest Rate Risk.” Inflation has been moderate in recent years and has had little or no effect on the financial condition and results of operations of PBOC during the periods covered in this proxy statement/prospectus.

Financial Condition

Summary

PBOC has experienced significant growth in total assets, loans, securities available-for-sale and deposits during the periods covered by this proxy statement/prospectus, which it attributes to continued growth of its core business in the West Los Angeles market as well as its expansion into the Hollywood, Downtown Los Angeles and Orange County markets.

Total assets were $712 million at December 31, 2012, compared to $597 million at December 31, 2011, representing a 19% increase.

Total net loans were $367 million at December 31, 2012, compared to $296 million at December 31, 2011, representing a 24% increase.

Total securities available-for-sale were $299 million at December 31, 2012, compared to $267 million at December 31, 2011, representing a 12% increase.

Total deposits were $582 million at December 31, 2012, compared to $497 million at December 31, 2011, representing a 17% increase.

Loans

The loan portfolio represents the largest single portion of PBOC’s total assets, greater than any other asset category on the balance sheet as of December 31, 2012 and 2011. The quality and diversification of its loan portfolio are important considerations when reviewing PBOC’s results of operations.

At December 31, 2012, total loans outstanding were $374 million, compared to $302 million at December 31, 2011, representing an increase of 24% and primarily reflecting growth of real estate secured loans from PBOC’s lending business units in Century City, Downtown Los Angeles and Hollywood.

The following table sets forth the composition of PBOC’s loan portfolio as of the dates indicated:

	As of December 31, ($ in thousands)
	2012		2011
	Amount	Percent of Total	Amount	Percent of Total
Commercial	$136,272	36.43%	$116,252	38.51%
Real estate:
Home equity lines of credit	66,009	17.65%	58,108	19.25%
Other residential	30,583	8.18%	24,442	8.10%
Commercial	105,606	28.23%	84,150	27.88%
Acquisition, development and construction	20,242	5.41%	13,894	4.60%
Consumer and other	15,327	4.10%	5,020	1.66%

Total gross loans	374,039	100.00%	301,866	100.00%

Net deferred loan fees	(104)		(57)

Total loans	373,935		301,809
Less allowance for credit losses	(6,532)		(5,322)

Loans, net	$367,403		$296,487

Commitments

In the ordinary course of business, PBOC will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of PBOC to its customers which is not represented in any form in the balance sheet. These commitments include, to varying degrees, elements of credit and interest rate risk not recognized in PBOC’s financial statements.

The effect on PBOC’s revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will ever be used.

At both December 31, 2012 and 2011, PBOC had undisbursed loan commitments outstanding of $112 million, whose contractual amounts represent credit risk.

Loan Maturities and Sensitivity to Changes in Interest Rates

The following table shows the maturity distribution of PBOC’s outstanding loans as of December 31, 2012. The loan amounts are based on contractual maturities although borrowers may have the ability to prepay. In addition, the table includes nonaccrual loans of $6 million and excludes net deferred loan fees totaling $104,000.

	As of December 31, ($ in thousands)
	Within One Year	After One But Within Five Years	After Five Years	Total
Maturities:
Commercial and industrial	$86,979	$36,437	$12,856	$136,272
Real estate:
Home equity lines of credit	401	42,623	22,985	66,009
Other residential	2,578	26,508	1, 497	30,583
Commercial	128	61,817	43,661	105,606
Acquisition, development and construction	14,983	5,259	—	20,242
Consumer and other	12,249	3,078	—	15,327

Total gross loans before net deferred loan fees	$117,318	$175,722	$80,999	$374,039

Repricing:
Loans with variable (floating) interest rates	$167,576	$3,290	$—	$170,866
Loans with predetermined (fixed) interest rates	58,791	86,662	57,720	203,173

	$226,367	$89,952	$57,720	$374,039

Nonperforming Assets

Nonperforming assets are comprised of loans on nonaccrual status, loans past due 90 days or more but not on nonaccrual status, loans restructured where the terms of repayment have been renegotiated resulting in a reduction of deferral of interest or principal and other real estate owned (“OREO”). Management generally places loans on nonaccrual status when they become 90 days past due, unless they are both fully secured and in the process of collection. Loans may be restructured by management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms and where PBOC believes the borrower will eventually overcome these circumstances to repay the loan in full. OREO consists of real property acquired through foreclosure or similar means that management intends to offer for sale.

Management’s classification of a loan as nonaccrual or restructured is an indication that there is reasonable doubt as to the full collectability of principal or interest on the loan. At this point, PBOC stops recognizing income from the interest on the loan and reverses any uncollected interest that has been accrued but unpaid. If the loan deteriorates further due to a borrower’s bankruptcy or similar financial problems, unsuccessful collection efforts or a loss classification by regulators or auditors, the remaining balance of the loan is then charged-off. These loans may or may not be collateralized, but collection efforts are continuously pursued.

Nonperforming loans, comprised of nonaccrual loans, loans past due 90 days or more and restructured loans, as a percentage of total loans were 1.73% and .92% at December 31, 2012 and 2011, respectively. PBOC had no OREO for any of the reported periods.

The following table provides information with respect to the components of PBOC’s nonperforming assets as of the dates indicated:

	As of December 31, ($ in thousands)
	2012	2011
Nonaccrual loans:
Commercial	$—	$1,050
Real Estate - other residential	—	1,733

Total	—	2,783
Restructured loans on nonaccrual status (1):
Commercial	95	—
Real Estate:
Home equity lines of credit	1,658	—
Other residential	392	—
Acquisition, development and construction	4,311	—

Total	6,456	—

Loans past due 90 days or more and still accruing	—	—
Total nonperforming loans	6,456	2,783

Other real estate owned	—	—
Total nonperforming assets	$6,456	$2,783
Nonperforming loans as a percentage of total loans(2)	1.73%	0.92%
Allowance for credit losses as a percentage of nonperforming loans	101.18%	191.23%

(1)	A “restructured loan” is a loan whose terms were renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower.
(2)	Total loans are gross of the allowance for credit losses and net of deferred fees.

Allowance for Credit Losses

The allowance for credit losses reflects management’s judgment of the level of allowance adequate to provide for probable losses inherent in the loan portfolio. On a quarterly basis, management assesses the overall adequacy of the allowance for credit losses utilizing a methodology which includes an individual analysis of specific categories of loans, specific categories of classified loans and individual classified loans. The adequacy of the allowance for credit losses is determinable only on an approximate basis since estimates as to the magnitude and timing of loan losses are not probable because of the impact of external events.

Evaluation of the adequacy of the allowance for credit losses is based upon relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy and credit documentation as well as an amount for other factors that, in management’s judgment, deserve recognition in estimating possible loan losses. These factors include, but are not limited to, historical charge-offs, estimated future losses on all significant loans, credit concentrations, certain classes or composition of loan, trends in the portfolio, delinquencies and nonaccruals, economic factors and the experience of management.

The allowance for credit losses is established through a provision for credit losses charged to expense. Loan losses are charged against the allowance when management believes that the collectability of principal is unlikely. Subsequent recoveries of charged-off amounts are credited to the allowance for credit losses.

The table below summarizes the activity in PBOC’s allowance for credit losses for the periods indicated:

	December 31, ($ in thousands)
	2012	2011
Balances:
Average total loans outstanding during period	$323,614	$255,206
Total loans outstanding at the end of period	373,935	301,809
Allowance for credit losses:
Beginning of the year	$5,322	$3,872
Charge-offs:
Commercial	215	39
Real estate	—	158
Consumer and other	45	—

Total charge-offs	260	197
Recoveries:
Commercial	73	92
Real estate	28	3
Consumer and other	2	2

Total recoveries	103	97

Net charge-offs	157	100
Provision for credit losses	1,367	1,550

Balance at the end of period	$6,532	$5,322

Selected Ratios:
Net loan charge-offs as a percentage of:
Average total loans	0.05%	0.04%
Total loans at end of period	0.04%	0.03%
Provision for credit losses	11.49%	6.45%
Allowance for credit losses as a percentage of:
Average total loans	2.02%	2.09%
Total loans at end of period	1.75%	1.76%
Total nonperforming loans at end of period	101.18%	191.23%

PBOC recorded a provision for credit losses of $1,367,000 and $1,550,000 for the years ended December 31, 2012 and 2011, respectively. The provision for credit losses was primarily related to loan growth in 2012 and 2011. PBOC had net charge-offs of $157,000 and $100,000 for the years ended December 31, 2012 and 2011, respectively.

Management is committed to maintaining the allowance for credit losses at a level that is considered to be commensurate with estimated and known risks in the loan portfolio. As of December 31, 2012, management believed that the allowance for credit losses of $6.5 million was adequate based on its assessment of such factors.

However, no assurance can be given that economic conditions which adversely affect PBOC’s service areas or other circumstances will result in increased provisions for credit losses or loan losses in the future.

The following table provides a breakdown of the allowance for credit losses by category as of the dates indicated:

	As of December 31, ($ in thousands)
	2012		2011
	Amount	% of Loans in Category to Total Gross Loans	Amount	% of Loans in Category to Total Gross Loans
Commercial	$2,049	36.43%	$1,925	38.51%
Real estate	4,138	59.47%	3,306	59.83%
Consumer and other	345	4.10%	91	1.66%

Total allowance for credit losses	$6,532	100.00%	$5,322	100.00%

Securities Available-for-Sale

The primary objectives of PBOC’s securities portfolio, all of which is categorized as available-for-sale, are to support a sufficient level of liquidity, manage interest rate risk and generate an adequate total return comprised of interest income and gains on sale without taking undue risks.

The following tables summarize the amortized cost, fair value and distribution of PBOC’s securities portfolio as of the dates indicated:

	As of December 31, ($ in thousands)
	2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury securities	$211	$211	$210	$210
U.S. government agency:
Obligations	5,986	6,098	5,022	5,075
Mortgage-backed securities	235,675	237,767	214,853	217,331
State and municipal securities	47,914	50,258	37,307	38,983
Corporate bonds	4,354	4,707	5,913	5,771

Total	$294,140	$299,041	$263,305	$267,370

At December 31, 2012, the fair value of securities available-for-sale totaled $299 million, an increase of $32 million or 12% from $267 million at December 31, 2011. The primary reason for the growth of the securities portfolio during 2012 is strong deposit growth.

At December 31, 2012, the securities portfolio had an unrealized gain of $4.9 million, compared to an unrealized gain of $4.1 million at December 31, 2011. The unrealized gain (loss) on available-for-sale securities is excluded from net income and reported net of income taxes as other comprehensive income in the shareholders’ equity section of the balance sheet and in the statement of comprehensive income.

PBOC realized gains on the sale of securities totaling $1,886,000 and $977,000 during the years ended December 31, 2012 and 2011, respectively.

At December 31, 2012, U.S. agency mortgage-backed securities, including collateralized mortgage obligations, comprised 80% of securities available-for-sale.

The following table summarizes the contractual maturity characteristics of the securities portfolio by investment category as of December 31, 2012. Expected remaining maturities will differ from remaining contractual maturities as U.S. agency mortgage-backed securities and certain state and municipal bonds in PBOC’s portfolio can be prepaid, refunded or called without penalty.

	As of December 31, 2012 ($ in thousands)
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	$ Amount	Yield	$ Amount	Yield	$ Amount	Yield	$ Amount	Yield	$ Amount	Yield
Available for sale:
U.S. Treasury securities	211	0.25%	—	N.A.	—	N.A.	—	N.A.	211	0.25%
U.S. government agency:
Obligations	—	N.A.	—	N.A.	2,006	1.65%	4,092	2.29%	6,098	2.08%
Mortgage-backed securities	—	N.A.	—	N.A.	18,422	1.58%	219,345	1.39%	237,767	1.41%
State and municipal bonds (1)	—	N.A.	—	N.A.	15,643	3.42%	34,615	4.15%	50,258	3.92%
Corporate bonds	—	N.A.	2,775	3.57%	1,932	4.77%	—	N.A.	4,707	4.05%

Total	211	0.25%	2,775	3.57%	38,003	2.50%	258,052	1.77%	299,041	1.82%

(1)	Adjusted to a tax equivalent basis using the statutory 34% Federal tax rate.

Deposits

Deposits are PBOC’s primary source of funds. Total deposits as of December 31, 2012 were $582 million, an increase of $85 million or 17% from $497 million at December 31, 2011. Total average deposits increased $123 million or 28% to $561 million for the year ended December 31, 2012 from $438 million for the year ended December 31, 2011.

The following table summarizes the distribution of daily average deposits and the daily average rates paid by deposit categories for the periods indicated:

	For the Year Ended December 31, ($ in thousands)
	2012		2011
	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand	$259,338	0.00%	$190,142	0.00%
Interest-bearing demand	21,759	0.08%	22,096	0.16%
Savings	1,804	0.09%	1,366	0.15%
Money market	197,511	0.32%	161,665	0.51%
Time deposits under $100,000	1,324	0.31%	1,357	0.50%
Time deposits $100,000 and over	79,186	1.20%	61,497	1.16%

Total deposits	$560,922	0.29%	$438,123	0.36%

Average noninterest-bearing deposits increased $69 million or 36% to $259 million for the year ended December 31, 2012 from $190 million for the same period in the prior year. Average money market deposits increased $36 million to $198 million for the year ended December 31, 2012 from $162 million for the year ended December 31, 2011. The significant increases in average noninterest-bearing and money market deposits reflect the results of PBOC’s business development strategy and efforts to grow core deposits to fund its balance sheet.

The following table sets forth the scheduled maturities of PBOC’s time deposits in denominations of $100,000 or more as of the dates indicated:

	December 31, ($ in thousands)
	2012	2011
Three months or less	$17,205	$16,755
Over three months through six months	4,295	5,567
Over six months through twelve months	26,888	12,966
Over twelve months	42,031	38,071

Total	$90,419	$73,359

Included in time deposits in denominations of $100,000 or more maturing in over twelve months are negotiable certificates of deposit issued by PBOC to “match fund” fixed rate loans for interest rate risk management purposes totaling $37 million and $34 million at December 31, 2012 and 2011, respectively.

LEGAL MATTERS

The validity of the First PacTrust common stock to be issued in connection with the merger will be passed upon for First PacTrust by Silver, Freedman & Taff, L.L.P. (Washington, D.C.). Certain U.S. federal income tax consequences relating to the merger may also be passed upon for First PacTrust by Wachtell, Lipton, Rosen & Katz (New York, New York) and for PBOC by Katten Muchin Rosenman LLP (New York, New York).

EXPERTS

First PacTrust

The consolidated financial statements of First PacTrust Bancorp, Inc. as of December 31, 2012 and for the year ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states that First PacTrust Bancorp, Inc. merged with Beach Business Bank and acquired Gateway Business Bank during 2012, and management excluded from its assessment of the effectiveness of First PacTrust Bancorp, Inc.’s internal control over financial reporting as of December 31, 2012, Beach Business Bank and Gateway Business Bank’s internal control over financial reporting associated with total assets of $454.2 million and total revenues of $31.3 million included in the consolidated financial statements of First PacTrust Bancorp, Inc. and subsidiaries as of and for the year ended December 31, 2012. The audit of internal control over financial reporting of First PacTrust Bancorp, Inc. also excluded an evaluation of the internal control over financial reporting of Beach Business Bank and Gateway Business Bank.

The consolidated financial statements of First PacTrust incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of First PacTrust as of and for the two years ended December 31, 2011, filed on March 30, 2012, have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PBOC

The financial statements of PBOC for the year ended December 31, 2012 included in this proxy statement/prospectus have been so included in reliance on the report of McGladrey LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting. The financial statements of PBOC for the year ended December 31, 2011 included in this proxy statement/prospectus have been so included in reliance on the report of Vavrinek, Trine, Day & Co., LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

Beach

The consolidated financial statements of Beach for the years ended December 31, 2011 and 2010 incorporated in this proxy statement/prospectus by reference to the Current Report on Form 8-K of First PacTrust filed with the SEC on April 10, 2012 have been so incorporated in reliance on the report of Vavrinek, Trine, Day & Co., LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

Gateway Bancorp

The consolidated financial statements of Gateway Bancorp for the years ended December 31, 2011 and 2010 incorporated in this proxy statement/prospectus by reference to the Current Report on Form 8-K/A of First PacTrust filed with the SEC on April 10, 2012 have been so incorporated in reliance on the report of Squar, Milner, Peterson, Miranda & Williamson, LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

SHAREHOLDER PROPOSALS

If a shareholder of First PacTrust intends to present a shareholder proposal at First PacTrust’s 2013 annual meeting, the proposal must have been received by First PacTrust’s secretary no later than December 25, 2012 to be eligible for inclusion in First PacTrust’s proxy statement and form of proxy for that meeting. Such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act, First PacTrust’s articles of incorporation and bylaws and Maryland law.

To be considered for presentation at the 2013 annual meeting, but not for inclusion in First PacTrust’s proxy statement and form of proxy for that meeting, shareholder proposals must have been received by First PacTrust’s secretary no later than February 20, 2013 and no earlier than January 21, 2013. If, however, the date of the next annual meeting is before April 21, 2013 or after July 20, 2013, proposals must instead be received by First PacTrust’s secretary not more than 120 days prior to the date of the next annual meeting and not less than (1) 90 days prior to such meeting or (2) the tenth day following the date on which notice of the date of such meeting was mailed or publicly announced.

WHERE YOU CAN FIND MORE INFORMATION

First PacTrust

First PacTrust has filed with the SEC a registration statement under the Securities Act that registers the distribution to PBOC shareholders of the shares of First PacTrust common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of First PacTrust in addition to being a proxy statement for PBOC shareholders. The registration statement, including the attached exhibits and schedules, contains additional relevant information about First PacTrust and First PacTrust common stock.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like First PacTrust, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by First PacTrust with the SEC are also available at First PacTrust’s website at http://www.firstpactrustbancorp.com. The web addresses of the SEC and First PacTrust are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

The SEC allows First PacTrust to incorporate by reference information in this proxy statement/prospectus. This means that First PacTrust can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that First PacTrust previously filed with the SEC. They contain important information about the companies and their financial condition.

First PacTrust SEC Filings (SEC File No. 001-35522; CIK No. 0001169770)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2012, filed on March 28, 2013

Current Reports on Form 8-K or 8-K/A	Filed on January 3, 2013; February 19, 2013; March 4, 2013; March 5, 2013; April 2, 2013 and April 10, 2013 (other than those portions of the documents not deemed to be filed)

The description of First PacTrust common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Registration Statement on Form S-3 filed on November 22, 2010

In addition, First PacTrust also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/

prospectus and the date of the PBOC special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

First PacTrust has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to First PacTrust, as well as all pro forma financial information, and PBOC has supplied all information relating to PBOC.

Documents incorporated by reference are available from First PacTrust without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the company at the following addresses:

First PacTrust Bancorp, Inc.

18500 Von Karman Avenue, Suite 1100

Irvine, California 92612

Attention: Secretary

Telephone: (949) 236-5211

PBOC shareholders requesting documents must do so by [    ], 2013 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from First PacTrust, First PacTrust will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

PBOC

PBOC does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC. The historical consolidated financial statements of PBOC have been filed with the SEC by First PacTrust and are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of PBOC common stock, please contact Georgeson, Inc., PBOC’s proxy solicitor:

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of PBOC common stock, please contact Georgeson, Inc., PBOC’s proxy solicitor:

Georgeson, Inc.

199 Water Street, 26th Floor

New York, NY 10038

866-295-3782 (toll free)

pbca@georgeson.com

Banks and brokerage firms please call: 212-440-9800

First PacTrust has not authorized anyone to give any information or make any representation about the merger or the company that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

FIRST PACTRUST BANCORP, INC.,

BEACH BUSINESS BANK

and

THE PRIVATE BANK OF CALIFORNIA

Dated as of August 21, 2012

A-i

(continued)

A-ii

(continued)

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.9(a)
Affiliate	3.25(a)
Aggregate Cash Consideration	9.9
Aggregate Stock Consideration	9.9
Aggregate Stock Consideration Value	9.9
Agreement	Preamble
Agreement of Merger	1.2
Alternative Transaction	6.9(b)
Balance Sheet	3.6(a)
Balance Sheet Date	3.6(a)
Beach	Preamble
Business Day	9.9
California Courts	9.7(b)
Cancelled Shares	1.7(e)
Certificates	2.2(a)
CFC	1.1
CGCL	1.1
Change In Control and Retention Payments	9.9
Claim	6.7(a)
Closing	1.3
Closing Date	1.3
Closing Date Balance Sheet	6.10
Code	Recitals
Common Shareholder Approval	3.3(a)
Company	Preamble
Company Articles of Incorporation	3.1(a)
Company Benefit Plans	3.11(a)
Company Board Recommendation	6.3(b)
Company Bylaws	3.1(a)
Company Closing Expenses	9.9
Company Common Stock	1.7(b)
Company Financial Statements	3.6(a)
Company Indemnified Party	6.7(a)
Company Intellectual Property	3.21(a)
Company Options	1.8(a)
Company Policies	3.19
Company Regulatory Agreement	3.15
Company Restricted Shares	1.8(b)
Company Series A Preferred Stock	3.2
Company Series B Preferred Stock	3.2
Company Series C Preferred Stock	1.7(c)
Company Shareholders Meeting	6.3(b)
Company Stock Plans	9.9
Company Subsidiary	3.1(b)
Confidentiality Agreement	9.9
Controlled Group Liability	9.9
Corporate Entity	9.9

Section
Covered Employees	6.5(a)
CRA	3.13(c)
Derivative Transactions	3.17
DFI	3.4
Disclosure Schedule	9.9
Dissenting Shareholder	1.7(g)
Dissenting Shares	1.7(g)
EESA	3.11(l)
Effective Time	1.2
End Date	9.9
Environmental Laws	3.18(a)
ERISA	1.8(a)
ERISA Affiliate	9.9
Exchange Act	4.7(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.1
Exchange Ratio	1.7(b)(ii)
FDIC	3.1(a)
Federal Reserve	3.5
Form S-4	6.3(a)
GAAP	3.6(a)
Governmental Entity	3.4
Holders	2.2(a)
HSR Act	3.4
Intellectual Property	3.21(e)
IRS	3.10(k)
Knowledge	9.9
Law/Laws	9.9
Leased Premises	3.20(b)
Letter of Transmittal	2.2(a)
Lien	3.1(b)
Loan Documentation	3.24(a)
Loan Tape	3.24(b)
Loans	3.24(a)
Material Adverse Effect	9.9
Material Contract	3.14(a)
Materially Burdensome Regulatory Condition	6.1(a)
Maximum Amount	6.7(c)
Maximum Consideration	9.9
Merger	Recitals
Merger Consideration	1.7(b)
Multiemployer Plan	3.11(g)
Multiple Employer Plan	3.11(g)
NASDAQ	3.4
No-Match Event	6.3(c)
Nonqualified Deferred Compensation Plan	3.11(d)

A-iv

INDEX OF DEFINED TERMS

Section
Obligor	3.24(a)
OCC	3.4
Option Exchange Ratio	1.8(a)
Owned Real Property	3.20(a)
Parent	Preamble
Parent Benefit Plan	1.8(a)
Parent Capitalization Date	4.2
Parent Common Stock	1.7(a)
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	9.9
Parent Non-Voting Common Stock	1.7(a)
Parent Options	4.2
Parent Preferred Stock	1.7(d)
Parent Regulatory Agreement	4.14
Parent SEC Reports	4.7(b)
Parent Series A Preferred Stock	1.7(a)
Parent Series B Preferred Stock	1.7(d)
Parent Share Value	9.9
Parent Voting Common Stock	1.7(a)
party/parties	9.9
Per Share Cash Consideration	1.7(b)(i)
Per Share Merger Consideration Value	9.9
Permitted Encumbrances	3.20(b)
Person	9.9
Personal Property	3.20(f)

Section
Pool	3.24(k)
Preferred Shareholder Approval	3.3(a)
Professional Expenses	9.9
Proxy Statement	6.3(a)
Qualified Plans	3.11(e)
Real Property Leases	3.20(a)
Regulatory Agencies	3.5
Regulatory Approvals	6.1(a)
Reports	3.5
Representative	6.9(a)
Requisite Shareholder Approval	3.3(a)
SEC	4.7(b)
Second Company Shareholders Meeting	6.3(c)
Securities Act	3.2
Subsidiary	3.1(b)
Superior Proposal	6.3(b)
Surviving Corporation	Recitals
Takeover Provisions	3.26
Tax	9.9
Tax Return	9.9
Tenant Leases	3.20(a)
Termination Fee	8.3(a)
Voting and Support Agreement	Recitals
Voting Debt	3.2

A-v

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (“Agreement”), dated as of August 21, 2012, by and among First PacTrust Bancorp, Inc., a Maryland corporation (“Parent”), Beach Business Bank, a California corporation (“Beach”), and The Private Bank of California, a California corporation (“Company”). Certain capitalized terms have the meanings given to such terms in Article I.

RECITALS

A. WHEREAS, the respective boards of directors of Company, Parent and Beach have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Beach (the “Merger”), with Beach as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”) and continuing as a wholly owned Subsidiary of Parent;

B. WHEREAS, the parties intend that for federal income Tax purposes the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

C. WHEREAS, each of those shareholders of Company set forth on Schedule A hereto has simultaneously herewith entered into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A (each, a “Voting and Support Agreement” and, collectively, the “Voting and Support Agreements”) in connection with the Merger;

D. WHEREAS, Parent and Beach intend either to change the name of the Surviving Corporation to “The Private Bank of California” or to operate the current head office and branch offices of Company as a division of Beach under the name “The Private Bank of California”; and

E. WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, including Section 9.11, in accordance with the California General Corporation Law (the “CGCL”) and the California Financial Code (the “CFC”), at the Effective Time, Company shall merge with and into Beach. Beach shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of California, and a wholly owned Subsidiary of Parent. As of the Effective Time, the separate corporate existence of Company shall cease.

1.2 Effective Time. The Merger shall become effective upon filing on the Closing Date of the Agreement of Merger (as that term is defined in Section 4880 of the CFC, the “Agreement of Merger”) with the DFI as provided in Section 4887(b) of the CFC. The term “Effective Time” shall be the date and time when the DFI accepts the Agreement of Merger for filing in accordance with Section  4887(b) of the CFC.

1.3 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wachtell, Lipton,

Rosen & Katz, 51 West 52nd Street, New York, New York, at a time determined by Parent that follows the close of trading on the date that is the later of (i) three (3) Business Days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction of such conditions and the continued satisfaction or waiver of all other conditions set forth in Article VII) and (ii) ten (10) Business Days after the satisfaction of the condition set forth in Section 7.1(c) (but subject to the continued satisfaction of such condition and the satisfaction or waiver of all other conditions set forth in Article VII), or such other date as mutually agreed to by the parties (the “Closing Date”).

1.4 Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the articles of incorporation and bylaws of Beach in effect immediately prior to the Effective Time (subject to any amendment to the articles of incorporation set forth in the Agreement of Merger) shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

1.5 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

1.6 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the CFC and the CGCL.

1.7 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Beach, Company or the holder of any of the following securities:

(a) No Effect on Parent Common Stock. (i) Each share of the common stock, par value $0.01 per share, of Parent (the “Parent Voting Common Stock”); (ii) each share of the Class B Non-Voting Common Stock, par value $0.01 per share, of Parent (the “Parent Non-Voting Common Stock” and, together with the Parent Voting Common Stock, the “Parent Common Stock”); and (iii) each share of the Non-Cumulative Perpetual Preferred Stock, Series A, of Parent, stated liquidation amount $1,000 per share (the “Parent Series A Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) Conversion of Company Common Stock. Each share of the common stock, no par value of Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares but including any restricted shares of Company Common Stock granted under a Company Stock Plan (each, a “Company Restricted Share”)) shall, subject to Section 1.7(g), be converted into the right to receive the following consideration (the “Merger Consideration”):

(i) an amount in cash without interest equal to the quotient of (A) the Aggregate Cash Consideration, subject to adjustment in accordance with Section 1.7(c), divided by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, but including Dissenting Shares and Company Restricted Shares) (such amount, the “Per Share Cash Consideration”); and

(ii) a number (such number, the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Parent Voting Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, but including Dissenting Shares and Company Restricted Shares).

(c) Maximum Consideration Adjustment. In the event that the sum of (i) the Aggregate Cash Consideration (calculated without regard to the adjustment provision contained in the definition thereof) and (ii) the the Aggregate Stock Consideration Value exceeds the Maximum Consideration, the Aggregate Cash Consideration shall be adjusted such that the sum of the Aggregate Cash Consideration and the Aggregate Stock Consideration Value is equal to the Maximum Consideration.

(d) Conversion of Company Preferred Stock. Each share of Non-Cumulative Perpetual Preferred Stock, Series C, stated liquidation amount $1,000 per share, of Company (the “Company Series C Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series C Preferred Stock to be cancelled in accordance with Section 1.7(e)) shall thereupon be converted automatically into and shall thereafter represent the right to receive, subject to the other provisions of this Article I, one share of preferred stock, par value $0.01 per share, of Parent (“Parent Preferred Stock”) to be designated, prior to the Closing Date, as Non-Cumulative Perpetual Preferred Stock, Series B, stated liquidation amount $1,000 per share (the “Parent Series B Preferred Stock”) and otherwise having rights (including with respect to dividends), preferences, privileges and voting powers, and limitations and restrictions that are equivalent to the rights, preferences, privileges and voting powers, and limitations and restrictions of the Company Series C Preferred Stock immediately prior to such conversion, taken as a whole.

(e) Cancellation of Certain Shares of Company Stock. All shares of Company Common Stock and Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time that are owned directly by Parent, Beach or Company (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent or Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

(f) Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or Company, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Per Share Merger Consideration Value, the Exchange Ratio and any other dependent items, as applicable, shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

(g) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a shareholder who is entitled to demand, and who properly demands, the fair market value of such shares pursuant to, and who complies in all respects with, Chapter 13 of the CGCL (a “Dissenting Shareholder”) shall not be converted into the right to receive the Merger Consideration. For purposes of this Agreement, “Dissenting Shares” means any shares of Company Common Stock as to which a Dissenting Shareholder thereof has properly exercised a demand for fair market value pursuant to Chapter 13 of the CGCL. At the Effective Time, all Dissenting Shares shall be cancelled and retired and shall cease to exist. No Dissenting Shareholder shall be entitled to any Merger Consideration in respect of any Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to demand fair market value of its Dissenting Shares under the CGCL, and any Dissenting Shareholder shall be entitled to receive only the payment provided by Chapter 13 of the CGCL with respect to the Dissenting Shares owned by such Dissenting Shareholder and not any Merger Consideration. Company shall give Parent (a) prompt notice of any written demands for fair market value, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law received by Company relating to shareholders’ demands for fair market value and (b) the opportunity to direct all negotiations and proceedings with respect to demands for fair market value under the CGCL. Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for fair market value of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.8 Company Options and Other Equity-Based Awards of Company.

(a) Company Options. As of the Effective Time, notwithstanding anything to the contrary in any Company Stock Plan or in any individual award agreement, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted under the Company Stock Plans that is outstanding immediately prior to the Effective Time (collectively, the “Company Options”) shall be converted into an option to purchase the number of whole shares of Parent Voting Common Stock that is equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Parent Voting Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of Company Common Stock subject to such Company Option immediately prior to the Effective Time divided by the Option Exchange Ratio, and otherwise on substantially similar, in the aggregate, terms and conditions (including with respect to vesting) as applied to each such Company Option immediately prior to the Effective Time; provided, it shall be understood that Parent may convert the Company Options into options issued pursuant to an existing employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) to which Parent or any Subsidiary of Parent or any of their respective ERISA Affiliates (as hereinafter defined) is a party (a “Parent Benefit Plan”), so long as such conversion satisfies the requirements of this Section 1.8(a) (excluding this proviso) and does not materially and adversely affect the holders of the Company Options taken as a whole. For purposes of this Agreement, the “Option Exchange Ratio” shall be the fraction having a numerator equal to the Per Share Merger Consideration Value and having a denominator equal to the Parent Share Value.

(b) Prior to the Effective Time, the board of directors of Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 1.8. Prior to the Effective Time, Parent will take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of any Company Options assumed in accordance with this Section 1.8. Parent shall prepare and file with the SEC and cause to become effective a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to Parent Common Stock issuable upon exercise of the Company Options assumed in accordance with this Section 1.8, and shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as any of such Company Options remain outstanding. Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of such registration statement.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. Promptly after the Effective Time, Parent shall make available to a bank or trust company selected by Parent and reasonably acceptable to Company (the “Exchange Agent”) pursuant to an agreement entered into prior to the Closing (the “Exchange Agent Agreement”), for exchange in accordance with this Article II: (a) the Aggregate Stock Consideration, and (b) immediately available funds equal to the Aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f)) (collectively, the “Exchange Fund”), and Parent shall instruct the Exchange Agent to timely deliver the Merger Consideration.

2.2 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record immediately prior to the Effective Time (collectively, the “Holders”) of certificates representing shares of Company Common Stock (“Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 1.7: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent and Parent) (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration upon surrender of such Certificate and any dividends or distributions to which such Holder is entitled pursuant to Section 2.2(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, a Holder of Company Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration in respect of the shares of Company Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such Holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Parent Voting Common Stock shall be paid to the Holder of any unsurrendered Certificate with respect to the Parent Voting Common Stock portion (if any) of the Merger Consideration represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Article II, the Holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of the Parent Voting Common Stock portion of the Merger Consideration, if any, represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole shares of the Parent Voting Common Stock portion of the Merger Consideration, if any, represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Voting Common Stock portion of the Merger Consideration, if any, issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of Company, the Merger Consideration shall be delivered in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered Holder of the Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Parent) shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, cash dividends or distributions payable pursuant to Section 2.2(c) and any other cash amounts otherwise payable pursuant to this Agreement to any Holder of Company Common Stock (including with respect to any Dissenting Shares) such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration in accordance with Section 1.7 and the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Parent Voting Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Voting Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share, an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Parent Share Value by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such Holder at the Effective Time and rounded to the nearest one ten-thousandth when expressed in decimal form) of Parent Voting Common Stock to which such Holder would otherwise be entitled to receive pursuant to Section 1.7. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the first anniversary of the Effective Time shall be paid to Parent. Any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration and any unpaid dividends and distributions on the Parent Voting Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i) Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any Company shareholder with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of the Parent Common Stock portion of the Merger Consideration into which shares of Company Common Stock are converted in the Merger, if any, and (iii) the method of payment of the Per Share Cash Consideration portion of the Merger Consideration and cash in lieu of fractional shares of Parent Common Stock.

(j) In the case of outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to Article I and Article II as are necessary or appropriate to implement the same purpose and effect that Article I and Article II have with respect to shares of Company Common Stock that are represented by Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the Disclosure Schedule, Company represents and warrants to Parent that the following is true and correct. The Disclosure Schedule shall be organized to correspond to the Sections in this Article III. Each exception set forth in the Disclosure Schedule shall be deemed to qualify (1) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Disclosure Schedule and (2) any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation).

3.1 Corporate Organization.

(a) Company is a corporation and state-chartered bank duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The deposit accounts of Company are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid by Company when due. Company is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein. Company has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Articles of Incorporation of Company (the “Company Articles of Incorporation”) and bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been furnished or made available to Parent. Company is not in violation of any of the provisions of the Company Articles of Incorporation or Company Bylaws.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of all the Subsidiaries of Company (each, a “Company Subsidiary” and collectively the “Company Subsidiaries”). Section 3.1(b) of the Disclosure Schedule also sets forth a list identifying the number and owner of all outstanding capital stock or other equity securities of each such Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Subsidiary, or contracts, commitments, understandings or arrangements by which such Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of Company Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned by Company or another of its Subsidiaries free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (“Lien”) with respect thereto. Each Company Subsidiary (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the Laws of its jurisdiction of organization, (ii) is duly licensed and qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect) and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. A true, correct and complete copy of the articles or certificate of incorporation or certificate of trust and bylaws (or similar governing documents) of each Company Subsidiary, as amended and currently in effect, has been delivered and made available to Parent. Except for its interests in Company Subsidiaries, Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. As used in this Agreement, “Subsidiary” shall mean, when used with respect to any party, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member.

3.2 Capitalization. The authorized capital stock of Company consists of 20,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, 5,450 of which are designated as Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, stated liquidation amount $1,000 per share, of Company (the “Company Series A Preferred Stock”), 273 of which are designated as Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, stated liquidation amount $1,000 per share, of Company (the “Company Series B Preferred Stock”) and 10,000 of which are designated as Company Series C Preferred Stock. As of the date of this Agreement, there are (a) 3,837,501 shares of Company Common Stock issued and outstanding (which number includes, for the avoidance of doubt, all Company Restricted Shares), (b) 847,050 shares of Company Common Stock reserved for issuance upon the exercise of Company Stock Options, (c) 0 shares of Company Series A Preferred Stock issued and outstanding, (d) 0 shares of Company Series B Preferred Stock issued and outstanding, (e) 10,000 shares of Company Series C Preferred Stock outstanding and (f) no other shares of capital stock or other voting securities of Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company shareholders may vote (“Voting Debt”) are issued or outstanding. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Company, or otherwise obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (the “Securities Act”), any such securities. Except for the Voting and Support Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. Section 3.2 of the Disclosure Schedule sets forth a true, correct and complete list of the aggregate number of shares of Company Common Stock subject to each award of Company Restricted Shares and issuable upon the exercise of each Company Option outstanding as of the date of this Agreement and the holder, exercise price and vesting schedule, as applicable, for each such Company Restricted Share and Company Option. Other than the Company Options or Company Restricted Shares, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding. Section 3.2 of the Disclosure Schedule sets forth a true, correct and complete listing of each outstanding series of trust preferred and subordinated debt securities of Company and certain information with respect thereto, including the holders of such securities as of the date of this Agreement, and all such information is accurate and complete to the Knowledge of Company.

3.3 Authority; No Violation.

(a) Company has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly, validly and unanimously approved by the board of directors of Company, the board of directors of Company has resolved to recommend to Company’s shareholders approval and adoption of this Agreement and the transactions contemplated herein, and all necessary corporate action in respect thereof on the part of Company has been taken, subject to the approval by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Common Shareholder Approval”) and the approval by the affirmative vote of the holders of a majority of the outstanding shares of Company Series C Preferred Stock (the “Preferred Shareholder Approval” and, together with the Common Shareholder Approval, the “Requisite Shareholder Approval”). This Agreement has been duly and validly executed and delivered by Company. Assuming due authorization, execution and delivery by Parent and Beach, this Agreement constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles of Incorporation or Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Company or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or the loss of benefits which, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings or notices with the Office of the Comptroller of the Currency (the “OCC”), the FDIC and the California Department of Financial Institutions (the “DFI”), and approval of or non-objection to such applications, filings and notices, (b) compliance with any applicable requirements of the Exchange Act and the Securities Act, (c) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CGCL and with the DFI pursuant to the CFC, (d) if required, any approvals or filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or termination of any waiting periods thereunder, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock (if any) pursuant to this Agreement and (f) approval of listing of such Parent Common Stock (if any) on the NASDAQ Global Market (the “NASDAQ”), no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any foreign, federal, state or local court, administrative agency, arbitrator or commission or other governmental, prosecutorial, regulatory, self-regulatory authority or instrumentality (each, a “Governmental Entity”) are required to be made or obtained by Company or any of its Subsidiaries in connection with (i) the execution and delivery by Company of this Agreement or (ii) the consummation of the transactions contemplated hereby. The only material third-party consents necessary in connection with (A) the execution and delivery by Company of this Agreement and (B) the consummation of the transactions contemplated hereby are set forth in Section 3.4 of the Disclosure Schedule.

3.5 Reports. Company and each of its Subsidiaries have filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file (or furnish, as applicable) since January 1, 2009 with (a) the Board of Governors of the Federal Reserve System (the “Federal Reserve”), (b) the OCC, (c) the FDIC, (d) the DFI and (e) any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over the parties or their respective Subsidiaries (the agencies and authorities identified in clauses (a) through (d), inclusive, are, collectively, the “Regulatory Agencies”), and all other Reports required to be filed (or furnished, as applicable) by them since January 1, 2009, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole. Any such Report regarding Company filed with or otherwise submitted to any Regulatory Agency, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Company and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of Company, examination or investigation by, any Regulatory Agency into the business or operations of Company or any of its Subsidiaries. There are no unresolved violations, criticisms or exceptions by any Regulatory Agency with respect to any Report relating to any examinations of Company or any of its Subsidiaries, except for any such violations, criticisms or exceptions that would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole.

3.6 Financial Statements.

(a) Company has previously made available to Parent copies of the following financial statements (the “Company Financial Statements”), copies of which are attached as Section 3.6(a) of the Disclosure Schedule: (i) the audited consolidated balance sheets of Company and its Subsidiaries for years ended December 31, 2010 and December 31, 2011, and the related audited consolidated statements of income and cash flow for fiscal years 2010 and 2011, (ii) the unaudited consolidated balance sheet (the “Balance Sheet” and June 30, 2012, the “Balance Sheet Date”) and consolidated statements of income and cash flow for the six month period ended June 30, 2012 and (iii) the call reports of Company and each of its depository Subsidiaries for the fiscal years ended December 31, 2010 and 2011 and the fiscal quarters ended March 31, 2012 and June 30, 2012. The Company Financial Statements fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Company and its Subsidiaries as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with either U.S. generally accepted accounting principles (“GAAP”) or regulatory accepted accounting procedures pursuant to regulatory requirements, as applicable, consistently applied during the periods involved, and, in the case of interim financial statements, subject to recurring year-end adjustments normal in nature and amount. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries.

(b) Company maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of Company and its Subsidiaries. Company has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Other than as set forth in Section 3.6(b) of the Disclosure Schedule, since December 31, 2008, Company has not experienced or effected any material change in internal control over financial reporting.

(c) Since December 31, 2008, (i) neither Company nor any of its Subsidiaries nor, to the Knowledge of Company, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2008, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of Company, no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2008, by Company or any of its officers, directors, employees or agents to the board of directors of Company or any committee thereof or to any director or officer of Company.

(d) The books and records kept by Company and any of its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements.

(e) Neither Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Company and any of its

Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any of its Subsidiaries in Company’s or such Subsidiary’s financial statements.

3.7 Undisclosed Liabilities. Except for (a) those liabilities that are set forth on the Balance Sheet and (b) liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not and would not be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on the Balance Sheet if it had existed on the Balance Sheet Date.

3.8 Absence of Certain Changes or Events. Since December 31, 2011, (a) Company and its Subsidiaries have, in all material respects, carried on their respective businesses in the ordinary course consistent with their past practices; (b) Company has not taken any of the actions that Company has agreed not to take or permit its Subsidiaries to take from the date hereof through the Effective Time pursuant to subsections (a), (b), (c), (d), (e), (f), (h), (i), (k), (m), (n), (o) and (q) of Section 5.2; and (c) there has not been any Material Adverse Effect.

3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries. There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries.

3.10 Taxes and Tax Returns.

(a) Company and each of its Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all federal, state, foreign and local Tax Returns required to be filed by it or with respect to it (all such Tax Returns being accurate and complete in all respects) and has duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it (whether or not shown to be due on such Tax Returns). Through the date hereof, Company and its Subsidiaries do not have any liability for Taxes in excess of the amount reserved or provided for on their financial statements. Company and each of its Subsidiaries has made adequate provision on the Balance Sheet for all accrued Taxes not yet due and payable.

(b) No jurisdiction where Company and its Subsidiaries do not file a Tax Return has made a claim in writing that any of Company and its Subsidiaries is required to file a Tax Return in such jurisdiction.

(c) No Liens for Taxes exist with respect to any of the assets of Company and its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any Taxes of Company or any of its Subsidiaries.

(e) There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to Company and any of its Subsidiaries, which waiver or extension is in effect.

(f) All Taxes required to be withheld, collected or deposited by or with respect to Company and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. Company and each of its Subsidiaries have complied in all respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

(g) Neither Company nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

(h) Neither Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(i) Neither Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (ii) has any liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(j) Neither Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise, part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code.

(k) Since January 1, 2006, neither Company nor any of its Subsidiaries has been required (or has applied) to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Company or any of its Subsidiaries, and the Internal Revenue Service (“IRS”) has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by Company or any Subsidiary).

(l) Neither Company nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income as a result of any (i) adjustment required by a change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or (iv) installment sale or open transaction disposition made, or prepaid amount received, on or prior to the Closing Date.

(m) Neither Company nor any of its Subsidiaries has any application pending with any Governmental Entity requesting permission for any changes in accounting method.

(n) No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Company or any of its Subsidiaries.

(o) Neither Company nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section  368(a) of the Code.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance or other compensatory or benefit plans, programs, policies or arrangements, and all retention, bonus, employment, termination, severance, change-in-control or other contracts or agreements to which Company or any Subsidiary or any of their respective ERISA Affiliates (as hereinafter defined) is a party, with respect to which Company or any Subsidiary or any of their respective ERISA Affiliates has any current or future obligation, contingent or otherwise, or that are maintained, contributed to or sponsored by Company or any Subsidiary or any of their respective ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Company or any Subsidiary or any of their respective ERISA Affiliates (all such plans, programs, policies, arrangements, contracts or agreements, whether or not listed in Section 3.11(a) of the Disclosure Schedule, collectively, the “Company Benefit Plans”).

(b) Company has delivered or made available to Parent true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, (ii) the annual report (Form 5500), if any, filed with the IRS for the last three plan years, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto, (vi) all material correspondence with the United States Department of Labor or the IRS, (vii) all amendments, modifications or material supplements to any Company Benefit Plan and (viii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the United States Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor any of its Subsidiaries has any Knowledge of any material plan defect that would qualify for correction under any such program.

(d) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) and any award thereunder, in each case that is subject to Section 409A of the Code, has since January 1, 2005, been maintained and operated in good faith compliance with Section 409A of the Code. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(e) Section 3.11(e) of the Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust has not been revoked, and there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(f) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has the Company or any of its Subsidiaries or ERISA Affiliates in the past maintained an employee benefit plan subject to Title IV of ERISA.

(g) (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(h) Neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. Company and each of its Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit Company’s or such Subsidiary’s right to amend, terminate or modify any such benefits.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability (as hereinafter defined) that would be a liability of Company, its Subsidiaries or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of Company or any of its Subsidiaries to the PBGC, the United States Department of the Treasury, the United States Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. No Company Benefit Plan is under audit or the subject of an investigation by the IRS, the United States Department of Labor, the PBGC, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or, to Company’s Knowledge, threatened.

(l) Company and its Subsidiaries are, and have been at all relevant times, in compliance with Sections 111 and 302 of the Emergency Economic Stabilization Act of 2008, as amended by the U.S. American Recovery and Reinvestment Act of 2009, including all guidance issued thereunder by a Governmental Entity (collectively, “EESA”). Each Company employee who is subject to the limitations imposed under EESA has executed a waiver of claims against Company and its Subsidiaries with respect to limiting or reducing rights to compensation for so long as the EESA limitations were required to be imposed.

3.12 Labor Matters.

(a) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Company or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving Company or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Company or any of its Subsidiaries at any time within five (5) years of the date of this Agreement.

(b) Neither Company nor any of its Subsidiaries is currently or at any time since January 1, 2009 has been a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Company and its Subsidiaries are in material compliance with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not result in any material liability to Company or any of its Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

3.13 Compliance with Applicable Law.

(a) Company and each of its Subsidiaries and each of their employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with all, and are not and have not been in violation of any, applicable Laws, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be material to Company and its Subsidiaries, taken as a whole, and neither Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above, except for such violations that would not be material to Company and its Subsidiaries, taken as a whole.

(b) Except as would not be material to Company and its Subsidiaries, taken as a whole, Company and each of its Subsidiaries have properly administered all accounts for which Company or any of its Subsidiaries acts as a fiduciary, including accounts for which Company or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable Law in all material respects. None of Company or any of its Subsidiaries, or any director, officer or employee of Company or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to Company and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

(c) Company and each insured depository Subsidiary of Company is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and “well managed” (as that term is defined at 12 C.F.R. 225.2(s) or the relevant regulation of the institution’s primary bank regulator), and the institution’s rating under the Community Reinvestment Act of 1997 (“CRA”) is no less than

“satisfactory.” Neither Company nor any Company Subsidiary has been informed that its status as “well-capitalized,” “well managed” or “satisfactory” for CRA purposes will change within one year. All deposit liabilities of Company and its Subsidiaries are insured by the FDIC to the fullest extent under the Law. Company and its Subsidiaries have met all conditions of such insurance, including timely payment of its premiums.

3.14 Material Contracts.

(a) Neither Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any of the following (each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether written or oral and whether or not set forth in the Disclosure Schedule, is referred to as a “Material Contract”):

(i) any contract or agreement entered into since January 1, 2008 (and any contract or agreement entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

(ii) any trust indenture, mortgage, promissory note, loan agreement or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where Company or any of its Subsidiaries is a lender, borrower or guarantor other than agreements evidencing deposit liabilities, trade payables and contracts or agreements relating to borrowings entered into in the ordinary course of business;

(iii) any contract or agreement limiting the freedom of Company or any of its Subsidiaries to engage in any line of business or to compete with any other Person or prohibiting Company from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

(iv) any contract or agreement with any Affiliate of Company or its Subsidiaries;

(v) any agreement of guarantee, support or indemnification by Company or its Subsidiaries, assumption or endorsement by Company or its Subsidiaries of, or any similar commitment by Company or its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

(vi) any agreement which would be terminable other than by Company or its Subsidiaries or any agreement under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(vii) any alliance, cooperation, joint venture, shareholders’ partnership or similar agreement involving a sharing of profits or losses relating to Company or any of its Subsidiaries;

(viii) any employment agreement with any employee or officer of Company or any of its Subsidiaries;

(ix) any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement providing for annual payments by Company or its Subsidiaries of more than $50,000;

(x) any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to, any assets or properties, or any interest therein, of Company or its Subsidiaries, other than in connection with the sale of Loans, Loan participations or investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Company;

(xi) any contract or agreement that contains any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by Company or any of its Subsidiaries or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(xii) any material contract or agreement which would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement;

(xiii) any contract under which Company or any Company Subsidiary will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the date hereof;

(xiv) any lease or other contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2011, as applicable, were in excess of $75,000;

(xv) any contract or agreement for the use or purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by Company or its Subsidiaries of $75,000; and

(xvi) any contract not listed above that is material to the financial condition, results of operations or business of Company or its Subsidiaries.

(b) Company and its Subsidiaries have performed in all material respects all of the obligations required to be performed by them and are entitled to all accrued benefits under, and are not alleged (or otherwise to the Knowledge of Company) to be in default in respect of, each Material Contract to which Company or its Subsidiaries are a party or by which Company or its Subsidiaries are bound, except as would not, individually or in the aggregate, be material to Company and its Subsidiaries. Each of the Material Contracts is valid and binding on Company or its applicable Subsidiary and in full force and effect, without amendment, and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or its Subsidiaries or, to the Knowledge of Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default under any Material Contract, except, as would not, individually or in the aggregate, be material to Company and its Subsidiaries. True, correct and complete copies of all Material Contracts have been furnished or made available to Parent.

3.15 Agreements with Regulatory Agencies. Other than as set forth in Section 3.15 of the Disclosure Schedule, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Disclosure Schedule, a “Company Regulatory Agreement”), nor does Company have Knowledge of any pending or threatened regulatory investigation or other action by any Regulatory Agency or other Governmental Agency that could reasonably be expected to lead to the issuance of any such Company Regulatory Agreement.

3.16 Investment Securities.

(a) Each of Company and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Company and its Subsidiaries. Such securities are valued on the books of Company and its Subsidiaries in accordance with GAAP.

(b) Company and its Subsidiaries employ investment, securities risk management and other policies, practices and procedures which Company believes are prudent and reasonable in the context of such businesses.

3.17 Derivative Instruments. All Derivative Transactions, whether entered into for the account of Company or one of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable Laws and other policies, practices, and procedures employed by Company, as applicable and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by (a) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (b) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law), and are in full force and effect. Company and its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to Company’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The financial position of Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of Company and such Subsidiaries in accordance with GAAP. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.18 Environmental Liability.

(a) Each of Company and its Subsidiaries, and, to Company’s Knowledge (except as set forth in written third party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of Company), any property in which Company or any of its Subsidiaries holds a security interest, is in material compliance with all local, state or federal environmental, health or safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“Environmental Laws”).

(b) There are no legal, administrative, arbitral or other proceedings, claims or actions pending, or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations that seek to impose or that could reasonably be expected to result in the imposition, on Company or any of its Subsidiaries, of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries, which liability or obligation would reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole. To the Knowledge of Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have or would reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole.

(c) Except as set forth in written third party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of Company, to the Knowledge of Company, during or prior to the period of (i) Company’s or any of its Subsidiaries’ ownership or operation of any property, (ii) Company’s or any of its Subsidiaries’ participation in the management of any property or (iii) Company’s or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole.

(d) Company is not subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing. There has been no written third-party environmental site assessment conducted since January 1, 2009 assessing the presence of hazardous materials located on any property owned or leased by Company or any Company Subsidiary that is within the possession or control of Company and its Affiliates as of the date of this Agreement that has not been delivered to Parent prior to the date of this Agreement.

3.19 Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Company and its Subsidiaries. Section 3.19 of the Disclosure Schedule contains a list of all insurance policies applicable and available to Company and its Subsidiaries with respect to its business or that are otherwise maintained by or for Company or its Subsidiaries (the “Company Policies”) (specifying policy type (e.g., whether such policy is claims-made), policy numbers, applicable deductible levels, policy periods, available limits of coverage, and information regarding any settlement or commutation of the same) and Company has provided true and complete copies of all such Company Policies to Parent. Except as set forth in Section 3.19 of the Disclosure Schedule, there is no claim for coverage by Company or any of its Subsidiaries pending under any of such Company Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Company Policies or in respect of which such underwriters have reserved their rights. Each Company Policy is in full force and effect and all premiums payable by Company or its Subsidiaries have been timely paid, by Company or its Subsidiaries, as applicable. Neither Company nor any of its Subsidiaries has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Company Policies.

3.20 Title to Property.

(a) Section 3.20(a) of the Disclosure Schedule lists (i) all real property owned by Company or any Company Subsidiary (the “Owned Real Property”); (ii) all leases, subleases, licenses or other contracts (including all amendments, modifications, and supplements thereto) pursuant to which Company or its Subsidiaries leases land and/or buildings, together with the real property rights (including security deposits), benefits and appurtenances pertaining thereto and rights in respect thereof, including ground leases (the “Real Property Leases”); and (iii) all leases, subleases, licenses or other use agreements between Company or any of its Affiliates, as landlord, sublandlord or licensor, and third parties with respect to Owned Real Property or Leased Premises, as tenant, subtenant or licensee (“Tenant Leases”), in each case including all amendments, modifications, and supplements thereto, and all such documentation has been made available to Parent on or prior to the date hereof.

(b) Except as would not be material to Company, Company or one of its Subsidiaries (i) has good and marketable title to all Owned Real Properties, free and clear of all Liens of any nature whatsoever, except (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (B) Liens for real property Taxes not yet due and payable, (C) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (D) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties ((A) through (C) collectively, “Permitted Encumbrances”) and (ii) has good and marketable leasehold interests in all parcels of real property leased to Company pursuant to the Real Property Leases (the “Leased Premises”), free and clear of all Liens of any nature created by Company or any of its Subsidiaries or, to the Knowledge of Company, any other Person, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Real Property Leases. Since the Balance Sheet Date, none of the Leased Premises or Owned Real Property has been taken by eminent domain (or to Company’s Knowledge is the subject of a pending or contemplated taking which has not been consummated). All of the land, buildings, structures, plants, facilities and other improvements leased or used by Company or any of its Subsidiaries in the conduct of Company’s or such Subsidiary’s business other than those items that comprise part of the Owned Real Property are included in the Leased Premises.

(c) Except as set forth in Section 3.20(c) of the Disclosure Schedule, no Person other than Company and its Subsidiaries has (or will have, at Closing) (i) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (ii) any right to use or occupy any portion of the Leased Premises. All buildings, structures, fixtures and appurtenances comprising part of the Owned Real Property are in good operating condition and have been well maintained, reasonable wear and tear excepted, and are in all material respects adequate and sufficient for the purposes to which they are used in the conduct of Company’s business. Company and its Subsidiaries do not use in its business any material real property other than the Owned Real Property and the Leased Premises.

(d) Each of the Real Property Leases and each of the Tenant Leases is valid and binding on Company or its applicable Subsidiary and is in full force and effect, without amendment (other than as disclosed in Section 3.14(b) of the Disclosure Schedule) and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or its Subsidiaries or, to the Knowledge of Company, with respect to the other parties thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder, except where such event of default would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(e) Company and its Subsidiaries have operated the Owned Real Property and the Leased Premises, and the continued operation of the Owned Real Property and the Leased Premises in the manner it is used in Company and its Subsidiaries’ business will be, in accordance in all material respects with all applicable Laws.

(f) Except as would not be material to Company, (i) Company and its Subsidiaries have good, valid and marketable title to all of the personal property of Company and its Subsidiaries consisting of the trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the business of Company and its Subsidiaries (“Personal Property”) and (ii) each of the leases under which Company or its Subsidiaries lease Personal Property is valid, and in full force and effect, without default thereunder by the lessee or, to the Knowledge of Company, the lessor.

3.21 Intellectual Property.

(a) Company and its Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens all material Intellectual Property used or held for use by Company and its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by Company and its Subsidiaries.

(b) Section 3.21(b) of the Disclosure Schedule lists all Company Intellectual Property that is the subject of a registration, issuance or pending application of Company or any of its Affiliates.

(c) Neither Company nor any of its Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Company, neither Company nor any of its Subsidiaries has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Company, no third party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property. Neither Company nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Company Intellectual Property with, third parties, or, except as set forth on Section 3.21(c) of the Disclosure Schedule, permits third parties to use any Company Intellectual Property rights. Except as set forth on Section 3.21(c) of the Disclosure Schedule, neither Company nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property.

(d) Neither Company nor any of its Subsidiaries is a party to any agreement to indemnify any Person against a claim of infringement of or misappropriation by any Company Intellectual Property.

(e) For the purposes of this Agreement, “Intellectual Property” shall mean any or all of the following and all rights in, arising out of or associated with: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and, in each case, any applications therefor, mask works, net lists, technology, web sites, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

3.22 Broker’s Fees. Neither Company nor any Company Affiliate has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except for Milestone Advisors, LLC, pursuant to an agreement a copy of which has been previously provided to Parent.

3.23 No Investment Adviser. Neither Company nor any Company Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

3.24 Loans.

(a) Each loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) payable to Company or its Subsidiaries (i) is evidenced by Loan Documentation that is true, genuine and what it purports to be and (ii) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an “Obligor”) thereunder, and is enforceable against the Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. For the purposes of this Agreement, “Loan Documentation” means all Loan files and all documents included in Company’s or any of its Subsidiaries’ file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

(b) The information with respect to each Loan set forth in the data storage disk produced by Company from its management information systems regarding the Loans and delivered to Parent prior to the date hereof (the “Loan Tape”), and, to the Knowledge of Company, any third-party information set forth in the Loan Tape is true, correct and accurate as of the dates specified therein, or, if no such date is indicated therein, as of July 31, 2012.

(c) (i) Section 3.24(c) of the Disclosure Schedule sets forth a list of all Loans as of the date hereof by Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Company or any of its Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(d) Each Loan payable to Company or its Subsidiaries (i) was originated or purchased by Company or its Subsidiaries and its principal balance as shown on Company’s books and records is true and correct as of the date indicated therein, (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor and (iii) complies, and at the time the Loan was originated or purchased by Company or its Subsidiaries complied, including as to the Loan Document related thereto, in all material respects with all applicable requirements of federal, state and local Laws.

(e) Each outstanding Loan (including Loans held for resale to investors) payable to Company or its Subsidiaries has been solicited and originated and is administered and serviced (to the extent administered and serviced by Company or a Company Subsidiary), and during the period of time in which such Loan was originated, held or serviced by Company or its Subsidiaries, the relevant Loan Documentation was maintained, in all material respects in accordance with Company’s or its Subsidiary’s underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and customary industry practices and with all applicable requirements of federal, state and local Laws.

(f) With respect to each Loan payable to Company or its Subsidiaries that is secured, Company or its Subsidiary has a valid and enforceable Lien on the collateral described in the documents relating to such Loan, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity).

(g) Except as set forth in Section 3.24(g) of the Disclosure Schedule, none of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(h) Company’s allowance for loan losses as of the Balance Sheet Date was in compliance with Company’s methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

(i) Section 3.24(i) of the Disclosure Schedule identifies each Loan payable to Company or its Subsidiaries that (i) as of July 31, 2012 (A) was on non-accrual status, (B) where the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (C) where a specific reserve allocation existed in connection therewith, (D) which was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 or (E) that was contractually past due 90 days or more in the payment of principal and/or interest, or (ii) as of the date of this Agreement is classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import. For each Loan identified in response to clauses (i) or (ii) above, Section 3.24(i) of the Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of July 31, 2012.

(j) Each of Company and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local Laws, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

(k) To the Knowledge of Company, each Loan included in a pool of Loans originated, acquired or serviced by Company or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable Laws, except where the time for certification or recertification has not yet expired. To the Knowledge of Company, no Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

(l) Section 3.24(l) of the Disclosure Schedule sets forth a true, complete and correct list of each third party providing loan servicing to Company or any of its Subsidiaries as of July 31, 2011 and the aggregate balance of Loans serviced by each such servicer for Company or any of its Subsidiaries as of such date. To the Knowledge of Company, all Loans serviced by third parties for Company or any of its Subsidiaries have been serviced in accordance with all applicable Laws and regulations.

3.25 Related Party Transactions.

(a) Section 3.25(a) of the Disclosure Schedule identifies all agreements or arrangements between Company or any Company Subsidiary, on the one hand, and any shareholder (which to Company’s Knowledge beneficially owns 5% or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries), on the other hand, and all agreements or arrangements pursuant to which any shareholder (which to Company’s Knowledge beneficially owns 5% or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries) is a party and Company or any Company Subsidiary receives services or goods, including any such agreements or arrangements between any direct or indirect wholly owned Company Subsidiary, on the one hand, and any non-wholly owned Company Subsidiary, on the other hand. No relationship, direct or indirect, exists between or among Company and its Subsidiaries or any of their respective Affiliates, on the one hand, and any director, officer, member, shareholder, customer or supplier of Company or any of its Affiliates, on the other hand, which would be required by the Securities Act to be disclosed in a registration statement on Form S-1 pursuant to Item 404 of Regulation S-K under the Securities Act. As used in this Agreement, “Affiliate” means (unless otherwise specified), with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and “control,” with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(b) No shareholder or Affiliate of Company (other than Company and its Subsidiaries) owns any material property or asset used in the conduct of the business of Company and its Subsidiaries.

3.26 Takeover Laws. The board of directors of Company has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law (such laws, collectively “Takeover Provisions”).

3.27 Approvals. As of the date of this Agreement, Company knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.28 Company Information. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Proxy Statement or in the Form S-4, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the stockholders of Company or at the time the Company stockholders vote on the matters constituting the Requisite Shareholder Approval or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Company in this Section 3.28 with respect to statements made or incorporated by reference therein based on information supplied by Parent or Beach in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Form S-4 or such other applications, notifications or other documents. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. If at any time prior to the Effective Time any event should be discovered by Company which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, Company shall promptly so inform Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as (i) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Parent delivered herewith (the “Parent Disclosure Schedule”) (provided that each exception set forth in the Parent Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)) or (ii) disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Parent prior to the date hereof and on or after the date on which Parent filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Parent hereby represents and warrants to Company as follows:

4.1 Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of the articles of incorporation and bylaws of Parent, as in effect as of the date of this Agreement, have previously been delivered by Parent to Company. Parent is not in violation of any of the provisions of its articles of incorporation or bylaws, each as amended.

4.2 Capitalization. The authorized capital stock of Parent consists of (a) 200,000,000 shares of Parent Common Stock, of which, as of August 16, 2012 (the “Parent Capitalization Date”), 10,612,592 shares of Parent Voting Common Stock are issued and outstanding, 1,090,061 shares of Parent Non-Voting Common Stock are issued and outstanding and 1,169,301 shares of Parent Common Stock are held in treasury and (b) 50,000,000 shares of Parent Preferred Stock, 32,000 of which are designated as Parent Series A Preferred Stock. All of the Parent Series A Preferred Stock is issued and outstanding as of the Parent Capitalization Date. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the Parent Capitalization Date, there were 918,569 shares of Parent Common Stock reserved for issuance upon exercise of options granted as employment inducement awards, as founders options and under Parent’s equity compensation plans (the “Parent Options”). As of the

Parent Capitalization Date, except pursuant to (i) this Agreement; (ii) outstanding warrants to purchase, in the aggregate, 4,248,360 shares of Parent Common Stock; and (iii) the Parent Options, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Parent, or otherwise obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. As of the Parent Capitalization Date, no Voting Debt of Parent is issued or outstanding. The shares of Parent Common Stock to be issued pursuant to the Merger, if any, will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Parent. No other corporate proceedings (including any approvals of Parent’s stockholders) on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent. Assuming due authorization, execution and delivery by Company, this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the articles of incorporation or bylaws of Parent or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to, either individually or in the aggregate, have a Parent Material Adverse Effect.

4.4 Consents and Approvals. Except for (a) the regulatory approvals and non-objections described in Section 3.4, (b) compliance with any applicable requirements of the Exchange Act and the Securities Act, (c) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CGCL and with the DFI pursuant to the CFC, (d) if required, any approvals or filings required by the HSR Act and the expiration or termination of any waiting periods thereunder, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock, if any, pursuant to this Agreement and (f) approval of listing of such Parent Common Stock, if any, on the NASDAQ, no consents, approvals or authorizations of or filings or registrations with any Governmental Entity, or of or with any third party, are required to be made or obtained by Parent or any of its Subsidiaries in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the transactions contemplated hereby, except for such consents, approvals, authorizations, filings or registrations that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) There is no injunction, order, judgment or decree imposed upon Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.6 Absence of Certain Changes. Since December 31, 2011, there has not been a Parent Material Adverse Effect.

4.7 Reports.

(a) Parent and each of its Subsidiaries have filed (or furnished, as applicable) all Reports that they were required to file (or furnish, as applicable) since December 31, 2009 and prior to the date hereof with the Regulatory Agencies and each other applicable Governmental Entity, and all other Reports required to be filed (or furnished, as applicable) by them since December 31, 2009 and prior to the date hereof, including any report or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, (i) except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of Parent, examination or investigation by, any Regulatory Agency into the business or operations of Parent or any of its Subsidiaries and (ii) there are no unresolved violations, criticisms or exceptions by any Regulatory Agency with respect to any Report relating to any examinations of Parent or any of its Subsidiaries.

(b) No final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the Securities and Exchange Commission (the “SEC”) by Parent pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 31, 2009 and prior to the date of this Agreement (the “Parent SEC Reports”) at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

4.8 Financial Statements. The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports filed with (but not furnished to) the SEC (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount and the absence of notes); (ii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

4.9 Compliance with Applicable Law. Parent and each of its Subsidiaries and each of their employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with, and are not and have not been in violation of, any applicable Law, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and neither Company nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above, except for such violations would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Except as set forth on Section 4.9 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment which would, individually or in the aggregate, have a Parent Material Adverse Effect, or has received any written communication contemplating any of the foregoing. Each insured depository Subsidiary of Parent is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and “well managed” (as that term is defined at 12 C.F.R. 225.2(s) or the relevant regulation of the institution’s primary bank regulator), and the institution’s rating under the CRA is no less than “satisfactory.”

4.10 Tax Matters. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.11 Broker’s Fees. Except for FIG Partners, LLC, neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.12 Parent Information. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement or in the Form S-4, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the stockholders of Company or at the time the Company stockholders vote on the matters constituting the Requisite Shareholder Approval or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Parent in this Section 4.12 with respect to statements made or incorporated by reference therein based on information supplied by Company in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Form S-4 or such other applications, notifications or other documents. If at any time prior to the Effective Time any event should be discovered by Parent which should be set forth in an amendment to the Form S-4 or a supplement to the Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, Parent shall promptly so inform Company.

4.13 Financial Ability. Parent will have as of the Closing Date sufficient funds available for it to pay the Aggregate Cash Consideration as contemplated hereby.

4.14 Agreements with Regulatory Agencies. Other than as set forth in Section 4.14 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor does Parent have Knowledge of any pending or threatened regulatory investigation or other action by any Regulatory Agency or other Governmental Agency that could reasonably be expected to lead to the issuance of any such Parent Regulatory Agreement.

4.15 Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice (b) use reasonable best efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Governmental Entities and its current relationships with its customers, regulators, employees and other persons with which it has business or other relationships and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Forbearances of Company. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Disclosure Schedule or as expressly required by this Agreement, Company shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of Parent:

(a) (i) create or incur any indebtedness for borrowed money (other than acceptance of deposits, FHLB advances, purchases of Federal funds, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions), or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in the case of this clause (ii), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

(b) (i) adjust, split, combine or reclassify any capital stock or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution (except for (A) dividends paid in the ordinary course of business by any direct or indirect wholly owned Company Subsidiary to Company or any other direct or indirect wholly owned Company Subsidiary or (B) regular quarterly cash dividends on the Company Series C Preferred Stock in accordance with the terms thereof with record and payment dates consistent with past practice; provided that no quarterly dividend will be declared with respect to the quarter in which the Effective Time occurs unless the Effective Time is after the record date for such quarter) or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any stock appreciation rights, restricted stock units or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock, (iv) issue or commit to issue any additional shares of capital stock of Company or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any Company Subsidiary or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(c) sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person other than a direct or indirect wholly owned Company Subsidiary, except (i) subject to paragraph (k) of this Section 5.2, sales of Loans, Loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Company or (ii) as expressly required by contracts or agreements in force at the date of this Agreement that are set forth in Section 5.2(c) of the Disclosure Schedule;

(d) (i) acquire direct or indirect control over any business or Corporate Entity, whether by stock purchase, merger, consolidation or otherwise, or (ii) make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of Company;

(e) except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof (i) enter into, adopt or terminate any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Company or any of its Subsidiaries, (ii) amend any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Company or any of its Subsidiaries in a manner that would result in any increase in cost, (iii) increase the compensation or benefits payable to any such individual (including the payment of any amounts to any such individual not otherwise due) (other than any annual base compensation raises in the ordinary course of business consistent with past practice to employees other than senior executive officers of not more than 5% per annum), (iv) grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, (v) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to Company or any of its Subsidiaries, (vi) provide any funding for any rabbi trust or similar arrangement or (vii) hire, transfer, promote or terminate the employment of any employee of Company or any of its Subsidiaries who has a target annual compensation of $75,000 or more;

(f) (i) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages where the settlement payments not covered by insurance do not exceed $100,000 individually or $200,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims or (ii) agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(g) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.2(f), in the ordinary course of business and consistent with past practice;

(h) (i) make any change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by changes in GAAP as concurred in by Vavrinek, Trine, Day & Co., LLP or McGladrey LLP, its independent auditors or (ii) except as may be required by GAAP and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

(i) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(j) adopt or implement any amendment to its articles of incorporation or any changes to its bylaws or comparable organizational documents;

(k) materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(l) enter into, modify, amend or terminate any contract of the sort required to be disclosed pursuant to Section 3.14, other than in the ordinary course of business consistent with past practice; provided that in no event shall Company or any Company Subsidiary enter into, modify, amend or terminate any contract of the sort required to be disclosed pursuant to Section 3.14(a) (iii), (iv), (vi), (vii), (x), (xi) or (xiii) or that calls for aggregate annual payments of $100,000 or more;

(m) change in any material respect the credit policies and collateral eligibility requirements and standards of Company;

(n) fail to use reasonable best efforts to take any action that is required by a Company Regulatory Agreement, or take any action that violates a Company Regulatory Agreement;

(o) except as required by applicable Law, regulation or policies imposed by any Governmental Entity, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans;

(p) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Company or any Company Subsidiary;

(q) make, or commit to make, any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than as disclosed in Company’s capital expenditure budget set forth in Section 5.2(q) of the Disclosure Schedule;

(r) without previously notifying and consulting with Parent (through Parent’s Chief Credit Officer, Chief Executive Officer or such other representative as may be designated by Parent), make or acquire any Loan or issue a commitment (or renew or extend an existing commitment), except to the extent approved by Company and committed to, in each case prior to the date hereof and set forth in Section 5.2(a) of the Disclosure Schedule, for any Loan relationship aggregating in excess of $1,500,000 or amend or modify in any material respect any existing Loan relationship, that would result in total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $1,500,000;

(s) [reserved]

(t) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

(u) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(v) agree to, or make any commitment to, take, or adopt any resolutions of the board of directors of Company in support of, any of the actions prohibited by this Section 5.2; or

(w) take any action that would or would be reasonably likely to result in Company Closing Expenses in excess of $2,850,000.

5.3 Covenants of Parent. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.3 of the Parent Disclosure Schedule or as expressly required by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of Company:

(a) Except in connection with the issuance of the Parent Series B Preferred Stock pursuant to Section 1.7(c), amend its articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock or that would materially impede Parent’s ability to consummate the transactions contemplated by this Agreement;

(b) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

(c) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(d) agree to, or make any commitment to, take, or adopt any resolutions of the board of directors of Parent in support of, any of the actions prohibited by this Section 5.3;

provided, that nothing in this Agreement shall be construed to prohibit Parent or any its Subsidiaries from taking any necessary or appropriate actions in connection with participation in the Small Business Lending Fund of the United States Department of the Treasury.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Each of Parent and Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated hereby (including, for purposes of this Section 6.1, actions required in order to continue any contract or agreement of Company or its Subsidiaries following the Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). The parties hereto shall cooperate with each other and prepare and file, as promptly as practicable after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act or any other antitrust or competition Law), to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals. Without limiting the generality of the forgoing, Parent and Beach will use commercially reasonable efforts to file the required applications seeking approval of the Merger with the FDIC and the DFI no later than forty-five (45) days from the date hereof. Each of Parent and Company shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything set forth in this Agreement, under no circumstances shall Parent or Beach be required, and Company and its Subsidiaries shall not be permitted (without Parent’s written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition or restriction, involving Parent, Company or their respective Subsidiaries pursuant to this Section 6.1 or otherwise in connection with obtaining the foregoing actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals, that would have, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or a Parent Material Adverse Affect in respect of Parent, or Company and its Subsidiaries taken as a whole, in each case measured on a scale relative to Company and its Subsidiaries taken as a whole (a “Materially Burdensome Regulatory Condition”); provided that, if requested by Parent, then Company and its Subsidiaries will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Company and its Subsidiaries only in the event the Closing occurs.

(b) Subject to applicable Laws relating to the exchange of information, Parent and Company shall, upon request, furnish each other with all information concerning Parent, Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Parent and Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(c) Subject to applicable Law (including applicable Laws relating to the exchange of information), Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law, (i) each of Parent and Company shall promptly furnish the other with copies of notices or other communications received by it or any of its Subsidiaries (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, (ii) each of Parent and Company shall provide the other a reasonable opportunity to review in advance, and to the extent practicable accept the reasonable comments of the other in connection with, any proposed nonconfidential written communication to, including any filings with, any Governmental Entity, in each case subject to applicable Laws relating to the exchange of information and (iii) Company shall consider in good faith Parent’s views with respect to, and confer in good faith with Parent to resolve, any disagreement as to strategy with respect to any communication by Company or any of its Subsidiaries with any Governmental Entity or third party relating to the transactions contemplated by this Agreement. Company shall not, and shall cause its Subsidiaries to not, participate in any meeting or substantive discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with Parent in advance and, to the extent not prohibited by applicable Law, gives Parent the opportunity to attend and participate. Any such disclosures or rights to participate may be made on an outside counsel-only basis to the extent required under applicable Law.

6.2 Access to Information.

(a) Subject to the Confidentiality Agreement, Company agrees to provide Parent and its Representatives, from time to time prior to the Effective Time, such information as Parent shall reasonably request with respect to Company and its Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties, books and records and personnel of Company and its Subsidiaries as Parent shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company or its Subsidiaries.

(b) Parent and Company shall comply with, and shall cause their respective Representatives, directors, officers and employees to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

6.3 SEC Filings and Shareholder Approval.

(a) Company and Parent shall as promptly as practicable prepare and file with the SEC a proxy statement/prospectus relating to the Company Shareholders Meeting (the “Proxy Statement”). Company and Parent shall as promptly as practicable prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and Parent and Company shall use their respective reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable after filing. The Proxy Statement, and any amendment or supplement thereto, shall, except in the case of a withdrawal or modification of the Company Board Recommendation expressly permitted by Section 6.3(b), include the Company Board Recommendation. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. If, at any time prior to the receipt of the Requisite Shareholder Approval, any event occurs with respect to Company, Parent or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, such party shall promptly notify the other party of such event, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the stockholders of Company. Without limiting the foregoing, Company and Parent shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder, and shall cooperate in seeking timely to obtain any actions, consents, approvals or waivers, and in making any filings or furnishings of information, required in connection therewith (including in connection with the Proxy Statement and the Form S-4).

(b) Company shall take all action necessary in accordance with the CGCL and the Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Requisite Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Company Shareholders Meeting”), and, except in the case of a withdrawal or modification of the Company Board Recommendation expressly permitted by Section 6.3(b), shall solicit, and use its reasonable best efforts to obtain, the Requisite Shareholder Approval thereat. Except as expressly provided in the immediately following sentence, the board of directors of Company shall (i) recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated herein (the “Company Board Recommendation”), (ii) include the Company Board Recommendation in the Information and Proxy Statement and (iii) not approve, agree to or recommend, or propose to approve, agree to or recommend, any Acquisition Proposal or Alternative Transaction. The board of directors of Company shall be permitted (x) not to recommend to Company’s shareholders that they give the Requisite Shareholder Approval or

(y) to otherwise withdraw or modify in a manner adverse to Parent the Company Board Recommendation, in each case only (A) if after receiving an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal, the board of directors of Company determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of such Superior Proposal, the board of directors would be in violation of its fiduciary duties under applicable law if it failed to withdraw or modify the Company Board Recommendation, (B) after the fifth Business Day following delivery by Company to Parent of written notice advising Parent that the board of directors of Company intends to resolve to so withdraw or modify the Company Board Recommendation absent modification of the terms and conditions of this Agreement; (C) if, assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by Parent during such five (5) Business Day period, such Acquisition Proposal would nonetheless continue to constitute a Superior Proposal; and (D) if Company has complied with its obligations set forth in this Section 6.3(b) (and, if applicable, Section 6.3(c)) and Section 6.9; provided, however, that following each and every material revision to such Superior Proposal, Company shall be required to deliver a new written notice to Parent in accordance with this Section 6.3(b) and to again comply with the requirements of this Section 6.3(b); provided, further, that (1) nothing in this Section 6.3(b) shall be interpreted to excuse Company and its Board of Directors from complying with its unqualified obligation to submit this Agreement to its shareholders at the Company Shareholders Meeting or (except as expressly provided in Section 6.3(c)) the Second Company Shareholders Meeting and (2) Company shall not submit to the vote of its stockholders any Acquisition Proposal or Alternative Transaction other than the Merger. Without limiting the foregoing, if the board of directors of the Company has withdrawn or modified the Company Board Recommendation as expressly permitted by Section 6.3(b), then the board of directors of Company may submit this Agreement to Company’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Company may communicate the basis for its lack of a recommendation to Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable law. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal that (x) is obtained not in breach of this Agreement for all of the outstanding shares of Company Common Stock, on terms that the board of directors of Company determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement (including any proposal by Parent to adjust the terms and conditions of this Agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and this Agreement) are more favorable from a financial point of view to its stockholders than the Merger, (y) is reasonably likely to receive all necessary regulatory approvals and be consummated and (z) does not contain any condition to closing or similar contingency related to the ability of the party making such proposal to obtain financing.

(c) If an Acquisition Proposal (the terms and conditions of which are more favorable from a financial point of view to Company’s stockholders than the Merger) shall have been communicated to or otherwise made known to the shareholders of Company and thereafter Company shall have failed to obtain the Requisite Shareholder Approval at the Company Shareholders Meeting, then, unless this Agreement shall have been terminated pursuant to its terms, if, during the ten (10) Business Day period following such failure to obtain the Requisite Shareholder Approval, Parent proposes to adjust the terms and conditions of this Agreement such that the transactions contemplated herein (as adjusted) would be no less favorable from a financial point of view to Company’s stockholders than such Acquisition Proposal, Company shall (i) resubmit the transaction to Company’s shareholders at a second duly called, noticed, convened and held meeting of Company’s shareholders for the purpose of obtaining the Requisite Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Second Company Shareholders Meeting”), with the timing of the Second Company Shareholders Meeting to be determined at the reasonable request of Parent and (ii) again otherwise comply with Section 6.3(b) as if the Second Company Shareholders Meeting were the Company Shareholders Meeting; provided, that if (1) prior to the Company Shareholders Meeting the board of directors of the Company shall have taken (and not reversed or withdrawn) in accordance with Section 6.3(b) any of the actions contemplated by clauses (x) and/or (y) of the third sentence of Section 6.3(b); (2) assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by Parent during the ten (10) Business Day period following the failure to obtain the Requisite Shareholder Approval at the Company Shareholders Meeting, the applicable Acquisition Proposal underlying the Company board of directors’ actions described in clause (1) above would nonetheless continue to constitute a Superior Proposal; and (3) Company has complied with its obligations set forth in Section 6.3(b), this Section 6.3(c) and Section 6.9, then Company shall thereafter no longer be bound by the provisions of this Section 6.3(c) (for the avoidance of doubt, without limiting in any respect any other provision of this Agreement) (a “No-Match Event”).

6.4 Public Disclosure. Parent and Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and Company. Thereafter, Company and Parent will consult with and provide each other the reasonable notice of any press release or other public (or non-confidential) statement or comment prior to the issuance of such press release or such other statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or such other statement or comment prior to such notice except as may be required by applicable Law. In addition, Company shall not issue any such press release or such other statement or comment without the prior approval of Parent (which approval shall not be unreasonably withheld or delayed), except as may be required by applicable Law.

6.5 Employee Benefit Matters.

(a) From the Closing Date through the first anniversary thereof, Parent shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are actively employed by Company and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Parent or its Subsidiaries; and (ii) until such time as Parent shall cause Covered Employees to participate in the employee benefit plans and receive compensation opportunities that are made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans, and continued opportunity to be eligible for compensation under the plans, of Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in any different Parent plans may commence at different times).

(b) To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than Company or its Subsidiaries), Parent shall cause such employee benefit plan to recognize the service of such Covered Employee with Company or its Subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan and (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care plan of Parent or any of its Subsidiaries (other than Company and its Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (x) cause any preexisting condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any health care expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries.

(c) Without limiting the generality of Section 9.12, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with the Parent or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries), or constitute or create an employment agreement with any employee.

6.6 Additional Agreements. Subject to the terms and conditions of this Agreement, each of Company and Parent agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent’s sole expense, take all such necessary action as may be reasonably requested by Parent.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of the Surviving Corporation and Parent shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, an officer or director of Company (each, a “Company Indemnified Party”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of the Surviving Corporation, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a “Claim”), in which a Company Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Company or a Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under the Company Articles of Incorporation or Company Bylaws to the extent permitted by applicable Law. The Surviving Corporation shall pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such proceeding to each Company Indemnified Party to the full extent permitted by applicable state or federal Law upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification under this Section 6.7(a).

(b) Any Company Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.7, upon learning of any Claim, shall promptly notify Parent and the Surviving Corporation thereof. In the event of any such Action (whether arising before or after the Effective Time), (i) Parent or the Surviving

Corporation shall have the right to assume the defense thereof and neither Parent nor the Surviving Corporation shall be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Company Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Parent or the Surviving Corporation and the Company Indemnified Parties, the Company Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Parties promptly as statements therefor are received; provided that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Company Indemnified Parties in any jurisdiction; (ii) the Company Indemnified Parties will cooperate in the defense of any such Claim; and (iii) neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent; and provided, further, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Company Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Parent shall, or shall cause the Surviving Corporation to, use its reasonable best efforts (and Company shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six (6) years after the Effective Time Company’s existing directors’ and officers’ liability insurance policy (provided that Parent or the Surviving Corporation may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Company given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided that neither Parent nor the Surviving Corporation shall be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Company’s directors and officers, 250% of the annual premium payments on Company’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent or the Surviving Corporation shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, Parent, or Company with the prior written consent of Parent (not to be unreasonably withheld) (in the case of the Company, with an aggregate cost not to exceed $100,000), may obtain on or prior to the Effective Time, a six (6)-year “tail” prepaid policy providing equivalent coverage to that described in this Section 6.7(c).

(d) The provisions of this Section 6.7 are intended to be for the benefit of and shall be enforceable by, each Company Indemnified Party and their respective heirs and representatives.

6.8 Listing and Quotation. If Parent Voting Common Stock is to be issued as part of the Merger Consideration upon consummation of the Merger, Parent shall use its reasonable best efforts to list, prior to the Effective Time, on the NASDAQ, subject to official notice of issuance, the shares of Parent Voting Common Stock to be issued as Merger Consideration to the holders of Company Common Stock in connection with the Merger, and Parent shall give all notices and make all filings with the NASDAQ required in connection with the transactions contemplated herein.

6.9 No Solicitation.

(a) Company shall not, and shall cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each, a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage or facilitate (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock

(including, by way of a tender offer) or similar transactions involving Company or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or Acquisition Proposal or (iii) enter into any agreement regarding any Alternative Transaction or Acquisition Proposal; provided, however, that, in the event that (x) Company shall receive a Superior Proposal that was not solicited by it and did not otherwise result from a breach of this Agreement, (y) prior to receipt of the Requisite Shareholder Approval, the board of directors of Company determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of such Superior Proposal, if Company fails to participate in such discussions or negotiations with, or provide such information to, the party making the Superior Proposal, the board of directors of Company would be in violation of its fiduciary duties under applicable law, and (z) Company has given Parent at least five (5) Business Days’ notice of its intention to do so, Company may (A) furnish information with respect to it and its Subsidiaries to the party making such Superior Proposal pursuant to a customary confidentiality agreement containing terms no less restrictive to the party making the Superior Proposal than the terms contained in the Confidentiality Agreement; provided that a copy of all such written information is simultaneously provided to Parent, and (B) participate in discussions regarding such Superior Proposal.

(b) As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) other than Parent or its Affiliates, directly or indirectly, acquires or would acquire more than twenty (20) percent of the outstanding shares of Company Common Stock or outstanding voting power of Company, or more than twenty (20) percent of the outstanding shares or voting power of any other series or class of capital stock of Company that would be entitled to a class or series vote with respect to the Merger, whether from Company, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving Company (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) other than Parent or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Company Subsidiaries and securities of the entity surviving any merger or business combination involving any Company Subsidiary) of Company or any of its Subsidiaries representing more than twenty (20) percent of the fair market value of all the assets, deposits, net revenues or net income of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least eighty (80) percent of each of the outstanding shares of Company Common Stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Company Common Stock immediately prior to the consummation thereof.

(c) Company shall notify Parent promptly (but in no event later than one Business Day) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for non-public information relating to Company or any of its Subsidiaries or for access to the properties, books or records of Company or any of its Subsidiaries by any Person that has made, or to Company’s Knowledge may be considering making, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of Company or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request.

(d) Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing. Company agrees not to, and to cause its Subsidiaries not to, release any third party from, and agrees to enforce, the confidentiality and standstill provisions of any agreement to which Company or its Subsidiaries is a party that remains in effect as of the date hereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

(e) Nothing contained in this Agreement shall prohibit the board of directors of Company from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a)(2)-(3) under the Exchange Act; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a modification of the Company Board Recommendation in a manner adverse to Parent unless the board of directors of Company expressly and concurrently reaffirms the Company Board Recommendation.

6.10 Closing Date Balance Sheet. No later than three (3) Business Days prior to the Closing Date, Company shall deliver to Parent the unaudited consolidated balance sheet of Company and its Subsidiaries, in form and substance satisfactory to Parent, as of the close of business on the last Business Day of the calendar month immediately preceding the Closing Date (the “Closing Date Balance Sheet”). The Closing Date Balance Sheet shall (a) fairly present in all material respects the assets, liabilities and tangible common equity of Company and its Subsidiaries as of the date of the Closing Date Balance Sheet, (b) be prepared in a manner consistent with the balance sheets included in the Company Financial Statements, in accordance with either GAAP or regulatory accepted accounting procedures pursuant to Regulatory Agency requirements, as applicable, consistently applied and (c) be prepared from, and be in accordance with, the books and records of Company and its Subsidiaries.

6.11 Notification of Certain Matters. Each of Company and Parent shall give prompt notice to the other of any fact, change, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, changes, events and circumstances known to it, to have or to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein.

6.12 Takeover Provisions. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Provision, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Provision, as now or hereafter in effect.

6.13 Shareholder Litigation. Company and Parent shall provide each other with prompt notice of any shareholder litigation against Company or Parent and/or their respective directors or affiliates relating to the transactions contemplated by this Agreement. In the event of any such litigation against Company or any of its directors or affiliates, Company shall give Parent the opportunity to participate in the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.14 Existing Business Relationships. Company shall use its good faith efforts to ensure that its officers and directors continue their banking relationships with Company (including following the Closing, with Company or its Affiliates), to the same extent as exists on the date hereof.

6.15 Loan Documentation. Company shall use all commercially reasonable efforts to fully correct, remedy and otherwise resolve any fact or circumstance Known (for the avoidance of doubt, or become Known) to Company that has resulted, or could reasonably be expected to result, in any Loan that (i) is not evidenced by Loan Documentation that is true, genuine and what it purports to be, (ii) does not represent the valid and legally binding obligation of the Obligor thereunder or (iii) is not enforceable against the Obligor in accordance with its terms (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles), such that the applicable Loan or Loan Documentation fully complies with Section  3.24 hereof.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Common Shareholder Approval. The Common Shareholder Approval shall have been obtained.

(b) Preferred Shareholder Approval. The Preferred Shareholder Approval shall have been obtained; provided, that if the Preferred Shareholder Approval shall not have been obtained by the date that is six (6) weeks following the date on which all other conditions set forth in this Section 7.1 and in Sections 7.2 and 7.3 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing), Parent and its Subsidiaries shall use reasonable best efforts to, as promptly as practicable and to the extent permitted under applicable Law and by the terms of the Company Series C Preferred Stock, arrange for the redemption, repurchase or repayment of the outstanding shares of Convertible Preferred Stock for cash (to be conditioned upon, and consummated substantially simultaneously with, the Closing), and upon such redemption, repurchase or repayment, the condition set forth in this Section 7.1(b) shall be deemed satisfied.

(c) Regulatory Approvals. All Regulatory Approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated (and, in the case of the obligation of Parent to effect the Closing, no such Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Materially Burdensome Regulatory Condition).

(d) No Injunctions or Restraints; Illegality. No order, injunction, decree or judgment issued by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e) Exchange Listing. If Parent Voting Common Stock is to be issued as part of the Merger Consideration upon consummation of the Merger, the shares of such Parent Voting Common Stock to be issued as Merger Consideration shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(f) Form S-4. If Parent Voting Common Stock is to be issued as part of the Merger Consideration upon consummation of the Merger, the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 nor shall proceedings for that purpose have been threatened.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Closing is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Company set forth in Section 3.1, Section 3.2, Section 3.3(a), Section 3.3(b)(i), Section 3.8(c) and Section 3.22 of the Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (ii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Opinion of Tax Counsel. Parent shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of Parent, Company and Beach.

(e) Closing Date Balance Sheet. Company shall have delivered to Parent the Closing Date Balance Sheet in accordance with the terms and conditions of Section 6.10.

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Closing is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 4.3(a) and Section 4.3(b)(i) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Opinion of Tax Counsel. Company shall have received an opinion from Katten Muchin Rosenman LLP, special counsel to Company, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Katten Muchin Rosenman LLP may require and rely upon representations contained in letters from each of Parent, Company and Beach.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company:

(a) by mutual written consent of Company and Parent;

(b) by either Company or Parent, if the Closing shall not have occurred on or before End Date (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c) by either Company or Parent, if any Regulatory Approval required to be obtained pursuant to Section 7.1(b) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d) by Company, if Parent has breached or is in breach of any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Parent, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to Parent or by its nature or timing cannot be cured within such time period;

(e) by Parent, if Company has breached or is in breach of any representation, warranty, covenant or agreement on the part of Company contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Company, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to Company or by its nature or timing cannot be cured within such time period;

(f) by Parent, if Company has (i) failed to make the Company Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Parent, (ii) failed to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten (10) Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed, (iii) failed to comply with its obligations under Section 6.3(b), 6.3(c) or 6.9 or (iv) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), an Alternative Transaction or Acquisition Proposal involving Company; or

(g) (i) by Parent, if the Common Shareholder Approval shall not have been obtained at the Company Shareholders Meeting, (ii) by Parent or Company, if the Common Shareholder Approval shall not have been obtained at the Company Shareholders Meeting and a No-Match Event shall have occurred and (iii) by Parent or Company, if the Common Shareholder Approval shall not have been obtained at the Second Company Shareholders Meeting.

8.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i) Section 6.2(b) (Access to Information (Confidentiality)), Section 6.4 (Public Disclosure), Section 8.1

(Termination), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fee), Section 8.4 (Amendment), Section 8.5 (Extension; Waiver), and Article IX (General Provisions) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.

8.3 Termination Fee.

(a) In the event that (i) an Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or board of directors of Company, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving Company after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Parent or Company pursuant to Section 8.1(b) (if the Common Shareholder Approval has not theretofore been obtained) or (B) by Parent pursuant to Section 8.1(e) and (iii) prior to the date that is twelve (12) months after the date of such termination Company consummates an Alternative Transaction (for purposes of this Section 8.3, substituting in the definition of Alternative Transaction, forty percent (40%) in place of references to twenty percent (20%) and substituting sixty percent (60%) in place of references to eighty percent (80%)) or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Alternative Transaction, then Company shall on the earlier of the date an Alternative Transaction is consummated or any such letter executed or agreement entered into, as applicable, pay Parent a fee equal to $2,000,000 (the “Termination Fee”) by wire transfer of immediately available funds.

(b) In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.1(f), (ii) by (x) Parent pursuant to Section 8.1(g)(i) or (y) Parent or Company pursuant to Section 8.1(g)(iii) and (for the avoidance of doubt, unless in either case of clause (x) or clause (y), prior to the Company Shareholders Meeting or the Second Company Shareholders Meeting, as applicable, any of the events described in clauses (i) through (iv) of Section 8.1(f) shall have occurred) prior to the date that is twelve (12) months after the date of such Company Shareholders Meeting or Second Company Shareholders Meeting, as applicable, Company consummates an Alternative Transaction or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Alternative Transaction, or (iii) by Parent or Company pursuant to Section 8.1(g)(ii), then Company shall pay Parent the Termination Fee by wire transfer of immediately available funds on the date of termination.

(c) In event that the Termination Fee is payable under this Section 8.3, Company shall also reimburse Parent for all of its out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated herein, including fees and expenses of accountants, financial advisors and attorneys, and costs and expenses otherwise allocated to Parent pursuant to Section 9.2.

(d) Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails promptly to pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, Parent commences a suit which results in a judgment against Company for the fee set forth in this Section 8.3, Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

8.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Parent and Company; provided, however, after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law; and provided, further, that this Agreement may not be amended except by an instrument in writing signed on behalf of Parent and Company.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to exercise any right or to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

ARTICLE IX

GENERAL PROVISIONS

9.1 No Survival of Representations and Warranties and Agreements. None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

9.2 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

9.3 Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Company, to:

The Private Bank of California

10100 Santa Monica Boulevard, Suite 2500

Los Angeles, California 90067

Attention: David R. Misch

Fax: (410) 286-6609

with a copy to:

King, Holmes, Paterno & Berliner

1900 Avenue of the Stars, 25th Floor

Los Angeles, California 90067

Attention: Keith T. Holmes, Esq.

Fax: (310) 282-8903

(b)	if to Parent or Beach, to:

First PacTrust Bancorp, Inc.

18500 Von Karman Avenue, Suite 1100

Irvine, California 92612

Attention: Gregory A. Mitchell

Fax: (619) 691-1350

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Matthew M. Guest, Esq.

Fax: (212) 403-2000

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid or (iv) one (1) Business Day after being deposited with a reputable overnight courier.

9.4 Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule or the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule or the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule or the Parent Disclosure Schedule is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the Disclosure Schedule and the Parent Disclosure Schedule, other Schedules and other documents and the instruments referred to herein), the Voting and Support Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.7 Governing Law; Venue; WAIVER OF JURY TRIAL.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of California, without regard to any applicable conflicts of law.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in Los Angeles County (the “California Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the California Courts, (ii) waives any objection to laying venue in any such action or proceeding in the California Courts, (iii) waives any objection that the California Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.3.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the extent permitted by Law at the time of institution of the applicable litigation, any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) each party understands and has considered the implications of this waiver; (iii) each party makes this waiver voluntarily; and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.7.

9.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

9.9 Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“Aggregate Cash Consideration” shall mean $24,887,513, subject to adjustment in accordance with Section 1.7(c).

“Aggregate Stock Consideration” shall mean 2,083,333 shares of Parent Voting Common Stock.

“Aggregate Stock Consideration Value” shall mean the product of (i) the Aggregate Stock Consideration and (ii) the Parent Share Value.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York or Los Angeles, California are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Change In Control and Retention Payments” shall mean any amount paid, payable or reasonably expected to become payable (whether before or after the Closing) by Company or any of its Subsidiaries (including by Parent and any of its Affiliates on behalf of the Company or any of its Subsidiaries) pursuant to the terms of any contract, arrangement, commitment, or understanding (including third-party commercial, service or other agreements), or as an accommodation made in lieu of any amount payable or reasonably expected to become payable (whether before or after the Closing) by Company or any of its Subsidiaries (including by Parent and any of its Affiliates on behalf of the Company or any of its Subsidiaries) pursuant to the terms of any such contract, arrangement, commitment, or understanding, arising out of or resulting from the transactions contemplated hereby, including, with respect to any directors, officers or employees, any “change-of-control,” severance, retention, “stay” or “transaction” package, bonus or agreement, or any similar arrangement (for the avoidance of doubt, (i) the Change In Control and Retention Payments amount shall not include any amounts payable by Company or any of its Subsidiaries (including by Parent and any of its Affiliates on behalf of the Company or any of its Subsidiaries) pursuant to that certain Employment Agreement by and between David R. Misch and Parent, dated as of August 21, 2012, but (ii) shall include all amounts payable by Company or any of its Subsidiaries (including by Parent and any of its Affiliates on behalf of the Company or any of its Subsidiaries) pursuant to (a) that certain Retention Agreement by and between Nick Zappia and Parent, dated as of August 21, 2012 and (b) that certain Retention Agreement by and between Richard A. Smith and Parent, dated as of August 21, 2012).

“Company Closing Expenses” shall mean the sum of the (i) Professional Expenses and (ii) Change In Control and Retention Payments.

“Company Stock Plans” shall mean any employee or director stock plan of the Company, including without limitation, the Stock Option Plan of Doctors’ Bancorp.

“Confidentiality Agreement” shall mean that certain letter agreement, dated as of March 14, 2012, by and between Company and Parent (as it may be amended from time to time).

“Controlled Group Liability” shall mean any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412, 430 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (e) under corresponding or similar provisions of foreign Laws, other than such liabilities that arise solely out of, or relate solely to, the Company Benefit Plans listed in Section 3.11(a) of the Disclosure Schedule.

“Corporate Entity” shall mean a bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization.

“Disclosure Schedule” shall mean the disclosure schedule dated as of the date of the Agreement and delivered by Company to Parent concurrent with the execution and delivery of the Agreement.

“End Date” shall mean the date that is the nine (9) month anniversary of the date hereof, unless, as of such date, all the conditions set forth in Article VII, other than the conditions set forth in Section 7.1(c) and Section 7.1(d), have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing), in which case such date shall be extended by ninety (90) days.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Knowledge” with respect to Company, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 9.9 of the Disclosure Schedule, and, with respect to Parent, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 9.9 of the Parent Disclosure Schedule.

“Law” or “Laws” shall mean any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

“Material Adverse Effect” shall mean, with respect to Company any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of Company and its Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Company to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a “Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Company Common Stock, in and of itself, but not including any underlying causes thereof, (E) the public disclosure of this Agreement, (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (G) actions or omissions taken with the express prior written consent of Parent; except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change disproportionately affect Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which Company and its Subsidiaries operate.

“Maximum Consideration” shall mean a dollar amount equal to the product of (A) 1.30 multiplied by (B) the difference between (i) the aggregate tangible common equity of Company as set forth on the Closing Date Balance Sheet, minus (ii) the sum of (1) any Company Closing Expenses not previously accrued (as and to the extent reflected on the Closing Date Balance Sheet) and (2) all liabilities or obligations of any kind (absolute, accrued, asserted or unasserted, contingent or otherwise) resulting from a breach of any representation or warranty contained in Section 3.24 hereof.

“Parent Material Adverse Effect” shall mean, with respect to Parent any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Parent to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a “Parent Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Parent Common Stock, in and of itself, but not including any underlying causes thereof, (E) the public disclosure of this Agreement, (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (G) actions or omissions taken with the express prior written consent of Company; except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change disproportionately affect Parent and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which Parent and its Subsidiaries operate.

“Parent Share Value” shall mean $12.00.

“party” or “parties” shall mean Company and Parent.

“Per Share Merger Consideration Value” shall mean the sum of (i) the Per Share Cash Consideration and (ii) the product of (A) the Exchange Ratio and (B) the Parent Share Value.

“Person” shall mean any individual, Corporate Entity or Governmental Entity.

“Professional Expenses” shall mean any amount paid, payable or reasonably expected to become payable (whether before or after the Closing) by Company or any of its Subsidiaries (including by Parent and any of its Affiliates on behalf of the Company or any of its Subsidiaries) for services rendered or being rendered to Company by any attorney, investment banker or other financial advisor, accountant, auditor or other professional services provider in connection with the transactions contemplated hereby.

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Parent may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions; provided, that, other than as a result of actions taken in compliance with the last two sentences of this Section 9.11, (a) such revision does not alter or change the kind or amount of the Merger Consideration, (b) such revision does not adversely affect the Tax treatment of the Merger to the shareholders of Company, (c) such revised structure or method is reasonably capable of consummation without significant delay in relation to the structure contemplated herein and (d) such revision does not otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled unless duly waived by the party entitled to the benefits thereof. The parties expressly agree that Parent may, in its sole discretion and notified to Company in writing no later than three (3) Business Days prior to the date that would otherwise have been the Closing Date, revise the structure of the Merger such that the Merger shall be a merger of Company with and into Pacific Trust Bank, fsb, a federal savings bank (“PacTrust Bank”), and, for the avoidance of doubt, not with and into Beach, with PacTrust Bank being the Surviving Corporation in the Merger, continuing its corporate existence under the laws of the United States, and a wholly owned Subsidiary of Parent. This Agreement and any related documents will be, or will deemed to have been, appropriately amended in order to reflect any revised structure or method as contemplated by this Section 9.11.

9.12 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign any of its rights under this Agreement to a direct or indirect wholly owned Subsidiary of Parent, and Beach may assign any of its rights under this Agreement to PacTrust Bank in connection with Section 9.11. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST PACTRUST BANCORP, INC.

By:	/s/ Gregory A. Mitchell
Name: Gregory A. Mitchell
Title: Chief Executive Officer

BEACH BUSINESS BANK

By:	/s/ Robert M. Franko
Name: Robert M. Franko
Title: President & Chief Executive Officer

THE PRIVATE BANK OF CALIFORNIA

By:	/s/ David R. Misch
Name: David R. Misch
Title: Chief Executive Officer

ANNEX B

4675 MacArthur Court, Suite 1595 Newport Beach, California 92660

August 21, 2012

The Board of Directors

Private Bank of California

10100 Santa Monica Boulevard, Suite 2500

Los Angeles, California 90067

Dear Board of Directors:

We understand that Private Bank of California (the “Company”) and First PacTrust Bancorp, Inc. (“First PacTrust”) are prepared to enter into an Agreement and Plan of Merger dated as of August 21, 2012 (the “Merger Agreement”), pursuant to which the Company will be merged with and into First PacTrust or a subsidiary thereof (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of the Company, we understand that, subject to the exercise of dissenters’ rights, each outstanding share of common stock of the Company (“Company Common Stock”) is to be converted into the right to receive 0.5429 shares of First PacTrust common stock plus $6.49 in cash (collectively, the “Consideration”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement and all defined terms used herein shall have the meaning set forth in the Merger Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Consideration to be received by the holders of Company Common Stock is fair to such holders from a financial point of view.

Milestone is an investment banking firm and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate purposes in the financial services sector. For purposes of this opinion and in connection with our review of the Merger, we have, among other things: (1) reviewed the Merger Agreement, (2) reviewed certain publicly available business and financial information relating to the Company and First PacTrust that we deem to be relevant, (3) reviewed certain internal information, including financial projections and other financial and operating data relating to the strategic implications and operational benefits anticipated to result from the Merger, furnished to us by the Company and First PacTrust, (4) reviewed certain publicly available and other information concerning the reported prices and trading history of, and the trading market for, the common stock of the Company and First PacTrust, (5) reviewed certain publicly available information with respect to other companies that we believe to be comparable in certain respects to the Company and First PacTrust, (6) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which we deemed to be comparable, in whole or in part, to the Merger, and (7) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with the Company’s management and counsel. In addition to the foregoing, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deem appropriate to arrive at our opinion.

B-1

Private Bank of California

August 21, 2012

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed by us, whether or not publicly available, and we have not assumed any responsibility for independent verification of any such information. With respect to financial projections and other information provided to or reviewed by us, we have been advised by the management of the Company that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company and the strategic implications and operational benefits anticipated from the Merger. We further relied on the assurances of the management of the Company that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. We have not made or been provided with any independent evaluations or appraisals of any of the assets, properties, liabilities or securities of the Company, nor have we made any physical inspection of the properties or assets of the Company. We did not conduct an evaluation of the Company’s loan portfolio for purposes of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for the Company are in the aggregate adequate to cover such losses. In addition, we have not assumed responsibility for reviewing any individual credit files relating to the Company or First PacTrust. Milestone expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger. Our opinion does not address the underlying business decision of the Company to enter into the Merger Agreement or complete the Merger.

Our opinion is based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof. We assume no responsibility for updating or revising this Opinion based on circumstances or events occurring after the date hereof.

We have acted as financial advisor to the Company and will receive a fee from the Company for our services if the proposed Merger is consummated.

This opinion is for the benefit and use of the members of the Board of Directors of the Company in connection with their evaluation of the Merger and does not constitute a recommendation to any holder of the Company Common Stock as to how such holder should vote with respect to the Merger. This opinion may not be used for any other purpose without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement, information statement or any other material required to be distributed to Company shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Sincerely,

Milestone Advisors

B-2

ANNEX C

CALIFORNIA GENERAL CORPORATION LAW

CHAPTER 13: DISSENTERS’ RIGHTS

Section 1300. Shareholder in short-form merger; Purchase at fair market value; “Dissenting shares”; “Dissenting shareholder”

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

Section 1301. Notice to holder of dissenting shares of reorganization approval; Demand for purchase of shares; Contents of demand

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

Section 1302. Stamping or endorsing dissenting shares

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Section 1303. Dissenting shareholder entitled to agreed price with interest thereon; When price to be paid

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Section 1304. Action by dissenters to determine whether shares are dissenting shares or fair market value of dissenting shares or both; Joinder of shareholders; Consolidation of actions; Determination of issues; Appointment of appraisers

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Section 1305. Duty and report of appraisers; Court’s confirmation of report; Determination of fair market value by court; Judgment and payment; Appeal; Costs of action

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

Section 1306. Prevention of payment to holders of dissenting shares of fair market value; Effect

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

Section 1307. Disposition of dividends upon dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

Section 1308. Rights and privileges of dissenting shares; Withdrawal of demand for payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

Section 1309. When dissenting shares lose their status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

Section 1310. Suspension of proceedings for compensation or valuation pending litigation

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

Section 1311. Shares to which chapter inapplicable

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

Section 1312. Attack on validity of reorganization or short-form merger; Rights of shareholders; Burden of proof

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

Section 1313. Conversion deemed to constitute reorganization for purposes of chapter

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

ANNEX D

                    , 2012

First PacTrust Bancorp, Inc.

18500 Von Karman Avenue, Suite 1100

Irvine, CA 92612

Re: Agreement and Plan of Merger by and between First PacTrust Bancorp, Inc. (“Buyer”) and The Private Bank of California (the “Company”)

Ladies and Gentlemen:

In consideration of the expenses and other obligations Buyer will incur in connection with the Agreement and Plan of Merger, by and between Buyer and the Company, dated as of August [—], 2012 (as may be amended, amended and restated or otherwise modified from time to time, the “Merger Agreement”), and in order to induce Buyer to execute the Merger Agreement and to proceed to incur such expenses,

                                                                                                                                                                                                                                                                                                                                                                                      (“Shareholder”) hereby agrees as follows (capitalized terms used and not defined herein shall have the meaning given such terms in the Merger Agreement):

1. Shareholder represents and warrants that, as of the date of this letter agreement Shareholder has, and at all times during the term of this letter agreement will have, beneficial ownership of, good and valid title to and full and exclusive power to vote and to dispose of, that number of shares of the common stock of the Company, no par value (the “Common Stock”), as set forth on Annex A hereto (such shares, together with all additional shares of Common Stock and all additional options, warrants and other rights to acquire shares of Common Stock that such Shareholder may acquire from and after the date hereof, including through any stock split, split-up, stock dividend or distribution, combination, merger, consolidation, reorganization, recapitalization or similar transaction with respect to shares of Common Stock, the “Shares”), with no restrictions, limitations or qualifications on Shareholder’s rights of disposition pertaining to the Shares, except as provided herein. Shareholder agrees, until the Expiration Date, that Shareholder shall notify Buyer promptly in writing of changes in the number of Shares owned beneficially or of record by Shareholder. “Expiration Date” means the earliest of (a) the Effective Time, and (b) the date that the Merger Agreement is terminated in accordance with its terms.

2. Shareholder agrees, until the Expiration Date, that, without the prior written consent of Buyer, other than pursuant to the Merger, Shareholder shall not directly or indirectly, sell (including short sell), transfer, pledge, assign, tender, encumber, grant a participation interest in, hypothecate or otherwise dispose of, including by gift (collectively, “Transfer”), or enter into any contract, arrangement or understanding with respect to a Transfer of, the Shares. Except as provided hereunder, Shareholder shall not, and shall not permit any Person under Shareholder’s control or any of Shareholder’s or such Person’s respective representatives to, seek or solicit any such Transfer or any such contract, arrangement or understanding. In the case of any Transfer by operation of law, this letter agreement shall be binding upon the transferee(s).

3. Until the Expiration Date (in the case of clauses (a), (b) (c)(ii) and (c)(iii) below) and, except as Buyer may otherwise agree, at the Company Shareholders Meeting and at any other meeting of Company shareholders, however called, and on every action or approval by written consent of shareholders of the Company, Shareholder shall vote (or cause to be voted), or deliver (or cause to be delivered) a written consent covering, the Shares (whether or not any action described below is recommend by the board of directors of the Company; provided that nothing in this letter agreement shall prevent Shareholder from discharging Shareholder’s fiduciary duties as a director or officer of the Company or as a trustee or fiduciary of any employee benefit plan or trust of the Company):

(a) in favor of the approval of the Merger, and the approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement, in favor of any proposal to adjourn or postpone the Company Stockholders Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Stockholders meeting is held and in favor of any action in furtherance of any of the foregoing;

(b) against any action or agreement that is intended, or could be reasonably expected to, result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or impair the ability of the Company to consummate the Merger or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the Merger; and

(c) against (other than the transactions contemplated by the Merger Agreement): (i) any agreement, transaction or proposal that relates to an Acquisition Proposal or Alternative Transaction; (ii) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; or (iii) any amendment or other change in the Company’s articles of incorporation or bylaws, except in the case of clauses (ii) and (iii), if otherwise specifically provided in the Merger Agreement or approved in writing by Buyer.

4. Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. Prior to the Expiration Date, Shareholder shall not enter into any voting arrangement other than this letter agreement, directly or indirectly, with respect to the Shares.

5. From time to time, at Buyer’s reasonable request and without further consideration, Shareholder shall cooperate with Buyer to make all filings and obtain all consents of Governmental Entities and third parties and execute and deliver such additional documents and take all such further actions as may be necessary or desirable to effect the actions contemplated by this letter agreement. Without limiting the foregoing, Shareholder hereby (a) authorizes Buyer to publish and disclose in any public announcement, disclosure required by the SEC or by applicable Law or the Proxy Statement (and, if applicable, the Form S-4), Shareholder’s identity and ownership of the Shares, the nature of Shareholder’s obligations under this letter agreement and any other information that Buyer reasonably determines is required to be disclosed in connection with the Merger and the transactions contemplated by the Merger Agreement; (b) agrees to promptly give to Buyer and any information Buyer may reasonably require for the preparation of any such disclosure documents; and (c) agrees to promptly notify Buyer of any required corrections with respect to any information supplied Shareholder, if and to the extent that such information shall have become false or misleading in any material respect.

6. Shareholder hereby acknowledges that Shareholder is bound by the restrictions set forth in Section 6.9 of the Merger Agreement.

7. Shareholder represents, warrants and covenants to Buyer:

(a) The number of shares set forth on Annex A hereto are the only shares of Common Stock beneficially owned by Shareholder as of the date of this letter agreement. There are no agreements or arrangements of any kind, contingent or otherwise, to which Shareholder is a party obligating Shareholder to Transfer or cause to be Transferred to any Person any of the Shares. No Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.

(b) There exists no condition, requirement state of facts (including in connection with any contract or litigation) that would prevent or materially impede, or could reasonably be expected to prevent or materially impede, Shareholder from performing in full its obligations under this letter agreement.

(c) Shareholder has full power and authority to make, enter into and carry out the terms of this letter agreement and to perform his obligations hereunder.

(d) This letter agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and legally binding agreement of Shareholder, enforceable against the undersigned in accordance with its terms and, except as otherwise specifically set forth herein, no other action is necessary to authorize the execution and delivery by Shareholder or the performance of its obligations hereunder. If Shareholder is married and any of the Shares constitute community property or spousal approval is otherwise necessary for this letter agreement to be legal, binding and enforceable, this letter agreement has been duly and validly executed and delivered by, and constitutes a valid and legally binding agreement of, Shareholder’s spouse, enforceable in accordance with its terms.

(e) None of the Shares are subject to any voting trust or other agreement or arrangement with respect to the voting of the Shares, except as provided hereunder.

(f) Shareholder has had the opportunity to review the Merger Agreement and this letter agreement with counsel of his, her or its own choosing. Shareholder understands and acknowledges that Buyer is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this letter agreement.

Shareholder agrees to notify Buyer of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties set forth in this Section 7.

8. Shareholder hereby irrevocably waives (on behalf of itself and each of its Affiliates (other than the Company and its Subsidiaries)), any and all claims and/or causes of action (derivative or otherwise) and any rights of appraisal or rights to dissent from the Merger that Shareholder or any such Affiliate may have, either currently or in the future, against the Company or any of the Company’s former or current officers, directors, shareholders, affiliates, employees and agents (the “Company Persons”) resulting from, or arising in connection with, any act or omission by any Company Person directly in connection with the Merger Agreement or the consummation of the Merger, the negotiation of the terms thereof and/or the other agreements, documents and instruments to be executed in connection therewith; provided that this Section 8 shall in no way limit Shareholder’s rights under Section 6.7 of the Merger Agreement or any other rights to indemnification (and related reimbursement), in law or by contract, that such Shareholder has with respect to Company or any of its Subsidiaries.

9. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring or required to incur such cost or expenses.

10. This letter agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this letter agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this letter agreement.

11. Except as otherwise provided herein, this letter agreement shall terminate and shall have no further force or effect as of the Expiration Date.

12. This letter agreement may not be assigned without the prior written consent of the other party and may not be amended or waived except in writing. This letter agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13. The undersigned acknowledges that Buyer will be irreparably harmed by and that there will be no adequate remedy at law for a violation by the undersigned hereof. Without limiting other remedies, Buyer shall have the right to enforce this letter agreement by specific performance or injunctive relief.

14. Any term or provision of this letter agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement or affecting the validity or enforceability of any of the terms or provisions of this letter agreement in any other jurisdiction, and if any provision of this letter agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner adverse to any party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible.

15. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of California applicable to agreements made and to be performed entirely within such state. The parties to this letter agreement (a) irrevocably submit to the personal jurisdiction of any court of the State of California or any court of the United States located in the State of California with respect to any dispute arising out of this letter agreement or the transactions contemplated by this letter agreement and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum.

[Remainder of page left intentionally blank]

Very truly yours,

[Signature Page to Voting and Support Agreement]

Accepted and Agreed:

FIRST PACTRUST BANCORP, INC.

By:
Name:
Title:

Dated:                     , 2012

[Signature Page to Voting and Support Agreement]

Annex A

Shareholder	Shares beneficially owned	Shares subject to options, warrants and other rights to acquire shares

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 2-405.2 of the Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for monetary damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit, for the amount of the improper benefit or profit in money, property or services; or (2) to the extent that a final judgment or adjudication against the director or officer is based on a determination that the director’s or officer’s act or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against the director or officer. The Registrant’s charter contains such a provision, thereby limiting the liability of its directors and officers to the maximum extent permitted by Maryland law.

Section 2-418 of the Maryland General Corporation Law permits a Maryland corporation to indemnify a director or officer who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director or officer had reason to believe that his conduct was unlawful. The Maryland General Corporation Law provides that where a director or officer is a defendant in a proceeding by or in the right of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The Maryland General Corporation Law also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

Section 2-418 of the Maryland General Corporation Law provides that unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. Section 2-418 also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation’s receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Registrant’s charter provides for indemnification of directors and officers to the maximum extent permitted by the Maryland General Corporation Law. Additionally, the Registrant has entered into indemnification agreements with certain officers and directors of the Registrant (each an “Indemnitee”). Among other things, the indemnification agreements generally require the Registrant to indemnify and hold an Indemnitee harmless to the maximum extent permitted by the Maryland General Corporation Law for liabilities arising out of the Indemnitee’s service to the Registrant or another entity for which the Indemnitee is or was serving at the request of the Registrant. The indemnification agreements further provide that, subject to the terms set forth therein, the Registrant will indemnify the applicable director and/or officer for any and all expenses that he or she becomes legally obligated to pay because of any claims made against or by the director and/or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative, and whether formal or informal (including an action by or in the right of the Registrant), to which he or she is, was or at any time becomes a party or a participant, including as a witness or otherwise, or is threatened to be made a party or participant, by reason of the fact that he or she is, was or at any time becomes a director, officer, employee or other agent of the Registrant, or is or was serving or at any time serves at the request of the Registrant as a director, officer, employee or other agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including a subsidiary of the Registrant. The indemnification agreements also require the Registrant to advance expenses prior to the final adjudication of any such proceeding and provide for certain presumptions and procedures applicable to a determination of a director and/or officer’s right to receive indemnification and advancement of expenses. The Registrant is also obligated to contribute to certain amounts incurred by the director and/or officer if the indemnification provided for under the indemnification agreements is not available for any reason.

Under a directors’ and officers’ liability insurance policy, directors and officers of the Registrant are insured against certain liabilities.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 21, 2012, by and between First PacTrust Bancorp, Inc. and The Private Bank of California (attached as Annex A to the proxy statement/prospectus contained in this Registration Statement)

3.1	Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Registration Statement on Form S-1, filed on March 28, 2002, and incorporated herein by reference)

3.2	Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on November 21, 2008, and incorporated herein by reference)

3.3	Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K/A, filed on November 16, 2010, and incorporated herein by reference)

3.4	Articles of Amendment to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on March 4, 2011, and incorporated herein by reference)

3.5	Articles of Amendment to Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on May 12, 2011, and incorporated herein by reference)

3.6	Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on August 30, 2011, and incorporated herein by reference)

3.7	Bylaws of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on July 5, 2012, and incorporated herein by reference)

4.1	Form of Stock Certificate of First PacTrust Bancorp, Inc. (filed as Exhibit 4.0 to First PacTrust’s Registration Statement on Form S-1, filed on March 28, 2002, and incorporated herein by reference)

5.1	Opinion of Silver, Freedman & Taff, L.L.P. regarding the validity of the securities to be issued

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters†

10.1	Form of Voting and Support Agreements dated August 21, 2012, between First PacTrust Bancorp, Inc. and certain directors, officers and shareholders of The Private Bank of California (attached as Annex D to the proxy statement/prospectus contained in this Registration Statement)

Exhibit No.	Description
10.2	Employment Agreement, dated August 21, 2012, by and between David R. Misch and First PacTrust Bancorp, Inc.†

10.3	Letter Agreement, dated August 21, 2012, by and among Nick Zappia, The Private Bank of California and First PacTrust Bancorp, Inc.†

10.4	Letter Agreement, dated August 21, 2012, by and among Richard A. Smith, The Private Bank of California and First PacTrust Bancorp, Inc.†

10.5	Change in Control and Severance Agreement, dated January 3, 2012, by and between The Private Bank of California and Joyce N. Kaneda, and First Amendment thereto, dated February 5, 2013†

10.6	Change in Control and Severance Agreement, dated April 2, 2012, by and between The Private Bank of California and Suzanne Dondanville, and First Amendment thereto, dated February 4, 2013†

10.7	Voting and Support Agreement dated August 21, 2012 between First PacTrust Bancorp, Inc. and Richard M. Pachulski.†

21.1	List of Subsidiaries of First PacTrust Bancorp, Inc. (filed as Exhibit 21.0 to First PacTrust’s Annual Report on Form 10-K, filed on March 28, 2013, and incorporated herein by reference)

23.1	Consent of Silver, Freedman & Taff, L.L.P. (included in Exhibit 5.1)

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

23.3	Consent of Crowe Horwath LLP (with respect to First PacTrust Bancorp, Inc.)

23.4	Consent of Vavrinek, Trine, Day & Co., LLP (with respect to Beach Business Bank and The Private Bank of California)

23.5	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP (with respect to Gateway Bancorp)

23.6	Consent of KPMG LLP (with respect to First PacTrust Bancorp, Inc.)

23.7	Consent of McGladrey LLP (with respect to The Private Bank of California)

24.1	Power of Attorney†

99.1	Consent of Milestone Advisors, LLC

99.2	Form of proxy of The Private Bank of California

†	Previously filed

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That each prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irvine, State of California, on April 10, 2013.

FIRST PACTRUST BANCORP, INC.

By:	/s/ Steven A. Sugarman
Name: Steven A. Sugarman
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-4 Registration Statement has been signed by the following persons in the capacities indicated on April 10, 2013.

Signature	Title

/s/ Steven A. Sugarman Steven A. Sugarman	Chief Executive Officer (Principal Executive Officer)

* Ronald J. Nicolas, Jr.	Executive Vice President, Chief Financial Officer (Principal Financial Officer)

* Lonny D. Robinson	Executive Vice President (Principal Accounting Officer)

* Chad T. Brownstein	Director

* Timothy R. Chrisman	Director

* Robb Evans	Director

* Jeffrey Karish	Director

* Alvin L. Majors	Director

* Jeffrey T. Seabold	Director

/s/ Jonah Schnel Jonah Schnel	Director

*By:	/s/ Steven A. Sugarman
Steven A. Sugarman Attorney-in-Fact April 10, 2013

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 21, 2012, by and between First PacTrust Bancorp, Inc. and The Private Bank of California (attached as Annex A to the proxy statement/prospectus contained in this Registration Statement)

3.1	Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Registration Statement on Form S-1, filed on March 28, 2002, and incorporated herein by reference)

3.2	Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on November 21, 2008, and incorporated herein by reference)

3.3	Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K/A, filed on November 16, 2010, and incorporated herein by reference)

3.4	Articles of Amendment to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on March 4, 2011, and incorporated herein by reference)

3.5	Articles of Amendment to Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on May 12, 2011, and incorporated herein by reference)

3.6	Articles Supplementary to the Articles of Incorporation of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on August 30, 2011, and incorporated herein by reference)

3.7	Bylaws of First PacTrust Bancorp, Inc. (filed as Exhibit 3.1 to First PacTrust’s Current Report on Form 8-K, filed on July 5, 2012, and incorporated herein by reference)

4.1	Form of Stock Certificate of First PacTrust Bancorp, Inc. (filed as Exhibit 4.0 to First PacTrust’s Registration Statement on Form S-1, filed on March 28, 2002, and incorporated herein by reference)

5.1	Opinion of Silver, Freedman & Taff, L.L.P. regarding the validity of the securities to be issued

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters†

10.1	Form of Voting and Support Agreements dated August 21, 2012, between First PacTrust Bancorp, Inc. and certain directors, officers and shareholders of The Private Bank of California (attached as Annex D to the proxy statement/prospectus contained in this Registration Statement)

10.2	Employment Agreement, dated August 21, 2012, by and between David R. Misch and First PacTrust Bancorp, Inc.†

10.3	Letter Agreement, dated August 21, 2012, by and among Nick Zappia, The Private Bank of California and First PacTrust Bancorp, Inc.†

10.4	Letter Agreement, dated August 21, 2012, by and among Richard A. Smith, The Private Bank of California and First PacTrust Bancorp, Inc.†

10.5	Change in Control and Severance Agreement, dated January 3, 2012, by and between The Private Bank of California and Joyce N. Kaneda, and First Amendment thereto, dated February 5, 2013†

10.6	Change in Control and Severance Agreement, dated April 2, 2012, by and between The Private Bank of California and Suzanne Dondanville, and First Amendment thereto dated February 4, 2013†

Exhibit No.	Description
10.7	Voting and Support Agreement dated August 21, 2012 between First PacTrust Bancorp, Inc. and Richard M. Pachulski.†

21.1	List of Subsidiaries of First PacTrust Bancorp, Inc. (filed as Exhibit 21.0 to First PacTrust’s Annual Report on Form 10-K, filed on March 28, 2013, and incorporated herein by reference)

23.1	Consent of Silver, Freedman & Taff, L.L.P. (included in Exhibit 5.1)

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

23.3	Consent of Crowe Horwath LLP (with respect to First PacTrust Bancorp, Inc.)

23.4	Consent of Vavrinek, Trine, Day & Co., LLP (with respect to Beach Business Bank and The Private Bank of California)

23.5	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP (with respect to Gateway Bancorp)

23.6	Consent of KPMG LLP (with respect to First PacTrust Bancorp, Inc.)

23.7	Consent of McGladrey LLP (with respect to The Private Bank of California)

24.1	Power of Attorney†

99.1	Consent of Milestone Advisors, LLC

99.2	Form of proxy of The Private Bank of California

†	Previously filed